

8/21



08004507

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Reliance Capital

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 28 2008
THOMSON REUTERS

FILE NO. 82- 35007 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dew

DATE: 8/26/08

RELIANCE Capital

Anil Dhirubhai Ambani Group

Annual Report 2007-08 (Abridged)



"Growth has no limit. I keep revising my vision. Only when you dream it, you can do it."

- Dhirubhai H. Ambani

My dear fellow Shareowners,

It gives me great pleasure to share with you the highlights of our Company's performance during the year 2007-08.

In a short span of three years since the re-organisation of the Reliance Group in June 2005, our Company has emerged as a leading Indian financial powerhouse. We are today the largest mutual fund (Reliance Mutual Fund) as well as the largest brokerage & financial distributor (Reliance Money) in the country. We continue to remain the fastest growing private sector player in the insurance industry. We are among the top 3 general insurers and top 4 life insurers in the private sector. Our Company has a market capitalisation in excess of Rs.35,000 crore and a shareholder base of over 1.3 million.

Our Company now ranks among the top 3 private sector banking and finance companies on all major parameters, with interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking and depository services, consumer finance and financial products distribution.

We have over 14 million customers, served by 9,700 outlets in over 4,300 cities and towns, representing one of the largest distribution networks in the financial services space.

Our Company is an integral part of the Reliance Anil Dhirubhai Ambani Group, India's second largest business house. Our goal is not just to build a great enterprise for our stakeholders but a great future for India - the new India of the new millennium - an India that desires real and rapid change and seeks a quality of life that is second to none.

Today, each of us can claim with great pride that the Reliance Anil Dhirubhai Ambani Group touches the life of one in ten Indians, every single day.

Across different companies, our group enjoys the support of a customer base of over 150 million and a shareholder base of over 11 million - the largest for any group in the country.

This proud association defines our vision and values. It defines who we are, what we stand for and what we aspire to achieve.

We are not just about scale and size; we are about the pursuit of excellence, the integrity of our values and the quality of our services.

Performance Review

You will be happy to learn that during the year, our Company achieved substantial improvement in its financial and operational performance.

The salient points are

- **Consolidated Total income of Rs.4,919 crore** (US$ 1.2 billion), against Rs.2,158 crore in the corresponding period, an **increase of 128 per cent.**
- **Consolidated Net profit of Rs.1,009 crore** (US$ 251 million), against Rs.703 crore in the corresponding period, an **increase of 44 per cent.**
- **Total Income of Rs.2,080 crore** (US$ 516 million), against Rs.884 crore in the corresponding period, **an increase of 135 per cent.**
- **Net Profit of Rs.1,025 crore** (US$ 254 million), against Rs.646 crore in the corresponding period, **an increase of 59 per cent.**
- **Consolidated Earnings per share (EPS) of Rs.41.08** (US$ 1.02), against Rs.30.88 in the corresponding period, **an increase of 34 per cent.**
- **Earning per share (EPS) of Rs.41.75** (US$ 1.04), against Rs.28.39 in the corresponding period, **an increase of 47 per cent.**
- **Total Assets of the company stood at Rs.15,374.31 crore** (US$ 3.8 billion).
- **Total Net worth of the company stood at Rs.5,927.5 crore** (US$ 1.5 billion).

Your Company's short term borrowing program has been assigned a rating of "A1+" by ICRA, the highest credit rating given by ICRA. Fitch assigned the borrowing program a rating of "F1+", which stands for the highest credit quality and indicates the

Reliance Capital
Anil Dhirubhai Ambani Group

082-35007

3-31-08
AR/S

Annual Report
2007-08
(Abridged)

Profile

Reliance Capital Limited is a part of the Reliance Anil Dhirubhai Ambani Group, India's second largest business house.

Reliance Capital, incorporated in 1986, is one of India's leading and fastest growing private sector financial services companies, and ranks among the top 3 private sector financial services and banking companies, in terms of networth.

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments; stock broking, depository services, distribution of financial products, consumer finance and other activities in financial services.

Mission: Excellence in financial services

- To attain global best practices and become a world-class financial services enterprise – guided by its purpose to move towards greater degree of sophistication and maturity.
- To work with vigour, dedication and innovation to achieve excellence in service, quality, reliability, safety and customer care as the ultimate goal.
- To earn the trust and confidence of all stakeholders, exceeding their expectations and make the Company a respected household name.
- To consistently achieve high growth with the highest levels of productivity.
- To be a technology driven, efficient and financially sound organisation.
- To contribute towards community development and nation building.
- To be a responsible corporate citizen nurturing human values and concern for society, the environment and above all the people.
- To promote a work culture that fosters individual growth, team spirit and creativity to overcome challenges and attain goals.
- To encourage ideas, talent and value systems.
- To uphold the guiding principles of trust, integrity and transparency in all aspects of interactions and dealings.

Business mix


Reliance Capital
ASSET MANAGEMENT
Mutual Fund
Portfolio Management
Offshore fund
INSURANCE
Life Insurance
General Insurance
BROKING& DISTRIBUTION
Stocks Commodities & Derivatives
Forex & offshore Investments
Third party products
Over the counter services
CONSUMER FINANCE
Mortgages
Personal Loans
Vehicle Loans
Business Loans
OTHER BUSINESSES
Investments & proprietary trading
Asset Reconstruction

Creating India's leading financial superstore

Letter to Shareowners



"Growth has no limit. I keep revising my vision. Only when you dream it, you can do it."

- Dhirubhai H. Ambani

My dear fellow Shareowners,

It gives me great pleasure to share with you the highlights of our Company's performance during the year 2007-08.

In a short span of three years since the re-organisation of the Reliance Group in June 2005, our Company has emerged as a leading Indian financial powerhouse. We are today the largest mutual fund (Reliance Mutual Fund) as well as the largest brokerage & financial distributor (Reliance Money) in the country. We continue to remain the fastest growing private sector player in the insurance industry. We are among the top 3 general insurers and top 4 life insurers in the private sector. Our Company has a market capitalisation in excess of Rs.35,000 crore and a shareholder base of over 1.3 million.

Our Company now ranks among the top 3 private sector banking and finance companies on all major parameters, with interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking and depository services, consumer finance and financial products distribution.

We have over 14 million customers, served by 9,700 outlets in over 4,300 cities and towns, representing one of the largest distribution networks in the financial services space.

Our Company is an integral part of the Reliance Anil Dhirubhai Ambani Group, India's second largest business house. Our goal is not just to build a great enterprise for our stakeholders but a great future for India - the new India of the new millennium - an India that desires real and rapid change and seeks a quality of life that is second to none.

Today, each of us can claim with great pride that the Reliance Anil Dhirubhai Ambani Group touches the life of one in ten Indians, every single day.

Across different companies, our group enjoys the support of a customer base of over 150 million and a shareholder base of over 11 million - the largest for any group in the country.

This proud association defines our vision and values. It defines who we are, what we stand for and what we aspire to achieve.

We are not just about scale and size; we are about the pursuit of excellence, the integrity of our values and the quality of our services.

Performance Review

You will be happy to learn that during the year, our Company achieved substantial improvement in its financial and operational performance.

The salient points are

- **Consolidated Total income of Rs.4,919 crore** (US$ 1.2 billion), against Rs.2,158 crore in the corresponding period, **an increase of 128 per cent.**
- **Consolidated Net profit of Rs.1,009 crore** (US$ 251 million), against Rs.703 crore in the corresponding period, **an increase of 44 per cent.**
- **Total Income of Rs.2,080 crore** (US$ 516 million), against Rs.884 crore in the corresponding period, **an increase of 135 per cent.**
- **Net Profit of Rs.1,025 crore** (US$ 254 million), against Rs.646 crore in the corresponding period, **an increase of 59 per cent.**
- **Consolidated Earnings per share (EPS) of Rs.41.08** (US$ 1.02), against Rs.30.88 in the corresponding period, **an increase of 34 per cent.**
- **Earning per share (EPS) of Rs.41.75** (US$ 1.04), against Rs.28.39 in the corresponding period, **an increase of 47 per cent.**
- **Total Assets of the company stood at Rs.15,374.31 crore** (US$ 3.8 billion).
- **Total Net worth of the company stood at Rs.5,927.5 crore** (US$ 1.5 billion).

Your Company's short term borrowing program has been assigned a rating of "A1+" by ICRA, the highest credit rating given by ICRA. Fitch assigned the borrowing program a rating of "F1+", which stands for the highest credit quality and indicates the

Letter to Shareowners

strongest capacity for timely payment of 'financial commitment' - a resounding re-affirmation of our unwavering and long-standing commitment to financial prudence and conservatism.

Our robust financial numbers have enabled us to recommend and increase dividend to: 55%.

Achievements during the year

The year under review saw our Company reach new milestones of growth across various businesses.

Reliance Mutual Fund (RMF) further consolidated its unchallenged leadership position in the country, expanding its market share to 17 per cent at the end of March 2008 from 14 per cent at the end of March 2007. We managed assets worth Rs.90,938 crore (US$ 22.8 billion) as on March 31, 2008, as against Rs.46,307 crore a year ago, an **increase of 96 per cent** against an industry average of 63 per cent.

Reliance Life Insurance is amongst the top four private sector life insurance companies in India. The new business premium grew at 195 per cent, from Rs.932 crore to Rs.2,751 crore (US$ 684 million).

Reliance General Insurance is amongst the top three private sector general insurance companies in India. Its gross direct premium for the year ended March 31, 2008 was Rs.1,946 crore (US$ 484 million) as against Rs.912 crore in the corresponding period, an increase of 113 per cent.

Reliance Money has emerged as the largest brokerage and distributor of financial products in India with more than 2 million customers and the largest distribution network in the country. With annual revenues of Rs.239 crore (US$ 59 million), it achieved break even in the first year of operations.

Reliance Consumer Finance, which saw its commercial launch in May 2007, marked our entry into the rapidly expanding consumer finance segment. Our consumer finance portfolio includes a wide range of products, including personal loans, vehicle loans (car and commercial), home loans, loan against property and SME loans. As on March 31, 2008, the loan book size was of Rs.7,120 crore (US$ 1.8 billion).

In February 2008, our Company received the approval of the Reserve Bank of India for launching our asset reconstruction business. Reliance Capital has 49% shareholding in Reliance Asset Reconstruction Company Ltd. This company will be in the business of managing and resolving distressed debt and will commence operations in the current financial year.

The current year will also see us making a foray into investment banking and institutional broking.

Future Growth Drivers

Our future growth will be propelled by the quality of our human capital, the use of cutting- edge technology and our extensive distribution reach.

Technology, together with human and intellectual capital, will be the key differentiators for our Company going forward. We will use them as strategic tools to reduce the cost of delivery, improve the speed of execution and enhance customer experience at every point of interface.

"Reliance" is amongst the most trusted brand names in India. We will leverage this brand equity to further increase our market share and launch innovative products and services. We will strengthen and expand our already extensive distribution reach to further penetrate the Indian market and reach sections of people who have hitherto been denied the benefits of informed investment advice and world class financial services.

Corporate Governance

We have adopted the Reliance Anil Dhirubhai Ambani Group Corporate Governance Policies and Code of Conduct which has prescribed a set of systems, processes and principles conforming to the international standards, aimed at promoting the interests of all our stakeholders.

Social Commitments

The Company continued to contribute actively to community welfare activities and took up several initiatives and measures related to education and healthcare.

Our Commitment

Our founder, the legendary Dhirubhai H. Ambani, gave us a simple mantra: to aspire to the highest global standards of quality, efficiency, operational performance and customer care.

We remain committed to upholding that vision.

Dhirubhai exhorted us to think big.

We will think bigger. Indeed not just bigger but better, creating ever greater value for all our stakeholders.



Anil D. Ambani
Chairman
April 29, 2008

Highlights - at a glance

(Rs. in crore)

Year ended March 31	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Turnover	2 079.79	883.86	652.02	295.69	356.79	458.78	548.59	492.20	457.40	370.19
Earnings Before Depreciation, Interest & Tax (EBDIT)	1 596.68	782.88	619.00	290.06	348.27	447.09	529.83	475.06	450.87	360.09
Depreciation	17.09	7.07	23.19	27.77	42.09	91.65	55.18	71.97	84.94	98.87
Profit after Tax	1 025.45	646.18	537.61	105.81	105.79	102.63	101.22	93.45	90.56	90.46
Equity Dividend %	55.00	35.00	32.00	30.00	29.00	29.00	29.00	29.00	28.00	28.00
Dividend Payout	158.04	100.58	81.32	38.19	36.92	36.92	36.92	36.96	35.70	34.75
Equity Share Capital	246.16	246.16	223.40	127.84	127.97	127.83	127.83	127.83	126.93	123.98
Reserves and Surplus	5 779.07	4 915.07	3 849.58	1 310.08	1 271.84	1 208.50	1 147.99	1 901.91	1 071.03	1 011.80
Net Worth	5 927.50	5 161.23	4 122.46	1 437.92	1 399.81	1 336.33	1 275.82	2 039.74	1 197.96	1 135.78
Total Assets	15 374.31	6 573.19	4 364.35	2 809.94	2 751.47	3 106.78	3 710.70	4 356.51	3 513.40	2 926.51
Market Capitalisation	30 168.62	16 415.64	11 568.99	2 272.42	1 675.35	618.69	670.24	796.22	2 174.04	417.07
Number of Employees	216	196	140	21	27	30	29	34	25	28

KEY INDICATORS

Year ended March 31	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
EBDIT/Gross Turnover %	76.77	88.58	94.94	98.10	97.61	97.45	96.58	96.52	98.57	97.27
Net Profit Margin %	49.31	73.11	82.45	35.78	29.65	22.37	18.45	18.99	19.80	24.44
Earnings Per Share (Rs.)	41.75	28.39	24.64	8.31	8.31	8.06	7.91	7.33	7.04	7.04
Book Value Per Share (Rs.)	245.29	210.12	184.97	112.95	109.96	104.97	100.22	160.24	93.21	88.37
Debt : Equity Ratio	1.5:1	0.28:1	0.06:1	0.05:1	0.42:1	0.33:1	1.91:1	1.81.:1	1.93:1	1.58:1

Highlights - at a glance

Turnover (Rs. in crore)


2500
2000
1500
1000
500
0
370 19
457.40
492.20
548.59
458.78
356.79
295 69
652.02
883.86
2079.79
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08

Profit After Tax (Rs. in crore)


1200
1000
800
600
400
200
0
90.48
90.56
93.45
101.22
102.63
105.79
105.81
537.61
646.18
1025.45
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08

Net Worth (Rs. in crore)


7000
6000
5000
4000
3000
2000
1000
0
1135.78
1197.96
2039.74
1275.82
1336.33
1399.81
1437.92
4122.46
5161.23
5927.5
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08

Market Capitalisation (Rs. in crore)


35000
30000
25000
20000
15000
10000
5000
0
417.07
2174.04
796.22
670.24
618.69
1675.35
2272.42
11568.99
16415.64
30168.62
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08

Earning Per Share (Rs.)


45
40
35
30
25
20
15
10
5
0
7.04
7.04
7.33
7.91
8.06
8.31
8.31
24.64
28.39
41.75
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08

Book Value Per Share (Rs.)


300
250
200
150
100
50
0
88.37
93.21
160.24
100.22
104.97
109.96
112.95
184.97
210.12
245.29
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08

Dividend Payout (Rs. in crore)


180
160
140
120
100
80
60
40
20
0
34.75
35.7
36.96
36.92
36.92
36.92
38.19
81.32
100.58
158.05
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08

Total Assets (Rs. in crore)


18000
16000
14000
12000
10000
8000
6000
4000
2000
0
2926.51
3513.4
4356.51
3710.7
3106.78
2751.47
2809.94
4364.35
6573.19
15374.31
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08

Board of Directors

Shri Anil D. Ambani - Chairman
Shri Amitabh Jhunjhunwala - Vice Chairman
Shri Rajendra P. Chitale
Shri C. P. Jain

Company Secretary & Manager

Shri V. R. Mohan

Auditors

M/s. Chaturvedi & Shah
M/s. BSR & Co.

Registered Office

H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710
Maharashtra, India

Registrar & Transfer Agent

Karvy Computershare Pvt. Ltd.
Plot No. 17-24, Vittal Rao Nagar
Madhapur, Hyderabad 500 081
Andhra Pradesh, India
Website: www.karvy.com

Investor Helpdesk

Toll free no. (India): 1800 4250 999
Telephone : +91 40 2342 0815-25
Fax : +91 40 2342 0859
Email: rclinvestor@karvy.com

Post your request at
http://kcpl.karvy.com/adag

Contents **Page No.(s)**

22nd Annual General Meeting on Tuesday, September 16, 2008 at 11:00 a.m., at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020

The Annual Report can be accessed at www.reliancecapital.co.in

Notice

Notice is hereby given that the twenty second Annual General Meeting of the members of Reliance Capital Limited will be held on Tuesday, September 16, 2008 at 11.00 a.m., at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020, to transact the following business:

Ordinary Business

1. To consider and adopt the audited Balance Sheet as at March 31, 2008, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.
2. To declare dividend on equity shares.
3. To appoint a director in place of Shri Amitabh Jhunjhunwala who retires by rotation and being eligible offers himself for re-appointment.
4. To appoint Auditors and to fix their remuneration and in this regard to consider and if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution**

   "RESOLVED THAT M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co., Chartered Accountants, be and are hereby appointed as the Auditors of the Company, to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company, on such remuneration as may be fixed by the Board of Directors."

Special Business

5. To consider and, if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution**

   "RESOLVED THAT the Board of Directors of the Company (hereinafter referred to as 'the Board' which term shall be deemed to include any Committee which the Board may constitute to exercise its powers, including the powers conferred by this Resolution) be and is hereby authorised, in accordance with section 293(1)(d) of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force) and the Articles of Association of the Company, to borrow any sum or sums of money, from time to time, at their discretion, for the purpose of the business of the Company, which together with the monies already borrowed by the Company (apart from temporary loans obtained from the Company's Bankers in the ordinary course of business) may exceed at any time, the aggregate of the paid up capital of the Company and its free reserves (that is to say reserves not set apart for any specific purpose) by a sum not exceeding five times of the then paid up capital of the Company and its free reserves and that the Board be and is hereby empowered and authorised to arrange or fix the terms and conditions of all such monies to be borrowed from time to time as to interest, repayment, security or otherwise as they may think fit."

6. To consider and, if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution**

   "RESOLVED THAT in accordance with the provisions of section 293(1)(e) and all other applicable provisions of the Companies Act, 1956, (including any statutory modification or re-enactment thereof, for the time being in force) and other applicable provisions, the consent of the Company be and is hereby accorded to the Board of Directors (hereinafter referred to as 'the Board' which term shall be deemed to include any Committee which the Board may constitute to exercise its powers, including the powers conferred by this Resolution) to contribute to any institute, body, trust, society, association of persons, funds for any charitable or other purposes, not directly relating to the business of the Company or the welfare of the employees, any amount the aggregate of which will, in any financial year, shall not exceed Rs.100 crore or five percent of the Company's average net profit as determined in accordance with the provisions of section 349 and 350 of the Companies Act, 1956, during the three financial years immediately preceding, whichever is greater."

By order of the Board of Directors

V. R. Mohan
Company Secretary & Manager

Registered Office :

H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710
April 29, 2008

Notes

1. **A member entitled to attend and vote at the Annual General Meeting (the Meeting) is entitled to appoint a proxy to attend and vote on a poll, instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however, be deposited at the Registered Office of the Company not less than forty eight hours before the commencement of the Meeting.**
2. Corporate Members are requested to send a duly certified copy of the Board Resolution authorising their representatives to attend and vote at the Meeting.
3. Members/Proxies should fill the Attendance Slip for attending the Meeting.
4. In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote.
5. Members who hold shares in electronic form are requested to write their Client ID and DP ID numbers and those who hold shares in physical form are requested to write their Folio number in the Attendance Slip for attending the Meeting to facilitate identification of membership at the Meeting. Members are requested to bring their Attendance Slip along with their copy of the annual report to the Meeting.
6. Relevant documents referred to in the accompanying Notice are open for inspection by the members at the Registered Office of the Company on all working days, except Saturdays between 11.00 a.m. and 1.00 p.m. upto the date of the Meeting.
7. An explanatory statement pursuant to section 173(2) of the Companies Act, 1956, relating to special business to be transacted at the Meeting is annexed hereto.

Notes

8. a. The Company has already notified closure of Register of Members and Transfer Books thereof from Friday, June 20, 2008 to Friday, June 27, 2008 (both days inclusive) for determining the names of members eligible for dividend, if approved, on equity shares for the year ended March 31, 2008. In respect of shares held in electronic form, the dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.

   b. The dividend on equity shares, as recommended by the Board of Directors, if declared at the Meeting, will be paid after the Meeting.

   c. Members may please note that the dividend warrants shall be payable at par at the designated branches of the Bank printed on the reverse of the dividend warrant for an initial period of three months only. Thereafter, the dividend warrants on revalidation shall be payable only at limited centres / branches of the said Bank. The members are therefore, advised to encash dividend warrants within the initial validity period.

9. Non-resident Indian members are requested to inform Karvy Computershare Private Limited immediately on:

   a. the change in the residential status on return to India for permanent settlement.

   b. the particulars of the bank accounts maintained in India with complete name, branch, account type, account number and address of the bank, if not furnished earlier.

10. Re-appointment of Director

    In terms of Article 154 of the Articles of Association of the Company, Shri Amitabh Jhunjhunwala, Director, retires by rotation at the ensuing Meeting and being eligible offers himself for re-appointment. The details pertaining to the Director required to be provided pursuant to clause 49 of the listing agreement is furnished in the report on corporate governance forming part of this annual report.

11. Members are advised to refer to the section titled "Investor Information" provided in this Annual Report.

12. Members are requested to fill in and send the Feedback Form provided in this Annual Report, to aid the Company in its constant endeavour to enhance the standards of service to investors.

13. Pursuant to Circular No.SEBI/CFD/DIL/LA/2/2007/26/4 dated April 26, 2007, issued by the Securities and Exchange Board of India, the statement containing the salient features of Balance sheet, Profit and Loss Account and Auditors Report (Abridged Financial Statements), is sent to the members, along with the Abridged Consolidated Financial Statements. Any member interested in obtaining a copy of the full Annual Report may write to the Registrar and Transfer Agent of the Company.

Explanatory Statement pursuant to section 173(2) of the Companies Act, 1956.

Item No. 5

As per the provisions of section 293(1)(d) of the Companies Act, 1956, the Board of Directors of a public company shall not, except with the consent of company in general meeting, borrow money together with the money already borrowed, if any (apart from the temporary loans obtained from the company's bankers in the ordinary course of business), exceeding the aggregate of the paid up capital and its free reserves.

The members at the Annual General Meeting of the Company held on September 15, 1997 had, inter alia authorised the Board to borrow upto a sum of Rs.5, 000 crore in excess of its paid up capital and free reserves. The business activities of the Company are increasing especially with the take off of the consumer finance business and keeping in view the requirements for the business, it is proposed to enhance the borrowing limits at any time, up to five times of the aggregate of the then paid up capital of the Company and its free reserves, as specified in the resolution set out at item No. 5 of the Notice.

Your Directors therefore commend the said resolution for your approval.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Item No. 6

In terms of the provisions of section 293(1)(e) of the Companies Act, 1956, the Board of Directors of a public company shall not, except with the consent of company in general meeting, contribute to Charitable and other funds not directly relating to the business of the Company or to the welfare of its employees, in excess of Rs.50,000 or 5% of its average net profits as determined in accordance with the provisions of section 349 and 350 of the Companies Act, 1956, during the three financial years, immediately preceding, whichever is greater.

The members at the Annual General Meeting of the Company held on December 30, 1994 had approved a limit upto Rs.2 crore per annum for the said purpose. In view of the Company's increased responsibility towards social, philanthropic and other causes of public utility, it would be appropriate to enhance the said limits. It is therefore, proposed to seek the approval of shareholders for increasing the limit of contribution towards charitable purposes as specified in the resolution set out at item No. 6 of the Notice.

Your Directors therefore commend the said resolution for your approval.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

By order of the Board of Directors

V. R. Mohan
Company Secretary & Manager

Registered Office :

H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710
April 29, 2008

Directors' Report

Dear Shareowners,

Your Directors have pleasure in presenting the 22nd Annual Report, together with the audited statement of accounts of the Company for the year ended March 31, 2008.

Financial Results

The performance of the Company for the financial year ended March 31, 2008 is summarised below:

Particulars	Financial Year ended March 31, 2008		Financial Year ended March 31, 2007	
	(Rs. in crore)	(US$ in million*)	(Rs. in crore)	(US$ in million**)
Gross Income	2 079.79	520.34	883.86	202.77
Gross Profit	1 188.54	297.36	740.25	169.83
Less: Depreciation	17.09	4.28	7.07	1.62
Profit before Tax	1 171.45	293.08	733.18	168.21
Provision for Taxation	146.00	36.53	87.00	19.96
Net Profit	1 025.45	256.56	646.18	148.25
Add: Profit brought forward from the previous year	873.36	218.50	499.69	114.63
Excess / (Short) provision of Income Tax	(3.41)	(0.85)	-	-
Excess provision of Dividend	-	-	21.93	5.03
Profit available for Appropriation	1 895.41	474.21	1 167.80	267.91
Dividend including Dividend Tax	158.04	39.54	100.58	23.07
Transfer to General Reserve	102.55	25.66	64.62	14.82
Transfer to Statutory Reserve Fund	205.09	51.31	129.24	29.65
Balance carried forward	1 429.72	357.70	873.36	200.36

*1 US$ = Rs.39.97 **1 US$ = Rs.43.59

Financial Performance

The Company's gross income for the financial year ended March 31, 2008 increased to Rs.2,079.79 crore, from Rs.883.86 crore in the previous year, registering a growth of over 135.30 per cent.

The operating profit (PBDIT) of the Company increased 103.95 per cent to Rs.1,596.69 crore during the year, up from Rs.782.90 crore in the previous year.

Interest expenses for the year increased by 857.40 per cent to Rs.408.15 crore, from Rs.42.63 crore, in the previous year. Depreciation was at Rs.17.09 crore as against Rs.7.07 crore in the previous year. Provision for taxation during the year was Rs.146 crore. Net profit for the year increased by over 58.69 per cent to Rs.1,025.45 crore from Rs.646.18 crore in the previous year.

An amount of Rs.205.09 crore was transferred to Statutory Reserve Fund pursuant to section 45-IC of the Reserve Bank of India Act, 1934, and an amount of Rs.102.55 crore was transferred to the General Reserve during the year under review.

The Company's Net worth as on March 31, 2008, stood at Rs.5,927.50 crore, as against Rs.5,161.23 crore last year.

Dividend

Your Directors have recommended a dividend of Rs.5.50 (55 per cent) per equity share on 24,56,32,800 equity shares of Rs.10 each aggregating to Rs.158.04 crore (inclusive of dividend tax) for the financial year ended March 31, 2008, which, if approved at the ensuing Annual General Meeting, will be paid to (i) all those equity shareholders whose names appear in the Register of Members as on June 20, 2008 and (ii) to those whose names as beneficial owners, are furnished by the National Securities Depository Ltd. and Central Depository Services (India) Ltd. for the purpose.

The dividend payout as proposed is in accordance with the Company's policy to pay sustainable dividend linked to long term performance, keeping in view the capital needs for the Company's growth plans and the intent to optimal financing of such plans through internal accruals.

Management Discussion and Analysis Report

Management Discussion and Analysis Report for the year under review, as stipulated under clause 49 of the listing agreement with the Stock Exchanges in India, is presented in a separate section forming part of the Annual Report.

The Company has entered into various contracts in the areas of financial services business. While benefits from such contracts will accrue in the future years, their progress is periodically reviewed.

Resources and Liquidity

The Company has raised Rs.9,326 crore during the financial year 2007-08 by issuance of Commercial Paper, Non-convertible debentures and other instruments. The funds were mainly deployed in providing consumer finance.

RCL's debt equity ratio as on March 31, 2008, stands at a (conservative) level of 1.5:1. The Company has not accepted any deposits from the public.

Subsidiaries

During the year, Reliance Capital Markets Pvt. Ltd. and Reliance Asset Management (UK) Plc became subsidiaries of the Company.

In terms of the approval granted by the Central Government under section 212(8) of the Companies Act, 1956, copies of the Balance Sheet, Profit and Loss Account and Report of the Board of Directors and Auditors of the subsisting subsidiaries have not been attached with the Balance Sheet of the Company. However, these documents will be made available upon request to any member of the Company interested in obtaining the same. As directed by the Central Government, the financial data of the subsidiaries has been furnished under 'Details of Subsidiaries', which forms part of the Annual Report. The annual accounts of the Company including that of subsidiaries will be kept for inspection by any member. Further, pursuant to Accounting Standard-21 (AS-21) issued by the Institute of Chartered Accountants of India, Consolidated Financial Statements presented by the Company include financial information of its subsidiaries.

Fixed Deposits

The Company has neither accepted nor renewed any fixed deposits during the year.

Twenty-nine deposit accounts, aggregating to Rs.0.02 crore, remained unclaimed on the due dates as on March 31, 2008.

RCL has intimated the deposit holders individually of their unclaimed amount with a request to return the Fixed Deposit Receipts duly discharged to enable the Company to repay the amount.

Directors

In terms of Article 154 of the Articles of Association of the Company, Shri Amitabh Jhunjhunwala, Director of the Company, retires by rotation and being eligible offers himself for re-appointment at the ensuing Annual General Meeting.

A brief resume of the Director retiring by rotation at the ensuing Annual General Meeting, nature of his expertise in specific functional areas, and names of Companies in which he holds directorship and/or membership/chairmanship of Committees of the Board, as stipulated under clause 49 of the listing agreement with the Stock Exchanges, are given in the section on Corporate Governance elsewhere in the Annual Report.

Directors' Responsibility Statement

Pursuant to the requirement under section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed that:

(i) in the preparation of the accounts for the financial year ended March 31, 2008, the applicable accounting standards have been followed alongwith proper explanation relating to material departures;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgments and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at March 31, 2008, and of the profit of the Company for the year under review;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the accounts for the financial year ended March 31, 2008 on a 'going concern' basis.

Group

Pursuant to an intimation from the Promoters, the names of the Promoters and entities comprising 'group' as defined under the Monopolies and Restrictive Trade Practices ("MRTP") Act, 1969 are disclosed in the Annual Report for the purpose of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Consolidated Financial Statements

The Audited Consolidated Financial Statements, based on the Financial Statements received from subsidiaries, associates and partnership firms, as approved by their respective Board of Directors and Managing Committee, have been prepared in accordance with Accounting Standard-21 (AS-21)on

Consolidated Financial Statements read with Accounting Standard-23 (AS-23) on the Accounting for Investments in Associates.

Auditors

M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co., Chartered Accountants, as Statutory Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting and are eligible for re-appointment.

The Company has received letters from M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co., Chartered Accountants, to the effect that their appointment, if made, would be within the prescribed limits under section 224(1B) of the Companies Act, 1956, and that they are not disqualified for such appointment within the meaning of section 226 of the Companies Act, 1956.

Particulars of Employees

In terms of the provisions of section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of the employees are set out in the Annexure to the Directors' Report. However, having regard to the provisions of section 219(1)(b)(iv) of the said Act, the Annual Report excluding the aforesaid information is being sent to all the Members of the Company and others entitled thereto. Any member interested in obtaining such particulars may write to the Company Secretary at the Registered Office of the Company.

Energy Conservation, Technology Absorption and Foreign Exchange Earnings and Outgo

Particulars required to be furnished under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are as under:

(1) Part A and B pertaining to conservation of energy and technology absorption are not applicable to the Company.

(2) Foreign Exchange earnings and outgo:

Earnings - Nil

Outgo - Rs.13.23 crore

Transfer of Unclaimed dividend to IEPF

Pursuant to the provisions of section 205(A) of the Companies Act, 1956, the declared dividend which remained unclaimed for a period of 7 years has been transferred by the Company to the Investor Education and Protection Fund (IEPF) established by the Central Government pursuant to section 205C of the said Act.

Corporate Governance

The Company has adopted the "Reliance Anil Dhirubhai Ambani Group - Corporate Governance Policies and Code of Conduct" which has set out the systems, processes and policies conforming to International Standards. The report on Corporate Governance as stipulated under clause 49 of the listing agreement with the Stock Exchanges, forms part of the Annual Report.

A Certificate from the Auditors of the Company M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co., Chartered Accountants, confirming compliance with conditions of Corporate Governance as stipulated under the aforesaid clause 49, is annexed to this Report.

Acknowledgements

Your Directors would like to express their sincere appreciation of the co-operation and assistance received from shareholders, bankers, regulatory bodies and other business constituents during the year under review. Your Directors also wish to place on record their deep sense of appreciation for the commitment displayed by all executives, officers and staff, resulting in the successful performance of the Company during the year.

For and on behalf of the Board of Directors



Anil D. Ambani
Chairman

Mumbai
April 29, 2008

Forward looking statements

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956 and Generally Accepted Accounting Principles (GAAP) in India. However, readers are cautioned that this discussion may contain "forward-looking statements" by Reliance Capital Limited ("RCL") that are not historical in nature. These forward looking statements, which may include statements relating to future results of operations, financial condition, business prospects, plans and objectives, are based on the current belief, assumptions, expectations, estimates, and projections of the directors and management of RCL about the business, industry and markets in which RCL operates. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond RCL's control and difficult to predict, that could cause actual results, performance or achievements to differ materially from those in the forward looking statements. Such statements are not, and should not be construed, as a representation as to future performance or achievements of RCL. In particular, such statements should not be regarded as a projection of future performance of RCL. It should be noted that the actual performance or achievements of RCL may vary significantly from such statements.

The following discussions on our financial condition and result of operations should be read together with our audited consolidated financial statements and the notes to these statements included in the annual report.

Unless otherwise specified or the context otherwise requires, all references herein to "we", "us", "our", "the Company", "Reliance", "RCL" or "Reliance Capital" are to Reliance Capital Limited and its subsidiaries and associates.

Macroeconomic Overview

Growth slowing, but still healthy: After several quarters of 9 per cent plus GDP growth, the rate moderated to 8.9 per cent and 8.4 per cent in the last two quarters of 2007, and is expected to average 8.7 per cent for Financial Year (FY) 2008. The slowdown is largely driven by a deceleration in industrial growth from about 10.6 per cent in FY 2007 to 8.4 per cent in third quarter of FY 2008, while the services sector also slowed from 11 per cent in 2007 to 10.3 per cent in third quarter of FY 2008.

The outlook for FY 2009 suggests that growth is likely to be pegged between 7 per cent and 8 per cent. The moderation from previous years will be due to several factors. The global slowdown will affect both export growth in goods and services as well as corporates' access to diverse and reasonably priced funding. Moreover, continued high inflation is likely to keep monetary policy tight at least in the first half of 2008, which will further dampen investment and consumption.

On the other hand, the fact that India's growth in the last few years has been fairly broad based (across sectors and regions) and balanced (with consumption, investment, savings and exports all rising) bodes well for the structural transformation of the economy as the business cycle enters a recovery phase, in the second half of 2008 and over early 2009.

Inflation poses challenges: Inflation promises to be a tricky problem globally in 2008. India's Wholesale Price Index, which was down from 6 per cent plus levels in early 2007 to below 4 per cent by August 2007, was back up to 7 per cent and rising by March 2008. Aggressive fiscal policy measures and continued monetary tightening should help rein in inflation, especially if a good monsoon boosts agricultural output. Once inflationary pressures abate, any easing in monetary policy is likely to translate into a boost to the economy in 2009.

India's Trade Deficit widened, largely due to increasing import growth, but capital flows have more than offset it: A strong increase in investment and consumption demand led to a 30.2 per cent year on year increase in merchandise imports over the first eleven months of FY 2008, while merchandise exports grew 22.9 per cent over the same period. The sharp widening of trade deficit was partially offset by the record invisibles surplus (including software exports, NRI remittances and other services income). The current account deficit widened between April-December 2007 but was more than made up for by record capital inflows from foreign portfolio and direct investors as well as borrowings by Indian corporates abroad. Thanks to substantial balance of payments surpluses, India's foreign exchange reserves increased by about US$ 100 billion in first eleven months of FY 2008, crossing the US$ 300 billion mark in February 2008.

In spite of global volatility, India's external accounts will remain in surplus: Weakening external demand, coupled with elevated import costs (mainly oil) could keep the trade deficit at higher levels. At the same time, the benign global credit and equity market conditions that led to a surge in capital inflows in 2007 no longer persist in 2008. Still, India's deficit funding requirements are small enough. Even diminished levels of inflows are more than adequate to fund them. Moreover, the country's current foreign exchange reserves far exceed the country's total official and private sector external debt—making India's balance of payments position quite comfortable.

About Reliance Capital

Reliance Capital Limited (RCL) is a part of the Reliance Anil Dhirubhai Ambani Group and is now ranked amongst the 25 most valuable private sector companies in India. It is a Forbes Global 2000 company (World's 2000 largest public companies). RCL is one of India's leading and fastest growing private sector financial services companies, and counts among the top 3 private sector financial services and banking groups, in terms of net worth.

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking and depository services, consumer finance and distribution of financial products.

Consolidated financial performance

- RCL's consolidated income from operations for the financial year ended March 31, 2008 increased to Rs.4,919 crore (US$ 1.2 billion) from Rs.2,158 crore in the previous year, registering a growth of 128 per cent. Staff costs for the year were Rs.408.98 crore (US$ 101 million) as against Rs.147.22 crore in the previous year, an increase of 178 per cent. This was, largely due to the increase in number of employees.
- Administrative and other expenses were Rs.3,233.27 crore (US$ 802 million) as against Rs.1,288.37 crore, an increase of 151 per cent. The increase was mainly on account of the expanding distribution network and higher spends on marketing & selling.

- Interest & finance charges for the year were Rs.413.79 crore (US$ 103 million) as against Rs.42.70 crore in the previous year, an increase of 869 per cent. The increase was due to the increased borrowings for funding the consumer finance business, which commenced operations in May 2007.
- Depreciation for the year was Rs.41.21 crore (US$ 10 million) as against Rs.13.96 crore in the previous year, an increase of 195 per cent.
- Profit before tax increased to Rs.1,215.74 crore (US$ 302 million) during the year as against Rs.811.52 crore in the previous year, an increase of 50 per cent.
- Provision for tax for the year was Rs.205.49 crore (US$ 51 million) as against Rs.112.02 crore in the previous year, an increase of 83 per cent.
- Profit after tax, minority interest and share of profit of associates for the year was Rs.1,009.00 crore (US$ 251 million) as against Rs.703.00 crore in the previous year, an increase of 44 per cent.

Resources and Liquidity

- As on March 31, 2008, the net worth of the company stood at Rs.5,927.5 crore (US$ 1.5 billion) as against Rs.5,161.23 crore.
- As on March 31, 2008, the Company had a debt equity ratio of 1.5:1. The company has not raised any fixed deposits from the public.

Credit Rating

RCL's short term borrowing program has been assigned a rating of "A1+" by ICRA Ltd., the highest credit rating given by ICRA. Instruments carrying this rating are subject to the least relative degree of credit risk. Fitch Rating India Pvt. Ltd. assigned the borrowing program a rating of "F1+", which stands for the highest credit quality and indicates the strongest capacity for timely payment of 'financial commitment'.

Finance & Investments

RCL's investment portfolio as on March 31, 2008 was Rs.4,715 crore (US$ 1.2 billion) at cost. RCL's strategy for its proprietary investment and private equity is to focus on asset quality and asset mix to achieve superior returns. The company has increasingly diversified its scope of operations into a variety of avenues as afforded under the Indian NBFC regulatory framework, through its interests in asset management and mutual funds, life and general insurance, stock broking and depository services, consumer finance and distribution of financial products.

Reliance Capital Asset Management

- Reliance Capital Asset Management (RCAM) created a significant milestone this year. In May 2007, RCAM became the first asset management company in India to cross the Rs.50,000 crore asset under management (AUM) mark.
- In November 2007, Global fund management house Eton Park bought 4.76 per cent equity stake in the Asset Management Company, valuing RCAM at Rs.10,521 crore. The transaction was at a significant premium to similar deals in the asset management space, unlocking substantial shareholder value.
- RCAM further expanded its presence during the year. It established its presence in 279 locations as against 123 of the previous year.
- Reliance Capital Asset Management Ltd. won **"Fund House of the Year"** in the Best of Country awards from Asian Asset Management. RCAM also won the **"Social & Corporate Governance Award 2007"** - by Bombay Stock Exchange Ltd. & Nasscom Foundation

Reliance Mutual Fund

- Reliance Mutual Fund (RMF) has maintained its leadership position in the country. It further cemented its leadership position by increasing its market share to 17 per cent at the end of March 2008 from 14 per cent at the end of March 2007. The AUM as at March 31, 2008 increased to Rs.90,938 crore (US$ 22.8 billion) from Rs.46,307 crore at the end of March 31, 2007, an increase of 96.4 per cent. During the same period the AUM of the entire Indian mutual fund industry increased from Rs.3,24,737 crore to Rs.5,28,935 crore (US$ 132.3 billion), a growth of 62.9 per cent (Source: AMFI website). The number of investors in RMF increased to 63.61 lakh as at the end of March 31, 2008 as against 32.27 lakh investors at the end of March 31, 2007.
- During 2007-08, 10 new schemes were launched and as on March 31, 2008 there were a total of 38 schemes - 16 equity oriented schemes, 21 debt oriented schemes and 1 gold exchange traded scheme.
- In January 2008, RCAM launched a new fund - Reliance Natural Resources Fund. The fund received 15.35 lakh applications from over 1,200 locations across the country, a record for private sector mutual funds both in terms of number of applications and geographical footprint. The fund collected Rs.5,660 crore (US$ 1.4 billion) - the second largest collection by any new fund offer.
- At the end of March, 2008, there were 33 mutual fund players in India. The industry is highly fragmented with the top 5 players commanding 52 per cent of the market share.
- The AUM of the Indian mutual fund industry has grown over four fold in the past four years. Despite such strong growth, India continues to remain one of the more under penetrated markets in the world with AUM of around 14 per cent of GDP. The Mutual funds' AUM as a per cent of GDP in case of developed markets like the US is around 79 per cent and developing markets like Brazil around 45 per cent. Barely 4 per cent of the Indian population invests in mutual fund, leaving tremendous headroom for growth in the industry.
- Earlier this year, RMF won the **"Fund House of the Year"** award in the Equity category in a survey done by ICRA Online Ltd. The fund also won the **"Most Trusted Mutual Fund Brand"** for the second year, in

Management Discussion and Analysis

succession in the Economic Times - AC Nielsen ORG-MARG survey. In the same survey in 2007, RMF was also voted among the **"Top 30 Service Brand"** across categories, ahead even of global financial banks.

- RMF was awarded the **"NDTV Business Leadership Award 2007"** in the Mutual Fund category and **"Best Fund House" (Runners up)** for 2007 at the **"Outlook Money NDTV Profit Awards 2006-07"** for the Best Wealth Creator (mutual funds category).

Reliance Mutual Fund – Surging Growth


AUM (Rs. billion)
Equity
Debt
247
463
908
96 %
150
175
316
'Mar-06
'Mar-07
'Mar-08
No. of Investors (million)
2.0
3.2
6.4
'Mar-06
'Mar-07
'Mar-08

Portfolio Management Services

- Reliance Portfolio Management Services is a premium financial service for selected investors from the portfolio management division of Reliance Capital Asset Management Ltd. This division creates customized portfolios for high net-worth individuals keeping in mind their risk return preferences.
- The AUM of our portfolio management services as on March 31, 2008 increased to Rs.6,901.26 crore (US$ 1.7 billion) from Rs.3,003.66 crore as at March 31, 2007, registering a growth of 130 per cent.
- The net profit of Reliance Capital Asset Management (Consolidated) was Rs.149.69 crore (US$ 37 million) for the period under review as against Rs.48.29 crore in the previous year, an increase of 210 per cent.

Reliance Asset Management (Singapore) Pte. Ltd.

- Reliance Asset Management (Singapore) Pte. Ltd., a subsidiary of Reliance Capital Limited (through Reliance Capital Asset Management Company) was started a year ago. It manages India Equity Growth Fund, an India dedicated fund.
- Its AUM as on March 31, 2008 stood at US$ 200 million as against US$ 95 million as on March 31, 2007, demonstrating a growth of 111 per cent.

Reliance Life Insurance

- Reliance Life Insurance was amongst the top four private sector insurance companies in India (in terms of annual new business premium).
- Premium income for the year increased to Rs.3,225.44 crore (US$ 802 million) as against Rs.1,004.66 crore in the previous year, an increase of 221 per cent.
- New business premium for the year was Rs.2,751 crore (US$ 684 million) as against Rs.932 crore, an increase of 195 per cent. The single premium policies contributed to 33 per cent as against 25 per cent in the previous year.
- Total number of policies in force as on March 31, 2008 were 14,48,538 as against 5,15,680 as on March 31, 2007, an increase of 181 per cent.
- RLIC is one of the fastest growing Indian life insurance companies, with a market share 8.1 per cent (Source: IRDA) for the fiscal year 2007-08, as against a market share of 4.8 per cent in the previous year amongst the private sector life insurers.
- During the year, 6 new schemes were launched, i.e. Reliance Auto Invest Plan , Reliance Secure Child Plan (unit linked plan), Reliance Wealth + Health Plan (unit linked plan) and Reliance Total Investment Plan Series (Retirement and unit linked insurance plan) and Group Leave encashment plan.
- Reliance Life offers 27 insurance products, of which 22 are aimed at individuals and 5 at groups. Reliance Life is committed to attaining a leadership position in the industry in the next few years.
- Our distribution network has expanded to 744 branches at the end of March 31, 2008 against 162 branches at the end of March 31, 2007.
- The number of agents at the end of the year was 1,84,194 as against 1,06,337 agents at the end of previous year, an increase of 73 per cent.
- The policy holders' funds under management increased to Rs.3,555 crore (US$ 890 million) as at March 31, 2008, against Rs.1,205 crore as at March 31, 2007.
- During the year, the Indian life insurance industry gathered new business premium of Rs.92,989 crore (US$ 23.1 billion) as against Rs.75,406 crore in the previous year, an increase of 23 per cent.
- At the end of March 2008, there were 17 private sector players and one public sector company, Life Insurance Corporation of India (LIC). LIC's market share stood at 64 per cent as against 74 per cent of previous year, clearly demonstrating that the behemoth has been losing market share to the private sector players. Within the private sector, the top 5 players command 74 per cent of the market share.
- Despite the high growth witnessed by the industry over the past few years, the growth potential remains strong due to the low penetration, attractive demographics, robust economic growth and increasing awareness.

Reliance Life Insurance – Growth


New Business Premium (Rs. billion)
No. of Agents
No. of Branches
27.5
744
162

Reliance General Insurance

- Reliance General Insurance (RGI) offers home insurance, property insurance, auto insurance, travel insurance, marine insurance, commercial insurance and other specialty insurance products.
- RGI is one of the top three private sector general insurance companies in India (in terms of annual gross written premium). It is also the fastest growing Indian general insurance company with a market share of 17.3 per cent in the private sector
- Gross Direct Premium for the year ended March 31, 2008 was Rs.1,946 crore (US$ 484 million) as against Rs.912 crore in the corresponding previous period, an increase of 113 per cent.
- The distribution network was increased by 115 branches to 200 branches at the end of March 31, 2008 from 85 at the end of March 31, 2007.
- RGI has 19,300 intermediaries as on March 31, 2008 as against 18,300 as on March 31, 2007.
- During the year till March 2008, the Indian general insurance industry gathered premium of Rs.28,131 crore (US$ 7 billion) as against Rs.24,978 crore in the previous year, an increase of 13 per cent.
- At the end of March 2008, there were 10 private sector players and 4 public sector players. The public sector companies have 60 per cent market share, while the private sector players have 40 per cent market share.
- Post January 2007, tariffs have been partially de-regulated and the beginning of 2008 has seen further de-regulation. Insurance companies are now allowed to set their own prices (except "Third party motor insurance") subject to gradual increase/decrease in premiums from the tariff prices.
- With gross written premium of around 0.6 per cent of GDP, India is one of the most under-penetrated markets globally, even compared to emerging economies. In many regions non-life insurance penetration is around 40-50 per cent of the life insurance market. For India, it is around 20 per cent of the life insurance market. This represents a tremendous opportunity for growth.

Reliance General Insurance – Growth


Gross Written Premium (Rs. billion)
Branches (Nos.)
Policies issued (million)

Reliance Money

- Reliance Money is a comprehensive financial services and solutions provider, providing customers with access to equities, equity options, commodities futures, mutual funds, IPOs, life and general insurance products, offshore investments and credit cards.
- Reliance Money formally commenced operations in April 2007. The Company has generated revenues of Rs.239 crore (US$ 59 million) and achieved break even in the first year of its operations.
- Reliance Money has tied up with global partners like Reuters, Vasco, Valcambi, Webaroo, World Gold Council and Wincor Nixdorf, to provide its customers better access and wider choice of quality global products.
- It has a wide reaching distribution network of 8,500 outlets in over 4,250 locations in the country and a customer base of 20 lakh.
- Reliance Money increased its presence in the international arena by setting up offices in the United Arab Emirates and Oman. It is the first Indian company to receive an approval to set up its operations in Oman. The Company will initially launch broking, Portfolio Management Services (PMS) and mutual fund distribution services in these markets.
- It launched the PMS in the month of February 2008. It offers investment in equities, derivatives and commodities for amounts between Rs.5-75 lakh, making it unique as almost all of the offerings of large finance companies target high net worth individuals with the ability to invest a minimum of Rs.1 crore.
- It is amongst the leading Mutual fund distributors of the country distributing products of 17 AMCs. It is also among the largest private sector partners for Western Union Money Transfer, in India, crossing the one lakh transactions per month mark.
- Reliance Money is targeting the low level of retail penetration in Indian equities market. Retail participation in equities in India is amongst the lowest in the world, with less than 5 per cent of household sector financial savings invested in equity/equity related assets.
- Reliance Money was rated no. 1 broking house by Starcom, one of the largest media communication agencies in the world.
- It was also awarded **"The Debutant Franchisor of The Year"** at the 5th International Franchise & Retail Show 2007, in New Delhi.
- The secondary markets have shown a significant growth. The total turnover on the Bombay Stock Exchange (BSE) during the year was Rs.15,78,856 crore (US$ 394 billion) as compared to Rs.9,56,185 crore in the previous year, an increase of 65 per cent. The total turnover on the cash segment of National Stock Exchange (NSE) during the year was Rs.35, 51,038 crore (US$ 882 billion) as compared to Rs.19,45,285 crore (US$ 483 billion) in the previous year, an increase of 83 per cent.

Reliance Consumer Finance

- Reliance Consumer Finance commenced operations in May 2007. It marks the entry of Reliance Capital into the fast-expanding consumer finance segment with a wide range of products which includes personal loans, vehicle loans (cars and commercial vehicles), home loans, loans against property and SME loans.

- Reliance Consumer Finance closed the financial year 2008 with a loan book of Rs.7,120 crore (US$ 1.8 billion) and approximately 1,00,000 customers spread across 23 locations and achieved a profit of Rs.5.9 crore in the first year of operations
- The primary focus of Reliance Consumer Finance is to build a quality loan portfolio and it has set up a risk management framework to achieve this.
- India's consumer finance to GDP ratio at 10 per cent is very low as compared to the global average of 28 per cent. Other developing economies like Thailand, Taiwan, and Malaysia have consumer finance to GDP ratio of 22, 55 and 60 per cent respectively. Hence, there is a tremendous scope for this business to grow in India.

Reliance Consumer Finance - Distribution


Mortgages
29%
SME
19%
Auto
19%
Personal
15%
Commercial
Vehicles
18%

Other Businesses

In February 2008, Reliance Capital received approval from Reserve Bank of India to commence the business of asset reconstruction. Reliance Capital will hold 49 per cent shareholding in the Reliance Asset Reconstruction Company Ltd. (RARC). The other shareholders in this company include two FIIs - Dacecroft (a FII promoted by leading International Investor George Soros) and Blue Ridge and domestic institutions - General Insurance Corporation of India, Corporation Bank and Indian Bank. RARC will commence operations in the current financial year.

Risks and Concerns

RCL is exposed to specific risks that are particular to its businesses and the environment within which it operates, including market risk, competition risk, interest rate volatility, human resource risk, execution risk and economic cycle.

Market risk

The Company has significant quoted investments which are exposed to fluctuations in stock prices. These investments represent a substantial portion of the Company's business and are vulnerable to fluctuations in the stock markets. Any decline in the price of the Company's quoted investments may severely affect its financial position and results of operations. Even though RCL is exposed to the systematic risk or beta, it has a well diversified portfolio of stock to mitigate stock specific risk. RCL continuously monitors market exposure and also in appropriate cases uses various derivative instruments as a hedging mechanism to limit volatility in its asset returns.

Competition risk

The financial sector industry is becoming increasingly competitive and the Company's growth will depend on its ability to compete effectively. The Company's main competitors are Indian non-banking financial companies, life and non-life insurance companies, both in the public and private sector, mutual funds, depository participants and other financial service providers. Foreign banks also operate in India through non-banking finance companies. Further liberalisation of the Indian financial sector could lead to a greater presence or new entries of foreign banks and financial services companies offering a wider range of products and services, which could significantly toughen our competitive environment. The Company's competitors may have greater resources than it does and, in some cases, may be able to raise debt in a more cost-efficient manner. The Company's growth will depend on its ability to compete effectively in this context. The Company's strong brand image, wide distribution network, diversified product offering and deep management places the company at highly advantageous position to deal effectively against competition.

Credit risk

Credit risk is the risk of failure by the borrower to meet financial obligations to the lender. RCL has a standardized framework for evaluating loan proposals. The proposals are evaluated on various quantitative & qualitative parameters. The loan portfolios are continuously monitored, post disbursement, to proactively address credit related issues and take appropriate measures for recovery. As we have entered the consumer finance segment, our focus has been on standardising and institutionalising the credit evaluation process to ensure speedy service without compromising on credit quality.

In our consumer finance business, we address the retail customer segment extensively. Retail customers typically are less financially resilient than larger borrowers and negative developments in India's economy could therefore adversely affect these customers to a greater degree than larger borrowers. Further, although we have compiled extensive research and knowledge on retail customers and their spending behavior, there is generally less financial information available about them and we may have difficulty assessing their creditworthiness.

In addition, we expect that a certain portion of our loan portfolio will be unsecured, which will subject us to the risk of non-recovery of unpaid amounts from defaulting or insolvent customers and further increase the volume of non-performing loans. If we are unable to limit increase in non-performing loans, our business, the results of our operations and our financial condition could all be materially and adversely affected. In addition, since a large portion of our loan portfolio will have been originated relatively recently and these loans will not yet have matured, we may have greater difficulty forecasting the results of our operations and assessing our future credit risk.

Our retail financial services business is relatively new and we may not be able to grow the business in line with our future strategy or compete effectively with more established retail lenders.

Our retail financial services business is relatively new, having commenced in May 2007, and we may be unable to compete effectively with more established Indian banks and non-banking finance companies engaged in retail lending. The Indian banking industry is highly competitive and we may compete directly with large public and private sector banks, which have larger retail customer bases, larger branch networks and greater access to capital than we do. Large Indian banks have made significant investments in retail credit in recent periods and currently have a large market share in the retail credit segment as compared to non-banking finance companies. If we are unable to compete with other retail lenders in the Indian banking sector, by reason of our inexperience in retail lending or otherwise, our business, results of operations and financial condition could be materially adversely affected.

Interest rate risk

The Company may be adversely impacted by volatility in interest rates in India which could cause its margins to decline and adversely affect its profitability. The success of the Company's business depends heavily on interest income from its operations. The Company is exposed to interest rate risk, principally, as a result of lending to its customers at fixed interest rates and in amounts and for periods which may differ from those of its funding sources. Interest rates are highly sensitive to many factors beyond the Company's control, including the monetary policies of the RBI, deregulation of the financial sector in India, domestic and international economic and political conditions, inflation and other factors. As a result, interest rates in India have historically experienced a relatively high degree of volatility. The Company seeks to match its interest rate positions of assets & liabilities to minimise interest rate risk. However, there can be no assurance that significant interest rate movements will not have an adverse effect on its financial position.

With the growth of the Company's business, it will become increasingly reliant on funding from the debt capital markets and commercial borrowings. The market for such funds is competitive and the Company's ability to obtain funds at competitive rates will depend on various factors including its credit ratings.

There can be no guarantee that the Company will be able to raise debt on competitive terms, in the required quantum and in a cost effective manner. Any failure to do so may adversely impact the Company's business, its future financial performance and the price of its shares. RCL's treasury team actively manages Asset Liability positions and manages interest rate exposure with the overall guidelines of Asset Liability Management (ALM) framework set by the management. Also the company is hedged to a certain extent against this risk through the variable interest clause in its advances portfolio.

Human resource risk

The Company's success depends largely upon the quality and competence of its management team and key personnel. Attracting and retaining talented professionals is therefore a key element of the Company's strategy and a significant source of competitive advantage. While the Company has a salary and incentive structure designed to encourage employee retention, a failure to attract and retain talented professionals, or the resignation or loss of key management personnel, may have an adverse impact on the Company business, its future financial performance and the price of its equity shares.

Operational risk

The Company may encounter operational and control difficulties when commencing businesses in new markets. The rapid development and establishment of financial services businesses in new markets may raise unanticipated operational or control risks for the Company. Such risks could have a materially adverse effect on the Company's financial position and the results of its operations. An extensive system of internal controls is practised by RCL to ensure that all its assets are safeguarded and protected against loss from unauthorized use or disposition and all transactions are authorized, recorded and reported correctly. The Audit Committee of Directors periodically reviews the adequacy of our internal controls. The Company has embarked on SAP implementation for HR and Finance. With this initiative, we believe that our overall control environment will be enhanced and we will benefit from the inherent checks & balances that come with SAP.

The Company is relentlessly focussed on quality parameters and has a dedicated quality team to proactively identify and address operational issues. The mandate of the quality team is also to work closely with various business teams to bring about operational efficiencies and effectiveness through Six Sigma initiatives. It is pertinent to note that RLIC has obtained ISO 9000 certificate, being only the 2nd company in the life insurance space to do so.

Economic risk

A slowdown in economic growth in India could cause the business of the Company to suffer. The performance and the growth of the operating company businesses are necessarily dependent on the health of the overall Indian economy. The Indian economy has shown sustained growth over the last several years. However, the growth in industrial production in India has been variable. Any slowdown in the Indian economy, and in particular in the demand for housing and infrastructure, or future volatility of global commodity prices, could adversely affect the Company's business. In addition, increase in the prices of oil and petroleum products could result in increased inflation, thereby curtailing the purchasing power of the customers.

RCL manages these risks by maintaining a conservative financial profile and by following prudent business and risk management practices.

Human Resources

Across all the business operations, Reliance Capital employed 21,823 people as on March 31, 2008. The business wise break-up of employees is given below:

Business Operation	Number of employees
Asset Management	849
General Insurance	2 877
Life Insurance	14 781
Reliance Money	1 914
Reliance Consumer Finance	1 186
Reliance Capital	216
Total	**21 823**

Our workforce is young, with an average age of 29 years and highly qualified. Nearly two-thirds of our workforce are graduates, while 18 per cent are post-graduates and another 18 per cent management graduates and chartered accountants.

Human Capital - Profile


Post Graduates 18%
MBAs/CAs 18%
Graduates 64%

Opportunities

- Low retail penetration of financial services/ products in India.
- Tremendous brand strength and extensive distribution reach.
- Opportunity to cross sell services.
- Increasing per-capita GDP.
- Young population and attractive demographic profile.

Threats

- Competition from local and multinational players.
- Execution risk.
- Regulatory changes.
- Attraction and retention of human capital.

Outlook

A structural change has propelled real GDP growth in the Indian economy from the 6 per cent averaged over the previous two decades to an 8 per cent average or beyond in the coming years. This has happened thanks to:

- Productivity gains in both industry and services,
- Increased participation in international trade and investment,
- Free movement of technology and human resources across India's borders in both directions and
- Increased financial intermediation that has helped to accelerate the pace of domestic investment while allowing households to reap the benefits of corporate profitability via financial market participation.

Notwithstanding the headwinds from a global slowdown, current inflationary pressures and consequent tighter policy responses in 2007 and 2008, the above factors are here to stay, making the long term prospects for the Indian economy very robust.

Auditors' Certificate on Corporate Governance Report

To,
The Members of
Reliance Capital Limited

We have examined the compliance of conditions of Corporate Governance by **Reliance Capital Limited** ('the Company'), for the year ended on March 31, 2008 as stipulated in Clause 49 of the Listing Agreement of the said Company with the Stock Exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination has been limited to a review of the procedures and implementations thereof adopted by the Company for ensuring compliance of conditions of Corporate Governance as stipulated in the said Clause. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the Clause 49 of the above mentioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For **CHATURVEDI & SHAH**
Chartered Accountants

C. D. Lala
Partner
Membership No.: 35671

Mumbai
Dated: April 29, 2008

For **BSR & Co.**
Chartered Accountants

Akeel Master
Partner
Membership No.: 46768

Mumbai
Dated: April 29, 2008

Corporate Governance Report

Reliance Capital Limited has maintained the highest standards of corporate governance principles and best practices by adopting the "Reliance Anil Dhirubhai Ambani Group – Corporate Governance Policies and Code of Conduct" as followed by all constituents in the group. These Policies and Code prescribe a set of systems, processes and principles conforming to the international standards and are reviewed periodically to ensure their continuing relevance, effectiveness and responsiveness to the needs of local and global investors and all other stakeholders.

Reliance Capital's philosophy on Corporate Governance envisages the attainment of the highest levels of transparency, accountability and equity, in all facets of its operations and in all interactions with its stakeholders, including shareholders, employees, the government, lenders and the society. The Company believes that all its operations and actions must serve the underlying goal of enhancing long-term shareholder value. In our commitment to practise sound governance principles, we are guided by the following core principles:

- **Transparency**

  To maintain the highest standards of transparency in all aspects of our interactions and dealings.

- **Disclosures**

  To undertake timely dissemination of all price sensitive information and matters of interest to our stakeholders.

- **Empowerment and Accountability**

  To demonstrate the highest levels of personal accountability and to ensure that employees consistently pursue excellence in everything they do.

- **Compliances**

  To comply with all the laws and regulations applicable to the company.

- **Ethical conduct**

  To conduct the affairs of the company in an ethical manner.

- **Stakeholders' interests**

  To promote the interests of all stakeholders including customers, shareholders, employees, lenders, vendors and the community.

Governance practices beyond regulatory requirements

Our governance practices go beyond the mere letter of statutory and regulatory requirements. With this in mind, we have formulated a number of policy documents and introduced the following set of governance practices:

A. Values and commitments

We have set out and adopted a policy document on the 'values and commitments' of Reliance Capital. We believe that any business conduct can be ethical only when it rests on the nine core values of honesty, integrity, respect, fairness, purposefulness, trust, responsibility, citizenship and caring.

B. Code of ethics

Our 'code of ethics' demands that our employees conduct the business with impeccable integrity and by excluding any consideration of personal profit or advantage.

C. Business policies

We have clear internal norms in place on a wide range of issues from fair market practices and insider information to financial and accounting integrity, from external communication and personal conduct to work ethics. We also have, a policy on prevention of sexual harassment in addition to guidelines on health, safety, environment and quality.

D. Separation of the Board's supervisory role from the executive management

In line with best global practice, we have adopted the policy of separating the Board's supervisory role from that of executive management. We have also split the posts of Chairman and CEO.

E. Prohibition of insider trading policy

This document contains the policy on prohibiting trading in the equity shares of the Company, based on insider or privileged information.

F. Prevention of sexual harassment

Our policy on prevention of sexual harassment aims at promoting a productive work environment and protecting the individual from sexual harassment.

G. Whistle blower policy

Our whistle blower policy encourages disclosure in good faith of any wrongful conduct on a matter of general concern and protects the whistle blower from any adverse personnel action.

H. Risk management

Our risk mitigation procedures ensure that the management is able to control risk through a properly defined framework.

I. Boardroom practices

i. Board charter

The board of directors has adopted a comprehensive charter, which sets out clear and transparent guidelines on matters relating to the composition of the board, the scope and function of various board committees, etc.

ii. Tenure of independent directors

The tenure of independent directors on the board of the company shall not exceed nine years, subject to their re-appointment on retirement by rotation as per statutory provisions.

iii. Independent director's interaction with shareholders

Shri Rajendra P. Chitale, an independent director, interacts with shareholders on their suggestions and queries which are forwarded to the company secretary.

iv. Meeting of independent directors with operating team

The independent directors of the company meet in executive sessions with the various operating teams as and when they deem necessary. These discussions may include topics such as, operating policies and procedures; risk management strategies; measures to improve efficiencies; performance and compensation; strategic issues for board consideration; flow of information to directors; management progression and succession and others as the independent directors may determine. During these executive sessions, the independent directors have access to members of management and other advisors, as the independent directors may determine and deem fit.

v. **Commitment of directors**

An annual calendar of meetings, involving the Board and its various committees, is circulated to the directors at the beginning of the year. Such advance planning enables the directors to plan their commitments and facilitates optimum attendance at all meetings of the board and its committees.

J. **Governance practices being followed to promote the interests of our stakeholders**

We have in the recent past introduced several trend setting governance practices to improve stakeholders' satisfaction. Some of the major ones among them are:

i. **Customers**

We have taken various initiative towards customer care by providing compressive online support across businesses.

ii. **Employees**

We have a dedicated service portal which offers various online HR services and facilities to employees. Some of these facilities are; details of current and past salaries, income-tax computations, attendance and leave management, goal setting with relevant Key Risk Indicators (KRIs) and Key Performance Indicators (KPIs), potential assessment module, performance evaluation system, feedback mechanism, reward and recognition policy, grievance redressal system, exit interviews, training and development module, etc.

We regularly conduct an employee engagement survey through an independent external organisation. The results of this survey are communicated to all employees and appropriate action is initiated to enhance employee satisfaction based on their feedback.

As a means of providing accelerated career growth to high performing talent, we have a pilot program of assessment centers, wherein employees who have a proven track record are put through a rigorous assessment program for higher role.

We have institutionalised a leadership development process, linked to Reliance DNA & leadership competencies, which identifies high potential talent on a periodic basis and provides necessary learning interventions to help them take on larger responsibilities and roles.

iii. **Shareholders**

The significant services and facilities being rendered to investors include e-payment of dividend at over 160 cities, odd lot share scheme for convenient disposal of odd lot shares held in physical form and annual shareholders' satisfaction survey.

vi. **Lenders**

The Company has been prompt in honouring all debt obligations to its lenders.

iv. **The society**

The Company, in keeping with its corporate social responsibility (CSR) policy, focuses on healthcare, education, and other social initiatives.

Compliance with the code and rules of LSE

The Global Depository Receipts (GDRs) issued by the company are listed on the Luxembourg Stock Exchange (LSE). The company has reviewed the code on corporate governance of LSE, though the same is not applicable to the company. The company's corporate governance practices substantially conform to these codes and rules.

Compliance with clause 49 of the listing agreement

Reliance Capital is fully compliant with the mandatory requirements of clause 49 of the listing agreement formulated by Securities and Exchange Board of India (SEBI).

We present our report on compliance of governance conditions specified in clause 49.

I. **Board of directors**

1. **Board composition - Board strength and representation**

As at March 31, 2008, the board consisted of four members. The composition of and the category of directors on the board of the company were as under:

Category	Particulars of directors
Non-executive - non-independent Directors	Shri Anil D. Ambani, Chairman Shri Amitabh Jhunjhunwala, Vice Chairman
Independent Directors	Shri Rajendra P. Chitale Shri C. P. Jain

The Company has appointed Shri V. R. Mohan, Company Secretary as the Manager of the Company in terms of provisions of Companies Act, 1956 for a period of five years with effect from March 7, 2006.

2. **Conduct of board proceedings**

The day to day business is conducted by the officers and the managers of Reliance Capital under the direction of the board led by the Chairman. The board holds four meetings every year to review and discuss the performance of the company, its future plans, strategies and other pertinent issues relating to the company.

The board performs the following specific functions in addition to the oversight of the business and the management:

- review, monitor and approve major financial and business strategies and corporate actions.
- assess critical risks facing the company - review options for their mitigation.
- provide counsel on the selection, evaluation, development and compensation of senior management.
- ensure that processes are in place for maintaining the integrity of

a. the company
b. the financial statements
c. compliance with law
d. relationships with all the stakeholders

- delegation of appropriate authority to the senior executives of the company for effective management of operations.

3. **Board meetings**

The board held four meetings during the financial year 2007-08 on April 23, 2007, July 25, 2007, October 25, 2007 and January 24, 2008. The maximum time gap between any two meetings was 93 days and the minimum gap was 83 days.

The board periodically reviews compliance reports of all laws applicable to the Company and takes steps to rectify non-compliances, if any.

Standards issued by ICSI: The Company is in compliance with the secretarial standards governing board meetings as also general meetings as set out in Secretarial Standards I and II issued by the Institute of Company Secretaries of India (ICSI). The board of directors of the company has taken necessary steps in order to ensure compliance with these standards.

Besides, the board has constituted several committees to deal with various specialised issues.

4. **Attendance of directors**

The overall attendance of directors was 81 per cent.

It is proposed to introduce tele-conferencing and video-conferencing facilities immediately upon amendment to the relevant statutes.

Attendance of directors at the board meetings held during 2007-2008 and the last Annual General Meeting (AGM)

Name of the Director	Meetings held during the tenure of Director	Meetings attended	Attendance at the last AGM
Shri Anil D. Ambani	4	3	Present
Shri Amitabh Jhunjhunwala	4	2	Present
Shri Rajendra P. Chitale	4	4	Present
Shri C. P. Jain	4	4	Present

Notes

a. None of the directors is related to any other director.

b. None of the directors has any business relationship with the company.

c. None of the directors received any loans and advances from the company during the year.

5. **Other directorships**

None of the directors holds directorships in more than 15 public limited companies.

The details of directorships (excluding private limited, foreign company and companies under section 25 of the Companies Act, 1956), Chairmanships and the Committee memberships held by the directors as on March 31, 2008.

Name of directors	Number of directorship / (including RCL)	Committee(s)[1] membership[2] (including RCL)	
		Membership	Chairmanship
Shri Anil D. Ambani	10	4	-
Shri Amitabh Jhunjhunwala	2	2	1
Shri Rajendra P. Chitale	8	7	2
Shri C. P. Jain	2	2	-

1. The information provided above pertains to the following committees in accordance with the provisions of clause 49 of the listing agreement:
   a. Audit committee
   b. Shareholders'/investors' grievances committee
2. Membership of committees includes chairmanship, if any.

6. **Membership of board committees**

No director holds membership of more than 10 committees of boards nor any director is a chairman of more than 5 committees of boards.

7. **Details of Directors**

The abbreviated resumes of all Directors are furnished hereunder:

Shri Anil D Ambani

Regarded as one of the foremost corporate leaders of contemporary India, **Shri Anil D Ambani**, 49, is the Chairman of all listed companies of the Reliance Anil Dhirubhai Ambani Group, namely, Reliance Communications, Reliance Capital, Reliance Infrastructure, Reliance Natural Resources and Reliance Power.

He is also the President of the Dhirubhai Ambani Institute of Information and Communication Technology, Gandhinagar, Gujarat.

An MBA from the Wharton School of the University of Pennsylvania, Shri Ambani is credited with pioneering several financial innovations in the Indian capital markets. He spearheaded the country's first forays into overseas capital markets with international public offerings of global depository receipts, convertibles and bonds. Under his chairmanship, the constituent companies of the Reliance ADA group have raised nearly US$ 7 billion from global financial markets in a period of less than three years.

Shri Ambani has been associated with a number of prestigious academic institutions in India and abroad.

He is currently a member of :

- Wharton Board of Overseers, The Wharton School, USA.

- Board of Governors, Indian Institute of Management (IIM), Ahmedabad
- Board of Governors, Indian Institute of Technology (IIT), Kanpur
- Executive Board, Indian School of Business (ISB), Hyderabad.

In June 2004, Shri Ambani was elected as an Independent member of the Rajya Sabha - Upper House, Parliament of India, a position he chose to resign voluntarily on March 25, 2006.

Select Awards and Achievements

- Voted 'the Businessman of the Year' in a poll conducted by The Times of India - TNS, December 2006
- Voted the 'Best role model' among business leaders in the biannual Mood of the Nation poll conducted by India Today magazine, August 2006
- Conferred 'the CEO of the Year 2004' in the Platts Global Energy Awards
- Conferred 'The Entrepreneur of the Decade Award' by the Bombay Management Association, October 2002
- Awarded the First Wharton Indian Alumni Award by the Wharton India Economic Forum (WIEF) in recognition of his contribution to the establishment of Reliance as a global leader in many of its business areas, December 2001
- Selected by Asiaweek magazine for its list of 'Leaders of the Millennium in Business and Finance' and was introduced as the only 'new hero' in Business and Finance from India, June 1999.

Shri Amitabh Jhunjhunwala, 51, is a Chartered Accountant. He has experience in the areas of finance, commercial, banking, accounts and general management. He is the Group Managing Director of Reliance Anil Dhirubhai Ambani Group. He is also Vice - Chairman of Reliance Capital Limited and is a director on the Board of Harmony Art Foundation and Reliance Equity Advisors (India) Ltd. He is also a member of the Audit Committee and Chairman of the Shareholders'/ Investors' grievances committee of Reliance Capital Limited.

Shri Rajendra P. Chitale, 47, an eminent Chartered Accountant, is the Managing Partner of M/s. M. P. Chitale & Associates. He is a member of the Insurance Advisory Committee of the Insurance and Regulatory Authority of India (IRDA), the Advisory Committee on Regulations of the Competition Commission of India, and has served as a member of the Company Law Advisory Committee, Govt. of India, the Takeover Panel of the Securities and Exchange Board of India and the Maharashtra Board for Restructuring of State Enterprises, Govt. of Maharashtra. He is a Director on boards of several large companies including National Securities Clearing Corporation Ltd., Asset Reconstruction Company (India) Ltd., Ambuja Cements Ltd., Ishaan Real Estate Plc, Hinduja Ventures Ltd., HTMT Global Solutions Ltd. and Reliance General Insurance Company Ltd. He has also served on the boards of Life Insurance Corporation of India, Unit Trust of India, SBI Capital Markets Ltd. National Stock Exchange of India Ltd. and Small Industries Development Bank of India.

Shri C. P. Jain, 62, is the former Chairman and Managing Director of NTPC Ltd. (National Thermal Power Corporation). Shri Jain has an illustrious career spanning over four decades of contribution in the fields of financial management, general management, strategic management and business leadership. He is a fellow member of the Institute of Chartered Accountants of India with an advanced diploma in Management and is a law graduate. He joined the Board of NTPC in 1993 as Director (Finance), was elevated as Chairman & Managing Director in September 2000 and superannuated in March 2006. He is Chairman of the Global Studies Committee of World Energy Council (WEC), world's largest energy NGO with nearly hundred member-nations. He has been on several important committees of the Government of India, latest being the 'Adhoc Group of Experts on Empowerment of CPSEs'. He was Chairman of Standing Conference of Public Enterprises (SCOPE) between April 2003 and March 2005. He is a Director on the Board of IL & FS Infrastructure Development Corporation Ltd. and Centre for Fly Ash Research and Management (a section 25 Company) and is also a member of the Audit Advisory Board of the Comptroller and Audit General of India.

8. Insurance coverage

The company has obtained directors' liability insurance coverage in respect of any legal action that might be initiated against directors.

II. Audit Committee

During the year under review, the Audit Committee comprised of three non-executive Directors, viz, Shri Rajendra P. Chitale, Shri Amitabh Jhunjhunwala, and Shri C. P. Jain.

Shri Rajendra P. Chitale an Independent non-executive Director, is the Chairman of the Committee. All the members of Audit Committee have good knowledge of finance, accounts and company law. The Chairman of the committee is an eminent chartered accountant and has accounting and related financial management expertise. The committee held four meetings during the year. The audit committee also advises the management on the areas where internal audit can be improved. The minutes of the meetings of the audit committee are placed before the board. The terms of reference of the audit committee are in accordance with all the items listed in clause 49 (II) (D) and (E) of the listing agreement and section 292A of the Companies Act, 1956, as follows:

1. Overseeing of the company's financial reporting process and the disclosure of its financial information to ensure that the financial information is correct, sufficient and credible.
2. Recommending the appointment, reappointment and replacement/removal of statutory auditors and fixation of audit fee.
3. Approving payment for any other services by statutory auditors.
4. Reviewing with management the annual financial statements before submission to the board, focusing primarily on:
   a. Matters required to be included in the directors' responsibility statement included in the report of the board of directors.
   b. Any changes in accounting policies and practices.
   c. Major accounting entries based on exercise of judgement by management.
   d. Qualifications in draft statutory audit report.
   e. Significant adjustments arising out of audit.
   f. Compliance with listing and other legal requirements concerning financial statements.
   g. Any related party transactions.
5. Reviewing with the management the quarterly financial statements before submission to the board for approval.
6. Reviewing with the management, external and internal auditors, the adequacy of internal control systems.
7. Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.
8. Discussion with internal auditors any significant findings and follow up thereon.
9. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.
10. Discussion with statutory auditors before the audit commences about nature and scope of audit as well as post-audit discussion to ascertain any area of concern.
11. To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.
12. To review the functioning of the Whistle Blower mechanism, in case the same is existing.
13. Carrying out any other function as is mentioned in the terms of reference of the audit committee.
14. Review the following information:
    a. Management discussion and analysis of financial condition and results of operations;
    b. Internal audit reports relating to internal control weaknesses;
    c. Management letters / letters of internal control weaknesses issued by statutory / internal auditors;
    d. Statement of significant related party transactions; and
    e. The appointment, removal and terms of remuneration of the Chief internal auditor shall be subject to review by the Audit Committee.

The Audit Committee has the following powers

i. to investigate any activity within its terms of reference or in relation to the compliance with the provisions of the Companies Act, 1956 or referred to it by the Board;
ii. to seek any information from any employee;
iii. to obtain outside legal and professional advice;
iv. to secure attendance of outsiders with relevant expertise, if it considers necessary.

Attendance at the meetings of the audit committee held during 2007-2008

Name of the Member	Meetings held during the tenure of director	Meetings attended
Shri Amitabh Jhunjhunwala	4	2
Shri Rajendra P. Chitale	4	4
Shri C. P. Jain	4	4

The audit committee held its meetings on April 23, 2007, July 25, 2007, October 25, 2007 and January 24, 2008. Minimum and maximum gap between any two meetings was 93 days and 83 days respectively.

The Chairman of the Audit Committee was present at the last AGM.

The meeting considered all the points in terms of its reference at periodic intervals.

The Company Secretary, Shri V. R. Mohan acts as the Secretary to the Committee.

III. Nomination / Remuneration Committee

The Nomination / Remuneration Committee of the Company comprises of Shri Rajendra P. Chitale, Non-Executive Independent Director as Chairman, and Shri Amitabh Jhunjhunwala and Shri C. P. Jain, Non-Executive Directors, as its members. The Company Secretary of the Company is the Secretary of the Committee.

The terms of reference of the Remuneration Committee, inter alia, consist of reviewing the overall compensation policy and structure, service agreements and other employment conditions for the members of the board.

During the year under review, Remuneration Committee met only once on July 25, 2007, which was attended by all members.

Sitting fees and commission paid to directors for the year 2007-2008

(Rupees)

Sr. No.	Name of the Director	Position	Sitting Fees	Salary and Perquisites	Commission	Total
1.	Shri Anil D. Ambani	Chairman	60 000	-	11 00 00 000	11 00 60 000
2.	Shri Amitabh Jhunjhunwala	Vice Chairman	1 80 000	-	11 00 000	12 80 000
3.	Shri Rajendra P. Chitale	Director	2 60 000	-	11 00 000	13 60 000
4.	Shri C. P. Jain	Director	1 80 000	-	11 00 000	12 80 000
	Total		**6 80 000**	-	**11 33 00 000**	**11 39 80 000**

Notes

a. The company has not entered into any other pecuniary relationship or transactions with the non-executive directors.

b. The company has so far not issued any stock options to its directors.

c. Within the limits approved by the Members, the Company has paid sitting fees of Rs.20,000 per meeting to Non-Executive Directors for attending the meeting of the Board and Committees thereof.

d. Pursuant to approval of Members and the approval of the Central Government, Non-Executive Directors of the Company are be entitled to remuneration by way of commission upto 3% of the profits of the Company for the current financial year.

Equity shares held by directors

Except Shri Anil D. Ambani who held 2,73,891 equity shares and Shri Rajendra P. Chitale who held 5,000 equity shares as at March 31, 2008, no other director of the company held any equity shares of the Company.

Details of remuneration paid to Manager for the year

The Board appointed Shri V. R. Mohan as Manager under Companies Act, 1956, w.e.f. March 7, 2006 for a period of 5 years. The aggregate value of salary, allowances and perquisites paid to Shri V. R. Mohan, Manager for the year ended March 31, 2008 was Rs.30 Lakh. The above amount is inclusive of Company's contribution to Provident Fund & Superannuation Fund but does not include Gratuity & Leave Encashment which is provided at the end of tenure, as per the rules of the Company.

IV. Shareholders' / investors' grievances committee

The shareholders/investors' grievances committee of the Board currently comprises Shri Amitabh Jhunjhunwala and Shri Rajendra P. Chitale. The company has appointed M/s. Karvy Computershare Pvt. Ltd. to act as Registrar and Share Transfer Agent of the company. The committee also monitors redressal of investors' grievances. Particulars of investors' grievances received and redressed are furnished in the investor information section of this report.

The composition of the committee and the number of meetings held during the year are furnished hereunder.

Attendance of members at the meeting of the shareholders'/ investors' grievances committee held during the year 2007-08

Name of the Member	Meetings held during the tenure of Directors	Meetings attended
Shri Amitabh Jhunjhunwala	4	4
Shri Rajendra P. Chitale	4	4

Shri V. R. Mohan, Company Secretary, is the compliance officer.

The shareholders'/investors' grievances committee held its meetings on April 25, 2007, July 25, 2007, October 25, 2007 and February 8, 2008.

The total number of complaints received and replied to the satisfaction of shareholders during the year under review were 1,036. There were no complaints pending as on March 31, 2008. The details of period taken on transfer of shares and nature of complaints are furnished in the investor information section of this annual report.

68 requests for transfer and 223 requests for dematerialisation were pending for approval as on March 31, 2008 which were approved, processed and dispatched on or before April 4, 2008.

V. General Body Meetings: The Company held its last three Annual General Meetings as under

Year	Location	Date	Time	Whether Special Resolution passed or not
2004-2005	Village Meghpar/Padana, Taluka Lalpur, Dist. - Jamnagar, Gujarat.	August 17, 2005	10.30 a.m.	No
2005-2006	Village Meghpar/Padana, Taluka Lalpur, Dist. - Jamnagar, Gujarat.	June 09, 2006	11.00 a.m.	No
2006-2007	Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.	July 03, 2007	11.00 a.m.	No

VI. **Postal Ballot**

At the ensuing Annual General Meeting there is no resolution which is proposed to be passed by postal ballot.

VII. **Means of communication**

Information like quarterly financial results and media releases on significant developments in the company as also presentations that have been made from time to time to the media, institutional investors and analysts are hosted on the company's web site and has also been submitted to the stock exchanges on which the company's equity shares are listed, to enable them to put them on their own web sites. The quarterly financial results are published in Business Standard (All editions) English language, Navshakti - (Mumbai edition) Marathi language and in Free Press Journal (Mumbai edition) English language. The half yearly results covering the unaudited financial results were sent to members at their registered address.

VIII. **EDIFAR**

As per the requirements of clause 51 of the listing agreement with the stock exchanges, all the data relating to quarterly financial results, shareholding pattern, quarterly report on Corporate Governance etc. are being electronically filed on the electronic data information filing and retrieval (EDIFAR) website of SEBI (www.sebiedifar.nic.in) in addition to the filling the same with the Stock Exchanges within the timeframe prescribed in this regard.

IX. **Compliance with other mandatory requirements**

1. **Management discussion and analysis**

A management discussion and analysis report forms part of the annual report and includes discussions on various matters specified under clause 49(IV)(F) of the listing agreement.

2. **Subsidiaries**

Reliance General Insurance Company Ltd. (RGICL) is a material non-listed Indian subsidiary company in terms of clause 49 (III) of the listing agreement. Accordingly Shri Rajendra P. Chitale, an independent director of the company has been appointed on the board of RGICL. The minutes of the meetings of the board of directors of all subsidiary companies are placed before the board of directors of the company and the attention of the directors is drawn to all significant transactions and arrangements entered into by the subsidiary companies.

3. **Disclosures**

a. **Disclosures on materially significant related party transactions that may have a potential conflict of interest with the interests of Company at large**

During the year 2007-08, no transactions of material nature had been entered into by the Company with the Promoters or Directors or Management, their subsidiaries or their relatives that may have a potential conflict with interest of the Company. We have disclosed the related party transactions with the subsidiary companies in Note No. 10 of schedule.

b. **Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchange or SEBI or any statutory authority, or any matter related to Capital Markets, during the last three year.**

The Company has complied with the requirements of the Stock Exchange or SEBI on matters related to Capital Markets, as applicable from time to time.

c. **Disclosure of accounting treatment**

In the preparation of financial statements, the Company has followed the Accounting Standards issued by the Institute of Chartered Accountants of India and as prescribed under Companies (Accounting Standard) Rules, 2006, as applicable.

d. **Disclosures on risk management**

The company has laid down procedures to inform the members of the board about the risk assessment and minimisation procedures. A risk management committee consisting of senior executives of the company periodically reviews these procedures to ensure that executive management controls risk through means of a properly defined framework. The company has framed the risk assessment and minimisation procedure which is periodically reviewed by the Audit Committee and the Board.

e. **Code of conduct**

The Company has adopted the code of conduct and ethics for directors and senior management. The code has been circulated to all the members of the board and senior management and the same has been put on the company's website www.reliancecapital.co.in. The board members and senior management have affirmed their compliance with the code and a declaration signed by the Manager of the Company appointed in terms of the Companies Act, 1956 (i.e. the CEO within the meaning of clause 49-V of the listing agreement) is given below:

"It is hereby declared that the company has obtained from all members of the board and senior management affirmation that they have complied with the code of conduct for directors and senior management of the company for the year 2007-08".

V. R. Mohan
Manager

f. **CEO/CFO certification**

A certificate from the CEO and CFO was placed before the board.

g. **Review of directors' responsibility statement**

The board in its report has confirmed that the annual accounts for the year ended March 31, 2008 have been prepared as per applicable Accounting Standards and policies and that sufficient care has been taken for maintaining adequate accounting records.

X. **Compliance with non-mandatory requirements**

1. **Tenure of independent directors on the board**

The tenure of independent directors on the board of the company shall not exceed, in the aggregate, a period of nine years.

2. **Nomination / Remuneration Committee**

The board has set up a remuneration committee details whereof are furnished at Sr. No. III of this report.

3. **Shareholders' rights**

The quarterly financial results including summary of significant events of relevant period of six months are published in newspapers and hosted on the website of the company.

4. **Audit qualifications**

Strategic decisions were taken during the year resulting in unqualified financial statements of the company.

5. **Training of board members**

A program has been devised to train board members in the business model of the company, risk profile of the business parameters and their responsibilities as directors.

6. **Whistle blower policy**

The company has formulated a policy to prohibit managerial personnel from taking adverse personnel action against employees disclosing in good faith alleged wrongful conduct on matters of public concern involving violation of any law, mismanagement, gross waste or misappropriation of public funds, substantial and specific danger to public health and safety or an abuse of authority. The policy also lays down the mechanism for making enquiry into whistle blower complaint received by the company.

Employees aware of any alleged wrongful conduct are encouraged to make a disclosure to the audit committee. Employees knowingly making false allegations of alleged wrongful conduct to the audit committee shall be subject to disciplinary action. No personnel of the company has been denied access to the grievance redressal mechanism of the company.

XI. **General shareholder information**

The mandatory as also various additional information of interest to investors is voluntarily furnished in a separate section on investor information elsewhere in this annual report.

Auditors' certificate on corporate governance report

The Auditors' certificate on compliance of clause 49 of the listing agreement relating to corporate governance report is published elsewhere in this annual report.

Review of governance practices

We have in this report attempted to present the governance practices and principles being followed at Reliance Capital, as evolved over the years, and as best suited to the needs of our business and stakeholders.

Our disclosures and governance practices are continually revisited, reviewed and revised to respond to the dynamic needs of our business and ensure that our standards are at par with the globally recognised practices of governance, so as to meet the expectations of all our stakeholders.

Annual General Meeting

The twenty second Annual General Meeting will be held on Tuesday, September 16, 2008 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

Financial year of the company

The financial year of the company is from April 1 to March 31 each year.

Website

The website of the company www.reliancecapital.co.in contains a sub-menu on Investor Relations. It carries comprehensive information of interest to our investors including on the results of the company, dividends declared by the company, any price sensitive information disclosed to the regulatory authorities from time to time, business activities of the company and the services rendered / facilities extended by the company to our investors.

Dedicated email id for investors

For the convenience of our investors, the Company has designated an exclusive email id for investors i.e. rcl.investor@relianceada.com.

Compliance Officer

Shri V. R. Mohan, Company Secretary & Manager is the Compliance Officer of the Company.

Registrar and Transfer Agent (RTA)

M/s. Karvy Computershare Pvt. Ltd.
Unit: Reliance Capital Limited
Plot No. 17-24, Vittal Rao Nagar, Madhapur,
Hyderabad 500 081.
Tel. No: +91 40 2342 0815-25
Fax No: +91 40 2342 0859 Email: rclinvestor@karvy.com

Shareholders/investors are requested to forward share transfer documents, dematerialisation requests and other related correspondence directly to Karvy Computershare Pvt. Ltd. at the above address for speedy response.

Dividend announcements

The Board of Directors of the Company have recommended a dividend of Rs.5.50 (55%) per equity share of the company for the financial year ended March 31, 2008, subject to the approval by shareholders at the Meeting. The dividend, if approved, will be paid after the Meeting.

Book closure dates for the purpose of dividend and AGM

To determine the entitlement of shareholders to receive the final dividend, if any, for the year ended March 31, 2008, the Register of Members and Share Transfer Books of the Company will remain closed from Friday, June 20, 2008 to Friday, June 27, 2008 (both days inclusive) as well as for the purpose of Annual General Meeting (AGM).

Dividend remittance

Dividend on equity shares as recommended by the directors for the year ended March 31, 2008, when declared at the meeting, will be paid:

(i) to those members whose names appear on the register of members of the company, after giving effect to all valid share transfers in physical form lodged with the Company on or before June 19, 2008, and

(ii) in respect of shares held in electronic form, to those "deemed members" whose names appear in the statements of beneficial ownership furnished by National Securities Depository Ltd. and Central Depository Services (India) Ltd. as at the end of business hours on June 19, 2008 for the purpose.

With respect to payment of dividend, the Company provides the facility of ECS to all shareholders, holding shares in electronic and physical forms, residing in the following cities:

Agra, Ahmedabad, Allahabad, Amritsar, Aurangabad, Bangalore, Bhilwara, Bhopal, Bhubaneshwar, Burdwan, Calicut, Chandigarh, Chennai, Coimbatore, Dehradun, Delhi, Dhanbad, Durgapur, Erode, Goa, Gorakhpur, Guwahati, Gwalior, Haldia, Hubli, Hyderabad, Indore, Jabalpur, Jaipur, Jalandhar, Jammu, Jamshedpur, Jodhpur, Kakinada, Kanpur, Kochi, Kolhapur, Kolkatta, Lucknow, Ludhiana, Madurai, Manglore, Mumbai, Mysore, Nagpur, Nashik, Nellore, Patna, Pondicherry, Pune, Raipur, Rajkot, Ranchi, Salem, Shimla, Sholapur, Siliguri, Surat, Tirupathi, Tirupur, Trichy, Trissur, Trivandrum, Udaipur, Vadodara, Varanasi, Vijaywada, Vishakhapatnam.

Unclaimed Dividends

(i) Transfer to the Central Government

Pursuant to section 205A of the Companies Act, 1956, unclaimed dividends upto and including for the financial year 1993-94 have been transferred to the General Revenue Account of the Central Government. The shareholders who have not encashed their dividend warrants relating to financial year(s) upto 1993-94 are requested to claim the amounts from the Registrar of Companies, Maharashtra, CGO Complex, 2nd Floor, "A" Wing, CBD - Belapur, Navi Mumbai 400 614, Telephone: +91 22 2757 6802 in the prescribed form which will be furnished by the company on request.

(ii) Transfer to the Investor Education and Protection Fund

The dividends for the year 1994-95 to 1999-2000 remaining unclaimed for 7 years from the date of declaration have been transferred to the Investor Education and Protection Fund established by the Government of India pursuant to section 205C of the Companies Act, 1956. Consequently, no claim shall lie against the said Fund or the company in respect of any amounts which were unclaimed and unpaid for a period of 7 years from the date they first become due for payment.

(iii) Dividends to be transferred to the Investor Education and Protection Fund (IEPF)

The dividend for the following years remaining unclaimed for 7 years from the date of declaration are required to be transferred by the company to IEPF and the various dates for transfer of such amounts are as under:

Financial year	Date of declaration	Due for transfer on
31-03-2001	16-06-2001	15-06-2008
31-03-2002	06-07-2002	05-07-2009
31-03-2003	28-06-2003	27-06-2010
31-03-2004	10-07-2004	09-07-2011
31-03-2005	17-08-2005	16-08-2012
31-03-2006	09-06-2006	08-06-2013
31-03-2007	03-07-2007	02-07-2014

Members who have so far not encashed their dividend warrants or have not received the dividend warrants are requested to seek issuance of duplicate warrants. The company during the year 2007-08 has also individually intimated the concerned members of non-encashment of their dividend warrants. Such members may write to the RTA of the company, for payment of unclaimed dividend amounts.

Direct deposit of dividend (electronic clearing service)
Members desirous of receiving dividend by direct electronic deposit to their bank accounts may authorise the company with their mandate. For details, kindly write to the RTA of the company or visit the investor relations section at our website www.reliancecapital.co.in

Bank details for physical shareholdings
In order to provide protection against fraudulent encashment of dividend warrants, members are requested to provide, if not provided earlier, their bank account numbers, bank account type, names and addresses of bank branches, quoting folio numbers, to the RTA of the company to enable them to incorporate the same on their dividend warrants. This is a mandatory requirement in terms of Securities and Exchange Board of India (SEBI) circular no. D&CC/FITTC/CIR-04/2001 dated November 13, 2001.

Bank details for electronic shareholdings
While opening accounts with depository participants (DPs), you may have given your bank accounts details, which will be used by the company for printing on dividend warrants for remittance of dividend. SEBI vide its circular no. DCC/FITTCIR-3/2001 dated October 15, 2001 has advised that all companies should mandatorily use electronic clearing service (ECS) facility, wherever available. SEBI has also, vide its circular dated November 13, 2001 referred to above, advised companies to mandatorily print the bank account details furnished by the depositories, on the dividend warrants. This ensures that the dividend warrants, even if lost or stolen, cannot be used for any purpose other than for depositing the monies in the account specified on the dividend warrants and ensures safety for the investors. However, members who wish to receive dividend in an account other than the one specified while opening the depository account, may notify their DPs about any change in bank account details. Members are requested to furnish complete details of their bank accounts including MICR codes of their banks to their DPs.

Nomination facility
Individual shareholders of physical shares can nominate any person for the shares held by them. This will save the nominee from going through the lengthy process of getting the shares later on transmitted to his/her name. For further details, shareholders may write to the RTA of the company or visit the investor relations section at our website www.reliancecapital.co.in

Share transfer system
Shareholders / investors are requested to send share transfer related documents directly to our RTA whose address is given at the beginning of this section. A committee of executives of the company is authorised to approve transfer of shares. If the transfer documents are in order, the transfer of shares is registered within 7 days of receipt of transfer documents by our RTA.

Odd lot shares scheme for small shareholders
In view of the difficulty experienced by the shareholders of the Company in selling their odd lot shares in the stock market and to mitigate the hardships caused to them, Reliance Anil Dhirubhai Ambani Group has framed a scheme for the purchase and disposal of odd lot equity shares at the prevailing market rate price. The scheme has been launched and is available to the shareholders of Reliance Capital Limited who hold upto 49 shares in physical form. The shareholders who wish to avail the above facility can contact the RTA of the Company.

Group coming within the definition of group as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969).

The following persons constitute the Group coming within the definition of group as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969), which exercises, or is established to be in a position to exercise, control, directly or indirectly, over the company.

Shri Anil D. Ambani
Smt. Tina A. Ambani
Smt. Kokila D. Ambani
Master Jai Anmol Ambani
Master Jai Anshul Ambani
Reliance Innoventures Pvt. Ltd.
AAA Enterprises Pvt. Ltd.
AAA Communication Pvt. Ltd.
AAA Project Ventures Pvt. Ltd.
AAA Power Systems (Global) Pvt. Ltd.
Reliance General Insurance Company Ltd.
Sonata Investments Ltd.
Hansdhwani Trading Company Pvt. Ltd.
Reliance Ltd.
Reliance India Pvt. Ltd.
AAA Pivotal Enterprises Pvt. Ltd.
K. D. Ambani Trust
AAA Entertainment Pvt. Ltd.
AAA Industries Pvt. Ltd.
Reliance Enterprises and Ventures Pvt. Ltd.
AAA Global Ventures Pvt. Ltd.
Ambani Industries Pvt. Ltd.
AAA & Sons Pvt. Ltd.
AAA International Capital Pvt. Ltd.
Ambani International Pvt. Ltd.
AAA Business Machines Pvt. Ltd.
Reliance Big Pvt. Ltd.
ADA Enterprises and Ventures Pvt. Ltd.
ADAE Global Pvt. Ltd.
Ikosel Investments Ltd.
Reliance Anil Dhirubhai Ambani Group (UK) Pvt. Ltd.
Reliance Anil Dhirubhai Ambani Investments (UK) Ltd.
Batiste Unlimited
Radium Unlimited
Hui Investments Unlimited
Serbus Asia Pte. Ltd.
Millsfield Enterprises Ltd.
Tareson Company Ltd.
Reliance Communications Ltd.
Reliance Infrastructure Ltd.
Reliance Natural Resources Ltd.
Adlabs Films Ltd.
Reliance Power Ltd.
Reliance Infratel Ltd.
Reliance Communications Infrastructure Ltd.
Reliance Telecom Ltd.
Reliance Power Transmission Ltd.

The above disclosure has been made, inter alia, for the purpose of Regulation 3(1)(e) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Shareholding pattern

Category	As on 31-03-2008 No. of shares	%	As on 31-03-2007 No. of shares	%
A Holdings of the Promoter Group				
AAA Enterprises Pvt. Ltd.	12 63 89 839	51.45	12 63 89 839	51.45
Anil D. Ambani	2 73 891	0.11	2 73 891	0.11
Tina A. Ambani	2 63 474	0.11	2 63 474	0.11
Kokila D. Ambani	5 45 126	0.22	5 45 126	0.22
Jai Anmol A. Ambani	83 487	0.03	83 487	0.03
Jai Anshul A. Ambani	5	-	5	-
Reliance Innoventures Pvt. Ltd.	5 76 450	0.23	5 76 450	0.23
Hansdhwani Trading Company Pvt. Ltd.	2	-	2	-
Sonata Investments Ltd.	29 99 722	1.22	-	-
Sub-total	13 11 31 996	53.39	12 81 32 274	52.16
B Non-promoters holdings				
1 Institutional investors				
a. Mutual Funds and Unit Trust of India	25 22 628	1.03	14 88 713	0.60
b. Banks, Financial Institutions, Insurance Companies, Governments	50 07 518	2.04	43 05 152	1.75
c. Foreign Institutional Investors	6 47 88 942	26.38	7 50 09 030	30.54
Sub-total	7 23 19 088	29.44	8 08 02 895	32.90
2 Others				
a. Private Corporate Bodies	75 08 408	3.06	39 72 642	1.62
b. Indian Public/Others	3 18 92 774	12.98	3 05 03 315	12.42
c. Non Resident Indians/ Overseas Corporate Bodies	10 87 811	0.44	10 46 252	0.43
d. GDRs	16 92 723	0.69	11 75 422	0.48
Sub-total	4 21 81 716	17.17	3 66 97 631	14.94
Grand total	24 56 32 800	100.00	24 56 32 800	100.00

Categorywise distribution of shareholding


Promoters
53.39%
Public
12.98%
GDRs
0.69%
Corporate
3.06%
FIIs / NRIs / OCBs
26.82%
Financial Institutions/
Banks/ Mutual Funds
3.07%

Investor Information

Top 10 shareholders as on March 31, 2008

Sr. No.	Name of the shareholder	No. of shares	%
1	AAA Enterprises Pvt. Ltd.	12 63 89 839	51.45
2	Quantum (M) Ltd.	1 13 43 139	4.62
3	Morgan Stanley Mauritius Company Ltd.	90 30 911	3.68
4	Life Insurance Corporation of India	43 63 374	1.78
5	Sonata Investments Ltd.	29 99 722	1.22
6	JP Morgan Asset Management (Europe) S.A.R.L. A/c. J. P. Morgan Funds -Emerging Markets Equity Fund	27 95 106	1.14
7	Goldman Sachs Investments (Mauritius) I Ltd.	27 61 525	1.12
8	Merrill Lynch Capital Markets Espana S.A. S.V.	25 93 369	1.06
9	Deutsche Securities Mauritius Ltd.	18 71 883	0.76
10	Deutsche Bank Trust Company Americas	16 92 723	0.69

Distribution of shareholding

	Number of shareholders as on 31.03.2008		Total shares as on 31.03.2008		Number of shareholders as on 31.03.2007		Total shares as on 31.03.2007	
Number of shares	Number	%	Number	%	Number	%	Number	%
Upto 500	13 02 481	99.47	2 37 37 075	9.66	13 23 801	99.48	2 33 45 515	9.50
501 to 5000	6 340	0.48	72 51 346	2.95	6 347	0.48	69 39 193	2.83
5001 to 100000	231	0.02	16 04 106	0.65	375	0.03	73 62 718	3.00
100000 and above	448	0.03	21 30 40 273	86.74	78	0.01	20 79 85 374	84.67
Total	13 09 500	100.00	24 56 32 800	100.00	13 30 601	100.00	24 56 32 800	100.00

Investors' grievances attended

Received from	Received during		Redressed during		Pending as on	
	2007-2008	2006-2007	2007-2008	2006-2007	31.3.2008	31.3.2007
SEBI	126	79	126	79	-	-
Stock Exchanges	76	51	76	51	-	-
NSDL/CDSL	19	13	19	13	-	-
Direct from investors	815	482	815	482	-	-
Total	1 036	625	1 036	625	-	-

Analysis of grievances

	2007-2008		2006-2007	
	Numbers	Percentage	Numbers	Percentage
Non-receipt of dividend	738	71.24	362	57.92
Non-receipt of share certificates	227	21.91	187	29.92
Others	71	6.85	76	12.16
Total	1 036	100.00	625	100.00

Investor Information

Notes

1. Investors' queries / grievances are normally attended within a period of 3 days from the date of receipt thereof, except in cases involving external agencies or compliance with longer procedural requirements specified by the authorities concerned.
2. The shareholder base was to 13,09,500 as of March 31, 2008 and 13,30,601 as of March 31, 2007.
3. The queries and grievances received correspond to 0.08% of the number of members as of March 31, 2008 as compared to 0.06% as of March 31, 2007.

Shareholders' Satisfaction Survey

The Company constantly endeavors to extend the best of facilities and services to shareholders and intends to further improve the service standards. In response to the Shareholders' Satisfaction Survey feedback forms mailed to our shareholders in 2007, the Company received response from shareholders, results of which are summarised hereunder.

	Satisfaction level of services in following areas received	% of total responses received				Total
		Excellent	Good	Needs improvement	Invalid	
1.	Response to queries/complaints	41.85	36.83	14.11	7.21	100.00
2.	Your overall rating of our investor service	47.65	38.87	8.93	4.55	100.00
3.	Presentation of information on company website	43.42	35.89	4.70	15.99	100.00
4.	Quality & Contents of Annual Report 2006-07	47.34	38.09	10.81	3.76	100.00

Legal Proceedings

There are certain pending cases relating to disputes over title to shares, in which the Company is made a party. These cases are however not material in nature.

Dematerialisation of Shares

The company was among the first few companies to admit its shares to the depository system of National Securities Depository Ltd. (NSDL) for dematerialisation of shares. The International Securities Identification Number (ISIN) allotted to the company is INE13A01015. The company was the first to admit its shares and go 'live' on to the depository system of Central Depository Services (India) Ltd. (CDSL) for dematerialisation of shares. The equity shares of the company are compulsorily traded in dematerialised form as mandated by Securities and Exchange Board of India (SEBI).

Status of dematerialisation of shares

Electronic holdings			Physical holdings			Total		
No. of Beneficial Owners	No. of Shares	Per-centage	No. of Folios	No. of Shares	Per-centage	No. of Share holders	No. of Shares	Percentage
6 86 299	23 81 53 208	96.95	6 23 201	74 79 592	3.05	13 09 500	24 56 32 800	100.00

The company's equity shares are actively traded on the Indian Stock Exchanges.


NSDL
95.21%
Physical
3.04%
CDSL
1.75%

Investor Information

Equity history

Details of issue of equity shares in the last two decades

Sr. No.	Date	Particulars of Issue / Forfeitures	Issue Price per equity share	No. of shares	Cumulative Total
1	5-3-1986	Shares issued upon incorporation	Rs.10	7 000	7 000
2	21-6-1990	1st Public Issue	Rs.10	1 99 93 000	2 00 00 000
3	28-8-1992	Equity shares issued upon amalgamation of Arasina hotels with the Company	-	18 70 000	2 18 70 000
4	10-2-1993	1st Rights Issue 1992 with a ratio of 1:1	Rs.40	2 18 77 500	4 37 47 500
5	18-7-1994 & 29-10-1994	Preferential Allotment to Promoters	Rs.50	2 74 00 000	7 11 47 500
6	20-1-1995	Public Issue 1995 , Promoters / Institutions / NRI's etc.	Rs.140	4 33 97 592	11 45 45 092
7	17-2-1995	Rights Issue 1995	Rs.50	1 40 01 970	12 85 47 062
8	11-7-1995 to 13-11-1997	Allotment of Rights kept in abeyance	Rs.50	1 03 388	12 86 50 450
9	4-11-1996	Forfeiture of equity shares relating to Public Issue of 1990 and Rights Issue 1992	-	(1 23 400)	12 85 27 050
10	27-4-2000	Forfeiture of equity shares relating to Public and Rights Issue 1995	-	(12 61 455)	12 72 65 595
11	27-4-2000 to 29-7-2003	Forfeited equity shares Annulled	-	40 649	12 73 06 244
12	21-7-2005	Preferential Allotment to FIIs	Rs.228	1 62 60 001	14 35 66 245
13	2-8-2005	Preferential Allotment to promoters	Rs.228	6 00 00 000	20 35 66 245
14	22-8-2005	Allotment to promoter upon Conversion of warrants on preferential basis	Rs.228	38 00 000	20 73 66 245
15	31-3-2006	Allotment to promoter upon Conversion of warrants on preferential basis	Rs.228	1 55 00 000	22 28 66 245
16	7-8-2006	Allotment pursuant to amalgamation	-	6 11 56 521	
	7-8-2006	Less: Shares extinguished due to RCVL merger with the Company	-	(6 00 89 966)	22 39 32 800
17	30-1-2007	Allotment to promoter upon Conversion of warrants on preferential basis	Rs.228	2 17 00 000	24 56 32 800

Stock Exchange listings

The company is an actively traded scrip on the bourses.

A. Stock Exchanges on which the shares of the company are listed

1. **National Stock Exchange of India Ltd.**
   Exchange Plaza, Plot no. C/1, G Block
   Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
   Telelephone: +91 22 2659 8235 / 36
   Fax: +91 22 2659 8237 / 38
   E-mail : cmlist@nse.co.in
   Website : www.nseindia.com

2. **Bombay Stock Exchange Ltd.**
Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai 400 001
Telelephone.: +91 22 2272 1233 / 34
Fax: +91 22 2272 1919
E-mail : corp.relations@bseindia.com
Website : www.bseindia.com

B. **Stock Exchange on which the GDRs of the Company are listed**
Luxembourg Stock Exchange
Societe de la Bourse
De Luxembourg
Societe Anonyme
RC Luxembourg B 6222
BP 165 L - 2011 Luxembourg
Siege Social 11, Avenue De la Porte-Neuve

C. **Depository bank for GDR holders**
Deutsche Bank Trust Company Americas
60 Wall Street
New York
New York 10005

D. **Custodian**
Deutsche Bank AG
Mumbai Branch
222, Kodak House
Post Box No.1142
Fort, Mumbai 400 001

E. **Stock codes / symbols for equity shares**

Name of the Exchange		Physical	Electronic
Bombay Stock Exchange Ltd.	-	500111	INE 13A01015
National Stock Exchange of India Ltd.	-	RELCAPITAL	INE 13A01015

F. **Security Codes of RCL GDRs**

		Master Rule 144A GDRs	Master Regulation S GDRs
CUSIP	-	75945L103	75945L202
ISIN	-	US75945L1035	US75945L2025
Common Code	-	026469457	026470315

Note: The GDRs are admitted to listing on the official list of the Luxembourg Stock Exchange and to trading on the Euro MTF market. The Rule 144A GDRs have been accepted for clearance and settlement through the facilities of DTC, New York. The Regulation S GDRs have been accepted for clearance and settlement through the facilities of Euroclear and Clearstream, Luxembourg. The Rule 144A GDRs have been designated as eligible for trading on PORTAL.

An Index Scrip: Equity Shares of the Company are included in the Indices viz. BSE 100, BSE 200, BSE 500, CNX Nifty Junior, CNX 100, S&P CNX 500, CNX Service Sector, FTSE Medium Cap, MSCI etc.

Outstanding GDRs of the company, conversion date and likely impact on equity
Outstanding GDRs as on March 31, 2008 represent 16,92,723 equity shares constituting 0.69% of the paid up equity share capital of the company.

Investor Information

Stock Price and Volume

Monthly high and low quotations as also the volume of shares traded on the Bombay and National Stock Exchanges.

	Bombay Stock Exchange Ltd.			National Stock Exchange of India Ltd.		
2007-08	Highest Rs.	Lowest Rs.	Volume Nos. in crore	Highest Rs.	Lowest Rs.	Volume Nos. in crore
April	754.45	607.40	786.13	758.00	606.55	1846.67
May	1 046.40	720.00	2494.13	1 046.00	720.00	5130.18
June	1 125.00	901.00	1825.81	1 209.00	944.10	3861.50
July	1 301.85	1 076.10	1448.15	1 304.00	1 073.50	4179.93
August	1 204.90	960.00	1657.97	1 205.00	960.00	4100.38
September	1 606.30	1 193.00	2102.04	1 607.50	1 190.35	5589.16
October	2 179.90	1 380.00	6340.36	2 179.00	1 378.20	14588.33
November	2 421.10	1 785.55	3578.94	2 420.50	1 788.00	9503.04
December	2 649.00	2 321.85	1649.34	2 690.00	2 320.00	4780.00
January	2 925.00	1 311.00	4029.81	2 924.30	1 310.00	10806.78
February	2 199.00	1 508.50	457.70	2 198.80	1 505.00	10084.88
March	1 800.00	1 046.15	5151.35	1 800.00	1 045.90	8818.06

Share Price Performance in comparison to broad based indices - BSE Sensex and NSE Nifty

During the financial year 2007-2008, RCL's share price outperformed the benchmark indices both on BSE and NSE. On BSE, RCL's share price increased by 90.62% as compared to an increase of 22.11% of BSE Sensex. Similarly, on NSE, RCL's share price increased by 86.85% against an increase of 24% of NSE Nifty.


25,000
20,000
15,000
10,000
5,000
0
3,000
2,500
2,000
1,500
1,000
500
Apr 07
May 07
Jun 07
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07
Jan 08
Feb 08
Mar 08
Sensex
Reliance Capital


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,000
2,500
2,000
1,500
1,000
500
0
Apr 07
May 07
Jun 07
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07
Jan 08
Feb 08
Mar 08
NIFTY
Reliance Capital

Depository services

For guidance on depository services, shareholders may write to the RTA of the Company or National Securities Depository Ltd. , Trade World, A Wing, 4th and 5th Floors, Kamala Mills Compound, Lower Parel, Mumbai 400 013, Telephone: +91 22 2499 4200, Fax: +91 22 2497 2993/6351, e-mail: info@nsdl.co.in, website: www.nsdl.com or Central Depository Services (India) Ltd. , Phiroze Jeejeebhoy Towers, 16th Floor, Dalal Street, Mumbai 400 023, Telephone : +91 22 2272 3333 Fax: +91 22 2272 3199/2072, website: www.cdslindia.com, e-mail: investors@cdslindia.com

Communication to members

The quarterly financial results of the company are announced within a month of the end of the respective quarter. The company's media releases and details of significant developments are also made available on the website. These are published in leading newspapers, in addition to hosting them on the company's website: www.reliancecapital.co.in

Policy on insider trading

The company has formulated a code of conduct for prevention of insider trading (RCL Code) in accordance with the guidelines specified under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended on February 20, 2002. The board has appointed Shri V. R. Mohan, Company Secretary & Manager as the Compliance Officer under the RCL code responsible for complying with the procedures, monitoring adherence to the rules for the preservation of price sensitive information, pre-clearance of trade, monitoring of trades and implementation of the code of conduct under the overall supervision of the board. The RCL code, inter alia, prohibits purchase and/or sale of shares of the company by an insider or by any other company, while in possession of unpublished price sensitive information in relation to the company during certain prohibited periods. The RCL code is available on the company's website.

Secretarial audit for reconciliation of capital

The Securities and Exchange Board of India has directed vide circular no. D&CC/FITTC/CIR-1 6/2002 dated December 31, 2002 that all issuer companies shall submit a certificate of capital integrity, reconciling the total shares held in both the depositories, viz. NSDL and CDSL and in physical form with the total issued / paid up capital.

The said certificate, duly certified by a qualified chartered accountant is submitted to the stock exchanges where the securities of the company are listed within 30 days of the end of each quarter and the certificate is also placed before the board of directors of the company.

Key Financial Reporting Dates for the Financial Year 2008-09

Unaudited results for the first quarter ended June 30, 2008	:	On or before July 31, 2008
Unaudited results for the second quarter / half year ended September 30, 2008	:	On or before October 31, 2008
Unaudited results for the third quarter ended December 31, 2008	:	On or before January 31, 2009
Audited results for the financial year 2008-09	:	On or before June 30, 2009

Any queries relating to the financial statements of the company may be addressed to	Investors' correspondence may be addressed to the Compliance Officer of the Company
Shri Amit Bapna Chief Financial Officer Reliance Capital Limited H Block, 1st Floor Dhirubhai Ambani Knowledge City Navi Mumbai 400 710 Tel.: +91 22 3032 7000 Fax: +91 22 3032 7841 Email : rcl.investor@relianceada.com	Shri V. R. Mohan Company Secretary & Manager Reliance Capital Limited H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710 Telephone +91 22 3032 7000 Fax: +91 22 3032 7841 Email : rcl.investor@relianceada.com

Plant Locations

The Company is engaged in the business of financial services and has no plant.

Auditors' Report on Abridged Financial Statements

To,
The Members of
Reliance Capital Limited

We have examined the attached abridged Balance Sheet of Reliance Capital Limited ("the Company"), as at March 31, 2008 and also the abridged Profit and Loss Account and Cash Flow Statement for the year ended on that date annexed thereto, together with the Significant Accounting Policies and Notes thereon. These abridged financial statements have been prepared by the Company pursuant to Rule 7A of the Companies (Central Government's) General Rule and Forms, 1956 and are based on the audited accounts of the Company for the year ended March 31, 2008 prepared in accordance with the provisions of section 211 of the Companies Act, 1956 and covered by our report of even date to the members of the Company, which is attached hereto.

For **CHATURVEDI & SHAH** Chartered Accountants	For **BSR & Co.** Chartered Accountants
C. D. Lala Partner Membership No.: 35671	**Akeel Master** Partner Membership No.: 46768
Mumbai Dated: April 29, 2008	Mumbai Dated: April 29, 2008

Auditors' Report

To,
The Members of
Reliance Capital Limited

We have audited the attached balance sheet of Reliance Capital Limited ('the Company'), as at March 31, 2008 and also the profit and loss account and cash flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of section 227 (4A) of the Companies Act, 1956, we enclose in the Annexure hereto a statement on the matters specified in paragraphs 4 and 5 of the said order, to the extent applicable to the Company.
2. Further to our comments in the Annexure referred to in paragraph (1) above, we state that:
   a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   b) in our opinion, proper books of account, as required by law, have been kept by the Company, so far as appears from our examination of those books;
   c) the balance sheet, profit and loss account and cash flow statement referred to in this report are in agreement with the books of account;
   d) in our opinion the balance sheet, profit and loss account and cash flow statement complies with the Accounting Standards referred to in section 211 (3C) of the Companies Act, 1956;
   e) on the basis of written representations received from the Directors as at March 31, 2008 and taken on record by the Board of Directors, we report that none of the Directors of the Company are disqualified as on March 31, 2008 from being appointed as a Director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;
   f) in our opinion and to the best of our information and according to explanations given to us, the said accounts together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India
      (i) in the case of the balance sheet, of the state of affairs of the Company as at March 31, 2008;
      (ii) in the case of the profit and loss account, of the profit of the Company for the year ended on that date; and
      (iii) in the case of the cash flow statement, of the cash flows for the year ended on that date.

For **CHATURVEDI & SHAH** Chartered Accountants	For **BSR & Co.** Chartered Accountants
C. D. Lala Partner Membership No.: 35671	**Akeel Master** Partner Membership No.: 46768
Mumbai Dated: April 29, 2008	Mumbai Dated: April 29, 2008

Annexure to Auditors' Report

(Referred to in our report of even date)

(i) In respect of fixed assets

(a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets.

(b) As explained to us, all the fixed assets have been physically verified by the management in a phased periodical manner, which in our opinion is reasonable, having regards to the size of Company and nature of its assets. No material discrepancies were noticed on such physical verification.

(c) As per information and explanations given to us, during the year, the Company has not disposed off any substantial part of fixed assets that would affect the going concern.

(ii) In respect of its inventories (Investments and assets held for sale)

(a) As explained to us, inventories (Investments including assets held for sale) have been physically verified by the management at reasonable intervals.

(b) In our opinion and according to the information and explanations given to us, the procedure of physical verification of inventories followed by the management is reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) On the basis of our examination of inventory records, we are of the opinion that the Company is maintaining proper records of inventory. As explained to us, no material discrepancies have been noticed on physical verification of inventories as compared to book records.

(iii) In respect of loans, secured or unsecured, granted or taken by the Company to/ from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956.

(a) During the year the Company has not granted unsecured loan to a company covered in the register maintained under section 301 of the Companies Act, 1956.

(b) The Company has not taken any loan during the year.

(iv) According to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and nature of its business for the purchase of inventory and fixed assets, sale of services. We have not observed any continuing failure to correct major weaknesses in internal controls.

(v) (a) According to information and explanations given to us, we are of the opinion that the transactions made in pursuance of contracts or arrangements that needed to be entered in the register maintained under section 301 of the Companies Act, 1956 have been so entered.

(b) In our opinion and according to the information and explanations given to us, there are no transactions of purchase of goods & material and sale of goods, materials & services made in pursuance of contracts or arrangement required to be entered in the register maintained under section 301 of the Companies Act, 1956 aggregating during the year to Rs.5,00,000 or more in respect of each party.

(vi) The Company has not accepted deposits from public hence directives issued by the Reserve Bank of India and the provisions of section 58 A and 58 AA or any other relevant provisions of the Companies Act, 1956 and rules framed there under are not applicable for the year under audit.

(vii) In our opinion, the Company has an internal audit system commensurate with its size and nature of its business.

(viii) The Central Government has not prescribed maintenance of cost records under section 209(1)(d) of the Companies Act, 1956 in respect of activities carried on by the Company. Hence the provisions of clause 4(viii) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(ix) (a) According to the records of the Company, the Company has been generally regular in depositing with appropriate authorities undisputed statutory dues including Provident Fund, Investor Education Protection Fund, Income-tax, Sales-tax, Wealth tax, Service Tax, Custom Duty, Excise Duty and other statutory dues except in case of Profession Tax and Employees State Insurance in which cases there were a few delays in payment of the said dues. There were no dues on account of cess under section 441A of the Companies Act, 1956 since the date from which the aforesaid section comes into force has not yet been notified by the Central Government.

(b) According to the information and explanations given to us, no undisputed amounts payable in respect of such statutory dues were outstanding as at March 31, 2008 for a period of more than six months from the date they became payable.

(c) According to the information and explanation given to us, there are no such statutory dues, which have not been deposited on account of any dispute, except in respect of sales tax under Gujarat Sales Tax Act, 1969 of Rs.4,75,916 for the period 2001-02 which is pending before the Gujarat Sales Tax Tribunal, Ahmedabad and sales tax under Madhya Pradesh Sales Tax Act, 1969 of Rs.4,30,472 for the period 1996-97 which is pending before Appellate Deputy Commissioner of the Commercial Tax, Indore Division - I.

(x) The Company neither has accumulated losses nor has it incurred any cash losses during the current financial year and in the immediately preceding financial year.

(xi) Based on our audit procedures and the information and explanation given by management, we are of the opinion that the Company has not defaulted in repayment of dues to a financial institution, bank or debenture holders.

(xii) In our opinion and according to the information and explanations given to us, adequate documents and records have been maintained by the Company in respect of loans and advances granted on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion, the Company is not a chit fund, a nidhi or a mutual benefit society. Therefore, the provisions of clause 4 (xiii) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(xiv) The Company has maintained proper records of transactions and contracts in respect of trading in shares, debentures, and other investment and timely entries have been made therein.

(xv) According to the information and explanations given by the management, in our opinion the terms and conditions of the guarantees given by the Company for loans taken by others from banks or financial institutions are not prejudicial to the interest of the Company.

(xvi) According to the information and explanation given to us the Company has not obtained any term loans.

(xvii) According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, no funds raised on short-term basis have been used for long-term investment.

(xviii) During the year the Company has not made any preferential allotment of equity shares to a Company, covered in the register maintained under section 301 of the Companies Act, 1956, at price which is prejudicial to the interest of the Company.

(xix) The Company has not defaulted in the creation of security or charge for debentures, issued and redeemed during the year.

(xx) The Company has not raised any money by way of public issue during the year.

(xxi) According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the year.

For **CHATURVEDI & SHAH**	For **BSR & Co.**
Chartered Accountants	Chartered Accountants
C. D. Lala	**Akeel Master**
Partner	Partner
Membership No.: 35671	Membership No.: 46768
Mumbai	Mumbai
Dated: April 29, 2008	Dated: April 29, 2008

Auditors' Report on Abridged Consolidated Financial Statements

To,
The Board of Directors,
Reliance Capital Limited

We have examined the attached abridged consolidated Balance Sheet of *Reliance Capital Limited* ('the Company') its subsidiaries and its associates as at March 31, 2008, the abridged consolidated Profit and Loss Account and consolidated Cash Flow Statement for the year then ended annexed thereto. These abridged consolidated financial statements have been prepared by the Company pursuant to Rule 7A of the Companies (Central Government's) General Rule and Forms, 1956 and are based on the audited Consolidated Financial Statements of the Company for the year ended March 31, 2008 prepared in accordance with the requirements of the Accounting Standard-21 (AS-21), "Consolidated Financial Statements" and Accounting Standard-23 (AS-23), "Accounting for Investment in Associates in Consolidated Financial Statements", notified under the Companies (Accounting Standards) Rules, 2006 and covered by our report of even date to the Board of Directors of the Company, which is attached hereto.

For **CHATURVEDI & SHAH**	For **BSR & Co.**
Chartered Accountants	Chartered Accountants
C. D. Lala	**Akeel Master**
Partner	Partner
Membership No.: 35671	Membership No.: 46768
Mumbai	Mumbai
Dated: April 29, 2008	Dated: April 29, 2008

Auditors' Report on Consolidated Financial Statements

To,
The Board of Directors,
Reliance Capital Limited

We have audited the attached consolidated Balance Sheet of **Reliance Capital Limited** ('the Company' or 'the Parent Company') and its subsidiaries and associates (as per the list appearing in Note No: 11 & 17 of **Schedule "N"** to the Consolidated Financial Statements) (Collectively referred to as the 'Group') as at March 31, 2008, the related consolidated Profit and Loss Account and the consolidated Cash Flow Statement of the Group for the year then ended annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with generally accepted auditing standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

2. We did not audit the financial statements of Reliance Capital Asset Management Ltd., Reliance Asset Management (Mauritius) Ltd., Reliance Asset Management (Singapore) Pte. Ltd., Reliance Capital Asset Management (UK) Plc, Reliance Capital Trustee Co. Ltd., Reliance Capital Markets Pvt. Ltd. (Formerly Market on Net(India) Pvt. Ltd.) and Reliance Capital Partners ('Partnership Firm') whose financial statements reflect total assets of Rs.1,06,568 crore as at March 31, 2008, total revenue of Rs.50,688 crore and net cash inflows amounting to Rs.5,504 crore for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries, is based solely on the report of the other auditors.

3. In case of Reliance General Insurance Company Ltd., Reliance Money Express Ltd. (Formerly Travelmate Services (India) Pvt. Ltd.), Reliance Capital Research Pvt. Ltd., Reliance Gilts Ltd., Reliance Venture Asset Management Pvt. Ltd., Medybiz Private Ltd. and Net Logistics Pvt. Ltd., whose financial statements have been audited by one of us, reflect total assets of Rs.1,812.46 crore as at March 31, 2008, total revenue of Rs.2,365.21 crore and net cash outflows amounting to Rs.68.25 crore for the year then ended.

4. In case of one subsdiary, whose unaudited financial statement has reflect total assets of Rs.2.25 crore as at March 31, 2008, total revenue of Rs.2.26 crore and net cash flows amounting to Rs. 3.05 crore for the year then ended.

5. The financial statements of Reliance Land Pvt. Ltd. and Reliance Share & Stock Brokers Pvt. Ltd. an associate companies, have been audited by one of us, while the other associate i.e. Reliance Asset Reconstruction Company Ltd., has been audited by other auditors whose report has been furnished to us and financial statements of other associate company i.e. Ammolite Holdings Ltd. has been certified by the management and our opinion, in so far as it relates to the amounts included in respect of these associates, are based solely on the reports of the other auditors/management certified financial statements as the case may be.

6. We report that the consolidated financial statement have been prepared by the Company in accordance with the requirements of the Accounting Standard-21 (AS-21), "Consolidated Financial Statements" and Accounting Standard-23 (AS- 23), "Accounting for Investment in Associates in Consolidated Financial Statements", issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the Company, its Subsidiaries and its Associates included in the consolidated financial statements.

7. On the basis of information and explanation given to us and on the consideration of the separate audit reports on individual audited financial statements of the Company, its Subsidiaries and its Associates, we are of the opinion that the said consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India :
   (i) in the case of the Consolidated Balance Sheet, of the Consolidated State of Affairs of the Group as at March 31, 2008;
   (ii) in the case of the Consolidated Profit and Loss Account, of the Consolidated Results, of the operations of the Group for the year then ended; and
   (iii) in the case of the Consolidated Cash Flow Statement, of the Consolidated Cash Flows of the Group for the year then ended.

For **CHATURVEDI & SHAH**	For **BSR & Co.**
Chartered Accountants	Chartered Accountants
C. D. Lala	**Akeel Master**
Partner	Partner
Membership No.: 35671	Membership No.: 46768

Mumbai
Dated: April 29, 2008

(b) According to the information and explanations given to us, no undisputed amounts payable in respect of such statutory dues were outstanding as at March 31, 2008 for a period of more than six months from the date they became payable.

(c) According to the information and explanation given to us, there are no such statutory dues, which have not been deposited on account of any dispute, except in respect of sales tax under Gujarat Sales Tax Act, 1969 of Rs.4,75,916 for the period 2001-02 which is pending before the Gujarat Sales Tax Tribunal, Ahmedabad and sales tax under Madhya Pradesh Sales Tax Act, 1969 of Rs.4,30,472 for the period 1996-97 which is pending before Appellate Deputy Commissioner of the Commercial Tax, Indore Division - I.

(x) The Company neither has accumulated losses nor has it incurred any cash losses during the current financial year and in the immediately preceding financial year.

(xi) Based on our audit procedures and the information and explanation given by management, we are of the opinion that the Company has not defaulted in repayment of dues to a financial institution, bank or debenture holders.

(xii) In our opinion and according to the information and explanations given to us, adequate documents and records have been maintained by the Company in respect of loans and advances granted on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion, the Company is not a chit fund, a nidhi or a mutual benefit society. Therefore, the provisions of clause 4 (xiii) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(xiv) The Company has maintained proper records of transactions and contracts in respect of trading in shares, debentures, and other investment and timely entries have been made therein.

(xv) According to the information and explanations given by the management, in our opinion the terms and conditions of the guarantees given by the Company for loans taken by others from banks or financial institutions are not prejudicial to the interest of the Company.

(xvi) According to the information and explanation given to us the Company has not obtained any term loans.

(xvii) According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, no funds raised on short-term basis have been used for long-term investment.

(xviii) During the year the Company has not made any preferential allotment of equity shares to a Company, covered in the register maintained under section 301 of the Companies Act, 1956, at price which is prejudicial to the interest of the Company.

(xix) The Company has not defaulted in the creation of security or charge for debentures, issued and redeemed during the year.

(xx) The Company has not raised any money by way of public issue during the year.

(xxi) According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the year.

For **CHATURVEDI & SHAH**	For **BSR & Co.**
Chartered Accountants	Chartered Accountants
C. D. Lala	**Akeel Master**
Partner	Partner
Membership No.: 35671	Membership No.: 46768
Mumbai	Mumbai
Dated: April 29, 2008	Dated: April 29, 2008

Abridged Balance Sheet as at March 31, 2008

(Statement containing the salient features of Balance Sheet as per section 219(1)(b)(iv) of the Companies Act, 1956)

(Rs. in crore)

	As at March 31, 2008		As at March 31, 2007	
SOURCES OF FUNDS				
Shareholders' Funds				
(a) Share Capital - Equity	246.16	246.16	246.16	246.16
(b) Reserves and Surplus				
(i) Capital Reserve	6.43		6.43	
(ii) Capital Redemption Reserve	10.13		10.13	
(iii) Securities Premium Account	3 290.96		3 290.96	
(iv) Statutory Reserve Fund	621.56		416.47	
(v) General Reserve	420.27		317.72	
(vi) Surplus in Profit and Loss Account	1 429.72	5 779.07	873.36	4 915.07
Loan Funds				
(i) Non Convertible Debentures (Refer Note No. 6, Notes to Accounts)	884.32		-	
(ii) Secured Loans (other than debentures)				
a) Working Capital Loan	1 378.24		145.00	
b) From Collateralised Borrowing and Lending Obligation	191.92		-	
(iii) Unsecured Loans	6 871.10	9 325.58	1 257.96	1 402.96
Deferred Tax Liability (Refer Note No. 13, Notes to Accounts)		23.50		9.00
Total		15 374.31		6 573.19
APPLICATION OF FUNDS				
Fixed Assets				
(a) Gross Block	336.24		298.63	
(b) Less: Depreciation	231.61		214.52	
(c) Net Block	104.63		84.11	
(d) Capital Work-in-Progress	17.45	122.08	14.60	98.71
Investments				
(a) Government Securities				
(i) Quoted	196.44		-	
(ii) Unquoted*	-		-	
* Rs.45 000 (Previous Year Rs.45 000) (Market Value of Quoted Investments Rs.196.44 crore (Previous year Rs.Nil))				
(b) Investment in Subsidiary Companies - Unquoted	659.06		249.78	
(c) Others				
(i) Quoted	1 427.06		1 178.25	
(ii) Unquoted (including in partnership firm current account) (Market Value Quoted Investment Rs.4015.47 crore; (Previous year Rs.3 400.84 crore))	2 432.83		1 006.31	
		4 715.39		2 434.34
Current Assets, Loans and Advances				
(a) Inventories	0.82		0.82	
(b) Sundry Debtors	185.21		239.97	
(c) Cash and Bank Balances	893.91		174.95	
(d) Other Current Assets				
(i) Income Accrued on Investments	148.04		45.94	
(ii) Assets Held for Sale	93.46		93.46	
(iii) Repossessed Assets/Receivables for Assets on Lease	0.62		0.01	
(e) Loans and Advances				
(i) To subsidiary Companies	7.39		5.00	
(ii) To Others	10 179.76		3 680.43	
	11 509.21		4 240.58	
Less: Current Liabilities and Provisions				
(a) Current Liabilities	843.09		96.22	
(b) Provisions	227.01		104.22	
	1 070.10		200.44	
Net Current Assets		10 439.11		4 040.14
Loan Originating Cost (Unammortised)		97.73		-
Total		15 374.31		6 573.19

Refer Accounting Policies

Refer Notes to Accounts

Compiled from the Audited Accounts of the Company referred to in our Report dated April 29, 2008.

As per our report of even date

For **CHATURVEDI & SHAH**
Chartered Accountants

C. D. Lala
Partner
Membership No.: 35671

For **BSR & Co.**
Chartered Accountants

Akeel Master
Partner
Membership No.: 46768

Mumbai, April 29, 2008

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Vice Chairman — **Amitabh Jhunjhunwala**

Directors — **Rajendra P. Chitale**, **C. P. Jain**

Company Secretary & Manager — **V. R. Mohan**

Mumbai, April 29, 2008

Abridged Profit and Loss Account For the year ended March 31, 2008

(Statement containing the salient features of Profit and Loss Account as per section 219(1)(b)(iv) of the Companies Act, 1956)

(Rs. in crore)

	2007-08		2006-07	
Income				
Operating & Other Income				
Dividend		9.42		34.99
Interest		845.98		318.34
Profit on sale of (Net)-				
Long Term Investments	1 056.17		501.79	
Stock-in-trade	67.13		13.62	
		1 123.30		515.41
Profit Share in Partnership Firm (Refer Note No. 3, Notes to Accounts)		32.47		1.78
Other Income		68.62		13.34
Total		2 079.79		883.86
Expenditure				
Salary, Wages and Other Employee Benefits (Including Managerial Remuneration)		157.86		46.09
Auditors' Remuneration		0.66		0.45
Provisions for Non Performing Assets		16.32		1.35
Provision for Dimunition in the value of Assets		46.52		-
Provision for Dimunition in the value of Investments		20.04		-
Other Expenses		227.76		53.09
Interest & Finance Charges		408.15		42.63
Depreciation		17.09		7.07
Loan Originating Cost Written Off		13.94		-
Total		908.34		150.68
Profit Before Tax		1 171.45		733.18
Provision for Current Taxation	129.00		77.37	
Provision for Fringe Benefit Tax	2.50		0.63	
Provision for Deferred Tax	14.50		9.00	
		146.00		87.00
Profit After Tax		1 025.45		646.18
Add : Balance Brought Forward		873.36		499.69
Excess / (Short) provision for Income Tax for Earlier Years		(3.41)		-
Excess Provision for Dividend (Include Dividend Tax) Reversal		-		21.93
Profit Available For Appropriations		1 895.40		1 167.80
Proposed Dividend - Equity Shares	135.10		85.97	
Corporate Dividend Tax	22.94		14.61	
Transfer to Statutory Reserve Fund	205.09		129.24	
Transfer to General Reserve	102.55		64.62	
Balance Carried to Balance Sheet	1 429.72		873.36	
		1 895.40		1 167.80
Basic Earning per Equity Share of Rs.10 each		41.75		28.39
Diluted Earning per Equity Share of Rs.10 each (Refer Note No.12, Notes to Accounts)		41.75		28.39

Refer Accounting Policies

Refer Notes to Accounts

Compiled from the Audited Accounts of the Company referred to in our Report dated April 29, 2008

As per our report of even date

For **CHATURVEDI & SHAH**
Chartered Accountants

C. D. Lala
Partner
Membership No.: 35671

For **BSR & Co.**
Chartered Accountants

Akeel Master
Partner
Membership No.: 46768

Mumbai
Dated: April 29, 2008

For and on behalf of the Board

Chairman	**Anil D. Ambani**
Vice Chairman	**Amitabh Jhunjhunwala**
Directors	**Rajendra P. Chitale** **C. P. Jain**
Company Secretary & Manager	**V. R. Mohan**

Mumbai
Dated: April 29, 2008

Significant Accounting Policies to Abridged Financial Statements

Accounting Policies

A. Basis of Preparation of Financial Statements

The financial statements have been prepared and presented under the historical cost convention on the accrual basis of accounting and comply with the Accounting Standards as per Companies (Accounting Standard) Rules, 2006 and the relevant provisions of the Companies Act, 1956. The financial statements are presented in Indian Rupees rounded off to the nearest crore.

B. Use of Estimates

The preparation of financial statements is in conformity with Generally Accepted Accounting Principles (GAAP) and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities on the date of the financial statements. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates. Any revision to accounting estimates is recognised prospectively in current and future periods.

C. Revenue Recognition

i) Interest Income

Interest Income is recognised in the profit and loss account as it accrues except in the case of non performing assets ("NPAs") where it is recognised, upon realisation, as per the Non Banking Financial Companies (NBFC) prudential norms of RBI.

ii) Dividend Income

Dividend income is recognised when the right to receive payment is established.

iii) Lease Finance

Income from Lease Assets is accounted for in the year in which lease rentals fall due, by applying the interest rate implicit in the lease to the net investment in the lease during the period.

iv) Discount on Investments

The difference between the acquisition cost and face value of debt instruments is recognised as interest income over the tenor of the instrument.

v) Redemption premium on Investments in Preference Shares

Redemption premium on investments in Preference shares is recognised as income over the tenor of the investment.

D. Fixed Assets and Depreciation

All fixed assets are stated at cost less accumulated depreciation after considering lease adjustment account. All costs of acquisition including incidental and financing cost attributable to fixed assets are capitalised till assets are ready for intended use.

i) All assets given on finance lease on or before March 31, 2001 are capitalised as Fixed Assets and all assets given on finance lease on or after April 1, 2001 are shown as receivables at an amount equal to net investment in the lease.

ii) Initial direct costs in respect of leases are expensed in the year in which such costs are incurred.

iii) Intangible assets comprising of software purchased / developed and licensing costs are stated at cost of acquisition less accumulated amortisation.

Depreciation is provided as under:

i) Assets for own use

On Written Down Value method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

ii) Leased Assets

On Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

iii) Leasehold Improvements

Leasehold improvements are amortised over the primary period of the lease on Straight Line Method.

iv) Intangible Assets

Intangible assets are depreciated on Straight Line Method over the estimated useful life of the asset, up to a maximum of three years commencing from the month in which such assets are first utilised.

E. Impairment of Assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired, if such condition exists an asset is treated as impaired, when carrying cost of assets exceeds its recoverable amount. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of the recoverable amount is treated as impaired, when carrying cost of assets exceeds its recoverable amount.

F. Investments

Investments are classified into Current Investments and Long-term Investments.

Current investments are valued, scrip wise, at cost or net realisable value, whichever is lower.

Long-term investments are valued at cost. Provision for diminution is made scrip wise to recognise a decline, other than temporary, determined separately for each individual investment.

G. Stock-in-trade / Assets held for sale

Securities held as stock-in-trade are valued scrip wise at book value or fair value, whichever is lower. Assets held for sale are valued at cost or market value, whichever is lower.

H. Repossession of Assets

Assets repossessed against the settlement of loan are carried in the balance sheet at outstanding loan amount or market value, whichever is lower. The difference between the outstanding loan amount and the market value is charged to profit and loss account in the year of repossession of assets.

I. Loan Originating Cost

The direct commission cost incurred for the loan origination is written off over the average tenure of the loan.

J. Employee Retirement Benefits

i) Provident fund

Contributions payable to the recognised provident fund, which is a defined contribution scheme, are charged to the Profit and Loss Account.

ii) Gratuity

The Company's gratuity benefit scheme is a defined benefit plan. The Company's net obligation in respect of the gratuity benefit scheme is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value and the fair value of any plan assets, if any, is deducted.

The present value of the obligation under such defined benefit plan is determined based on actuarial valuation using the Projected Accrued Benefit Method (same as Projected Unit Credit Method), which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plan, are based on the market yields on Government securities as at the balance sheet date.

Actuarial gains and losses are recognised immediately in the Profit and Loss Account.

iii) Leave encashment

Leave encashment which is a defined benefit, is accrued for based on an actuarial valuation at the balance sheet date carried out by an independent actuary.

K. Foreign Currency Transactions

(a) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction. Exchange differences, if any arising out of transactions settled during the year are recognised in the Profit and Loss Account.

(b) Monetary items (Assets & Liabilities) denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts has been recognised over the life of the contract.

(c) Non monetary foreign currency items are carried at cost.

(d) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Profit and Loss Account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

Significant Accounting Policies to Abridged Financial Statements

L. **Financial Derivatives and Commodity Hedging Transactions**

Financial derivatives and commodity hedging transactions are accounted for on a mark to market basis. Payments of margin requirements on these contracts are recognised on the Balance Sheet.

M. **Earning per share**

The basic earnings per share is computed by dividing the net profit / loss attributable to the equity shareholders for the period by the weighted average number of equity shares outstanding during the reporting period. The number of shares used in computing diluted earnings per share comprises the weighted average number of shares considered for deriving earnings per share, and also the weighted average number of equity shares, which could have been issued on the conversion of all dilutive potential shares. In computing dilutive earnings per share, only potential equity shares that are dilutive and that reduce profit / loss per share are included.

N. **Provisions for non performing assets**

Non performing assets ("NPAs") provisions are made based on management's assessment of the degree of impairment, subject to the minimum provisioning level in accordance with Non Banking Financial Companies (NBFC) prudential norms of RBI.

O. **Provision for Current Tax, Deferred Tax and Fringe Benefit Tax**

In case of non performing assets ("NPAs") the recognition of income and provision of non performing assets is done in accordance with the Non Banking Financial Companies (NBFC) prudential norms of RBI.

Income tax expense comprises current tax (i.e. amount of tax for the period determined in accordance with the income tax law) and deferred tax charge or credit (reflecting the tax effects of timing differences between accounting income and taxable income for the period).

The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Deferred tax assets are reviewed as at each balance sheet date and written down or written up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

Provision for Fringe Benefit Tax has been recognised on the basis of applicable Fringe Benefit Tax on the taxable value of chargeable expenses of the Company as prescribed under the Income Tax Act, 1961.

P. **Provisions, Contingent Liabilities and Contingent Assets**

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be outflow of resources. Contingent liabilities are not recognised but are disclosed in the notes. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets are neither recognised nor disclosed in the financial statements.

Q. **Security of Loans Given**

Housing loans / loans against property granted are secured by equitable registered mortgage of property and/or undertaking to create a security. Secured loans in the nature of commercial vehicle and auto finance are secured against hypothecation of respective vehicle.

Notes to the Abridged Financial Statements

1. (a) Previous year's figures have been reworked, regrouped and reclassified wherever necessary.

   (b) Figures have been presented in 'crore' of rupees with two decimals in accordance with the approval received from the Company Law Board. Figures less than Rs.50,000 have been shown at actual in brackets.

2. Other expenses include

   i) Net Prior Period items Rs.2.45 crore (net debit) (Previous Year Rs.1.73 crore (net Debit))

   ii) Sales tax paid Rs.Nil (Previous Year Rs.1,156)

3. The Company has partnership in the following firms

   i) Reliance Capital Partners

      a) The firm consists of following partners

         i) Reliance Capital Limited

         ii) Reliance Land Pvt. Ltd.

         iii) Shri Surendra Pipara

b) Profit Sharing Ratio

The profit is distributed between the partners on weighted average cost of capital.

The profit of Rs.32.47 crore of Reliance Capital Partners is considered as income of current financial year (Previous Year Rs.1.78 crore).

ii) Reliance Capital Infrastructure Partners

a) The firm consists of following partners

i) Reliance Capital Limited

ii) Reliance Infocomm Infrastructure Pvt. Ltd.

iii) Reliance Global Fund and Investments Ltd. (Formerly Reliance AWorld Ltd.)

b) Profit Sharing Ratio

The profit is distributed between the partners on weighted average cost of capital.

4. In March, 2007 the Company purchased non performing loans aggregating to Rs.11.61 crore. In accordance with the requirements of RBI circular: DBOD.NO.BP.BC.16/21.04.048/2005-06 the Company has classified these as standard assets. None of these accounts were restructured during the year and the aggregate outstanding as at March 31, 2008 was Rs.10.97 crore (Previous year Rs.11.61 crore).

5. **Managerial Remuneration**

(a) Remuneration to Company Secretary & Manager

(included under the head "Payments to and Provisions for Employees")

(Rs. in crore)

Particulars		2007-2008	2006-2007
i)	Salary	0.25	0.20
ii)	Contribution to Provident Fund and Superannuation Fund	0.05	0.05
	Total	**0.30**	**0.25**

Information relating to the payment to manager does not include payment for Gratuity and Leave Encashment which is provided for group of employees on an overall basis.

(b) Commission to Non-Executive Directors

(included under the head "Payments to and Provisions for Employees")

The Company has taken approval of the Central Government u/s 309(4) of the Companies Act, 1956 for payment of Commission to Non executive Directors upto 3% of the net profits calculated as per the provisions of sections 198, 349 and 350 of the Companies Act, 1956 for a period of five years w.e.f. April 1, 2006.

Computation of net profit in accordance with section 349 of the Companies Act, 1956.

(Rs. in crore)

Particulars	2007-2008	2006-2007
Profit before Taxation	1 171.45	733.18
Add: Depreciation as per accounts	17.09	7.07
Managerial Remuneration	23.33	-
Less: Depreciation as per section 350 of Companies Act, 1956	17.09	7.07
Net Profit for the year	1 194.78	733.18
Salaries, Perquisites and Commission to Non- Executive Directors	12.00	*11.33
Commission (restricted to 3%)	35.84	21.99

* Commission pertaining to the F.Y. 2006-07 charged in current year's Profit and Loss Account as per approval of the Remuneration Committee.

6. **Non Convertible Debentures**

Non Convertible Debentures referred under Loan Funds of Abridged Balance Sheet are redeemable at par, in one or more installments, on various dates with the earliest redemption being on April 7, 2008, and the last being on October 23, 2008. The debentures amounting to Rs.884.32 crore are redeemable in the Financial Year 2008-09.

7. **Employee Benefits**

Effective from April 1, 2007, the Company adopted Revised Accounting Standard - 15 (AS 15) on "Employee Benefits" prescribed in the Companies (Accounting Standard) Rules, 2006. As per the transitional provision of Accounting Standard-15, no difference has been identified between the transitional liability and the liability that would have been recognised at the same date, as per the Pre-Revised Accounting Standard -15.

(Rs. in crore)

	Particulars	Gratuity Benefit Funded 2007-08	Leave Encashment Benefit-Unfunded 2007-08
I.	**Table Showing Change in Benefit Obligation**		
	Liability at the beginning of the period	0.69	1.84
	Interest cost	0.06	0.09
	Current service cost	0.43	1.61
	Benefit paid	(0.07)	(1.37)
	Actuarial (gain)/loss on obligations	0.41	3.53
	Liability at the end of the period	1.52	5.69
II.	**Tables of Fair value of Plan Assets**		
	Fair value of plan assets at the beginning of the Period	0.37	-
	Expected return on plan assets	0.03	-
	Contributions	1.57	1.37
	Benefit paid	(0.07)	(1.37)
	Actuarial gain/(loss) on plan assets	0.03	-
	Fair value of plan assets at the end of the period	1.93	-
	Total actuarial gain/(loss) to be recognised	(0.38)	(3.53)
III.	**Actual Return on Plan Assets**		
	Expected return on plan assets	0.03	-
	Actuarial gain/(loss) on plan assets	0.03	-
	Actual return on plan assets	0.06	-
IV.	**Amount Recognised in the Balance Sheet**		
	Liability at the end of the period	1.52	5.69
	Fair value of plan assets at the end of the period	1.93	-
	Difference/ Funded Status	(0.42)	(5.69)
	Amount recognised in the balance sheet	(0.42)	(5.69)
V.	**Expenses Recognised in the Income Statement**		
	Current service cost	0.43	1.61
	Interest cost	0.06	0.09
	Expected return on plan assets	(0.03)	-
	Net actuarial (gain)/loss to be recognised	0.38	3.53
	Expense recognised in Profit and Loss Account	0.84	5.23
VI.	**Amount Recognised in the Balance Sheet**		
	Opening net liability	0.32	1.84
	Expense as above	0.84	5.23
	Employers Contribution paid	(1.57)	(1.37)
	Closing net Liability	(0.42)	5.69
VII.	**Assumptions**		
	Discount Rate Previous Period	8.00%	7.50%
	Discount Rate Current Period	8.00%	7.50%
	Rate of Return on Plan Assets Previous Period	8.00%	-
	Rate of Return on Plan Assets Current Period	8.00%	-
	Salary Escalation Previous Period	5.00%	5.00%
	Salary Escalation Current Period	5.00%	5.00%

8. **Contingent Liabilities and Commitments (As certified by the management)**

(Rs. in crore)

	As at March 31 2008	As at March 31 2007
Contingent Liabilities		
i) Guarantees to Banks and Financial Institutions on behalf of third parties	30.62	56.06
ii) Claims against the Company not acknowledged as debt (Sales Tax / Income Tax) (The Income Tax Assessments have been completed upto Assessment Year 2006-07)	6.56	8.91
Commitments		
iii) Estimated amount of contracts remaining to be executed on capital account (net of advances)	1.37	1.49
iv) Uncalled amount on investment	516.23	22.02

9. **Segment Reporting**

As per paragraph 4 of Accounting Standard - 17 (AS-17) on "Segment Reporting" as per Companies (Accounting Standard) Rules, 2006, where a single financial report contains both consolidated financial statements and the separate financial statements of the parent, segment reporting needs to be presented only on the basis of consolidated financial statements. In view of this, segment information has been presented at Note No. 10 of the attached Consolidated Financial Statements.

10. **Related Party Disclosures**

List of related parties

i) **Promoters**

AAA Enterprises Pvt. Ltd. (Holding Company)
Reliance Innoventures Pvt. Ltd. (Ultimate Parent Company)
Shri Anil D. Ambani
Smt. Tina A. Ambani
Smt. Kokilaben D. Ambani
Master Jai Anmol A. Ambani
Master Jai Anshul A. Ambani
Hansdhwani Trading Co. Pvt. Ltd.

ii) **Subsidiaries**

Reliance Capital Asset Management Ltd.
Reliance Capital Trustee Co. Ltd.
Reliance General Insurance Company Ltd.
Reliance Gilts Ltd.
Reliance Venture Asset Management Pvt. Ltd.
Reliance Capital Research Pvt. Ltd.
Reliance Money Express Ltd. (Formerly Travelmate Services (India) Pvt. Ltd.)
Medybiz Pvt. Ltd.
Net Logistics Pvt. Ltd.
Reliance Technology Ventures Pvt. Ltd.
Reliance Capital Markets Pvt. Ltd. (Formerly Market on Net (India) Pvt. Ltd.- w.e.f. April 16, 2007)
Reliance Asset Management (Mauritius) Ltd.
Reliance Asset Management (Singapore) Pte. Ltd.
Reliance Capital Asset Management (UK) Plc (w.e.f. May 23, 2007)

Partnership Firms

Reliance Capital Partners
Reliance Capital Infrastructure Partners

iii) **Associates**

Reliance Land Pvt. Ltd.
Reliance Share & Stock Brokers Pvt. Ltd.
Ammolite Holdings Ltd.
Reliance Asset Reconstruction Company Ltd.
WorldTel Holding Ltd. (Ceased to be an Associate on December 31, 2007)

iv) **Fellow Subsidiaries**

Reliance Communications Ltd.
Reliance Communications Infrastructure Ltd.
Reliance Telecom Ltd.
Matrix Innovations Ltd.
Reliance Natural Resources Ltd.
Gateway Systems (India) Ltd.
Reliance Webstores Ltd.
Reliance Infocomm Infrastructure Pvt. Ltd.

v) **Key Managerial Personnel**

Shri V. R. Mohan - Company Secretary & Manager

vi) **Transactions during the year with related parties**

(Rs. in crore)

Particulars	Holding Company	Subsidiaries	Fellow Subsidiaries	Associates	Key Management Personnel	Total
Equity Shares						
Issued/converted during the year	-	-	-	-	-	-
	(494.76)	(-)	(-)	(-)	(-)	(494.76)
Equity Warrants						
Converted into shares	-	-	-	-	-	-
	(49.48)	(-)	(-)	(-)	(-)	(49.48)
Investments						
a) Subscribed/Purchased during the year	-	412.78	-	0.25	-	413.03
	(-)	(109.77)	(-)	(285.95)	(-)	(395.72)
b) Investment in Partnership firm during the year	-	-	-	-	-	-
	(-)	(152.23)	(-)	(-)	(-)	(152.23)
c) Profit of Partnership firm during the year	-	32.47	-	-	-	32.47
	(-)	(1.78)	(-)	(-)	(-)	(1.78)
d) Sold / Redeemed / withdrawal during the year (includes Partnership Firm) *Re.1 of WorldTel Holding Ltd.	-	81.17	-*	2.05	-	83.22
	(-)	(-)	(1 686.97)	(0.05)	(-)	(1 687.02)
e) Brokerage paid during the year	-	-	-	0.89	-	0.89
	(-)	(-)	(-)	(0.83)	(-)	(0.83)
f) Balance as at March 31, 2008 (includes Partnership Firm)	-	767.86	211.77	20.49	-	1 000.11
	(-)	(403.79)	(211.77)	(42.89)	(-)	(658.45)
Stock-in-trade						
a) Brokerage paid during the year	-	-	-	-	-	-
	(-)	(-)	(-)	(0.25)	(-)	(0.25)
b) Balance as at March 31, 2008	-	-	-	-	-	-
	(-)	(-)	(-)	(-)	(-)	(-)

Notes to the Abridged Financial Statements

(Rs. in crore)

Particulars	Holding Company	Subsidiaries	Fellow Subsidiaries	Associates	Key Management Personnel	Total
Sundry Debtors Balance as at March 31, 2008	- (-)	3.86 (0.91)	9.22 (5.26)	0.03 (203.64)	- (-)	13.11 (209.81)
Receivables for Assets on Lease						
a) Repaid during the year	- (-)	- (-)	- (1.19)	- (-)	- (-)	- (1.19)
b) Balance as at March 31, 2008	- (-)	- (-)	- (-)	- (-)	- (-)	- (-)
Loans to Others						
a) Given during the year	- (-)	2.39 (3.00)	- (1 548.45)	294.39 (584.19)	- (-)	296.78 (2 135.64)
b) Returned during the year	- (-)	- (-)	1 163.45 (-)	567.43 (592.59)	- (-)	1 730.88 (592.59)
c) Balance as at March 31, 2008	- (-)	7.39 (5.00)	385.00 (1 548.45)	565.17 (838.21)	- (-)	957.56 (2 391.66)
d) Interest Receivable on above (# Rs.10 411)	- (-)	# (0.10)	- (4.67)	2.92 (6.15)	- (-)	2.92 (10.92)
Advances recoverable in cash or in kind						
a) Given during the year	- (-)	- (-)	- (-)	4.23 (-)	- (-)	4.23 (-)
b) Returned during the year Rs.#14 400. (##Previous year Rs.14 400)	- (-)	- (-)	- (-)	- (-)	# (##)	# (##)
c) Balance as at March 31, 2008	- (-)	0.17 (0.17)	- (-)	4.23 (-)	0.04 (0.04)	4.44 (0.21)
d) Interest receivable as at March 31, 2008	- (-)	- (-)	- (-)	- (-)	0.01 (0.01)	0.01 (0.01)
Current Liabilities						
a) Sundry Creditors Balance as at March 31, 2008. Rs.36 872*	- (-)	-* (1.54)	1.43 (-)	- (-)	- (-)	1.43 (1.54)
Income						
a) Interest & Finance Income (###Rs.8 136)	- (-)	0.40 (0.10)	122.01 (160.96)	11.40 (62.42)	- (###)	133.81 (223.48)
b) Loss on sale of Investments	- (-)	- (-)	22.65 (-)	- (-)	- (-)	22.65 (-)
c) Rent	- (-)	0.77 (1.34)	4.41 (4.41)	- (-)	- (-)	5.18 (5.75)
d) Miscellaneous Income *Credit Balance Written back Rs.938	- (-)	-* (-)	- (-)	- (-)	- (-)	-* (-)
Expenditure						
a) Rent	- (-)	- (-)	- (0.14)	- (-)	- (-)	- (0.14)
b) Insurance	- (-)	0.80 (0.09)	- (-)	- (-)	- (-)	0.80 (0.09)

(Rs. in crore)

Particulars	Holding Company	Subsidiaries	Fellow Subsidiaries	Associates	Key Management Personnel	Total
c) Payment to and provisions for employees	- (-)	- (-)	- (-)	- (-)	0.30 (0.25)	0.30 (0.25)
d) Professional fees	- (-)	0.78 (-)	0.04 (0.50)	- (-)	- (-)	0.82 (0.50)
e) Repairs & Maintenance	- (-)	- (-)	5.39 (-)	- (-)	- (-)	5.39 (-)
f) Miscellaneous expenses *Rs.500	- (-)	0.02 (0.22)	0.13 (0.64)	* (-)	- (-)	0.15 (0.86)
Contingent Liability						
Guarantees to Banks and Financial Institutions on behalf of third parties	- (-)	- (-)	0.65 (0.12)	- (0.35)	- (-)	0.65 (0.47)

Notes

i) Figures in bracket indicate previous year figures.

ii) Expenses incurred towards public utilities services such as telephone and electricity charges have not been considered for related party transaction.

iii) Previous year transactions with parties that have become related parties in the current year have been excluded in the above mentioned table as the relationship did not exist.

iv) In addition to the above, Commission amounting to Rs.11.00 crore (Previous Year Rs.Nil) and Directors Sitting Fees of Rs.60,000, (Previous Year Rs.40,000) has been paid to Shri Anil D. Ambani, an individual having significant influence.

v) The Company's stake in Share Capital of DTDC Courier & Cargo Ltd., Gini & Jony Apparels Pvt. Ltd., BLR India Pvt. Ltd. (w.e.f. November 14, 2007), Maan Sarovar Properties Development Pvt. Ltd. (w.e.f. April 3, 2007), Victory Transformers & Swithchgears Pvt. Ltd. (w.e.f. December 31, 2007), is in excess of 20% each. These investments have been made by the Company for a short term with an intention to sell these investments in the near future. The Company does not have any "Significant Influence" on these companies, as defined by Accounting Standards-18 (AS-18) on Related Party Disclosures as per Companies (Accounting Standard) Rules, 2006 and hence the transaction with these parties is not considered for Related Party Disclosures.

Significant transactions with related parties

i) Equity shares issued includes Rs.Nil (Previous Year Rs.494.76 crore) converted / issued to AAA Enterprises Pvt. Ltd.

ii) Equity warrants of Rs.49.48 crore held by AAA Enterprises Pvt. Ltd. have been converted to equity shares in previous year at the rate of Rs.228 per share (premium Rs.218 per share) issued to AAA Enterprises Pvt. Ltd.

iii) Investments purchased lying in subsidiaries includes Rs.399.99 crore (Previous Year Rs.105.00 crore) in shares of Reliance General Insurance Company Ltd., investment purchased lying in associates includes Rs.0.25 crore (Previous Year Rs.Nil) in Equity Shares of Reliance Asset Reconstruction Company Ltd., Rs.Nil (Previous Year Rs.159.84 crore) subscribed to debentures of Viscount Management Services (Alpha) Ltd. and Rs.Nil (Previous Year Rs.119.88 crore) subscribed to debentures of Viscount Management Services Ltd.

iv) Investment in Partnership firm Rs.Nil (Previous Year Rs.152.23 crore) in Reliance Capital Partners and profit of Partnership Firm Rs.32.47 crore (Previous Year Rs.1.78 crore) from Reliance Capital Partners.

v) Investment sold/redeemed/withdrawn lying in subsidiaries of Rs.77.67 crore (Previous Year Rs.Nil) from Reliance Capital Partners; investment sold/ redeemed/ withdrawn lying in fellow subsidiaries, Rs.Nil (Previous Year Rs.1,548.45 crore) of deep discount bonds to Reliance Communications Infrastructure Ltd. and Rs.22.65 crore (Previous Year Rs.Nil) sold to Reliance Communications Ltd. at a sale value of Re.1 and investment sold/redeemed/ withdrawn lying in associates comprise Rs.Nil (Previous Year Rs.0.03 crore) in shares of Reliance Land Pvt. Ltd. and Rs.2.05 crore (Previous Year Rs.0.02 crore) in shares of Menon & Menon Ltd. sold to Reliance Share & Stock Brokers Pvt. Ltd.

vi) Investments lying in associates includes Rs.0.89 crore (Previous Year Rs.0.83 crore) brokerage paid to Reliance Share & Stock Brokers Pvt. Ltd.

Notes to the Abridged Financial Statements

vii) Investments as at March 31, 2008, lying in subsidiaries includes Rs.607.00 crore (Previous Year Rs.207.00 crore) in shares of Reliance General Insurance Company Ltd. and Rs.108.79 crore (Previous Year Rs.154.01 crore) in Reliance Capital Partners; lying in fellow subsidiaries Rs.209.05 crore (Previous Year Rs.209.05 crore) in shares of Reliance Communications Ltd. and lying in associates Rs.10.00 crore (Previous Year Rs.10.00 crore) in shares of Reliance Land Pvt. Ltd., Rs.9.00 crore (Previous Year Rs.9.00 crore) in shares of Reliance Share & Stock Brokers Pvt. Ltd., and Rs.Nil (Previous Year Rs.22.65 crore) in shares of WorldTel Holding Ltd.

viii) Stock-in-trade includes Rs.Nil (Previous Year Rs.0.25 crore) brokerage paid to Reliance Share & Stock Brokers Pvt. Ltd.

ix) Sundry Debtors as at March 31, 2008, lying in subsidiaries includes Rs.3.83 crore (Previous Year Rs.0.71 crore) due from Reliance General Insurance Company Ltd.; lying in fellow subsidiaries Rs.9.22 crore (Previous Year Rs.5.26 crore) due from Reliance Communications Ltd.; lying in associates Rs.Nil (Previous Year Rs.203.61 crore) due from Reliance Share & Stock Brokers Pvt. Ltd. and Rs.0.03 crore (Previous year Rs.0.03 crore) due from Reliance Asset Reconstruction Company Ltd.

x) Receivables for Assets on Lease includes Rs.Nil (Previous Year 0.83 crore) repaid by Reliance Communications Infrastructure Ltd. and Rs.Nil (Previous Year Rs.0.36 crore) repaid by Reliance Telecom Ltd.

xi) Loans to others lying in subsidiaries, includes Rs.2.37 crore (Previous Year Rs.3.00 crore) given to Medybiz Pvt. Ltd.; lying in fellow subsidiaries, includes Rs.Nil (Previous Year Rs.1,548.45 crore) given to Reliance Communications Infrastructure Ltd.; lying in associates, Rs.233.03 crore (Previous Year Rs.497.16 crore) given to Reliance Land Pvt. Ltd. and Rs.59.39 crore (Previous Year Rs.60.00 crore) given to Reliance Share & Stock Brokers Pvt. Ltd.

xii) Loans to others lying in fellow subsidiaries, includes Rs.1,163.45 crore (Previous Year Rs.Nil) repaid by Reliance Communications Infrastructure Ltd.; lying in associates, Rs.431.18 crore (Previous Year Rs.571.14 crore) repaid by Reliance Land Pvt. Ltd. and Rs.136.25 crore (Previous Year Rs.21.45 crore) repaid by Reliance Share & Stock Brokers Pvt. Ltd.

xiii) Loans to others as at March 31, 2008, lying in subsidiaries, includes Rs.5.37 crore (Previous Year Rs.3.00 crore) due from Medybiz Pvt. Ltd. and Rs.2.00 crore (Previous Year Rs.2.00 crore) due from Reliance Gilts Ltd.; lying in fellow subsidiaries, includes Rs.385.00 crore (Previous Year Rs.1,548.45 crore) due from Reliance Communications Infrastructure Ltd.; lying in associates, Rs.506.28 crore (Previous Year Rs.704.43 crore) due from Reliance Land Pvt. Ltd. and Rs.29.89 crore (Previous Year Rs.106.75 crore) due from Reliance Share & Stock Brokers Pvt. Ltd.

xiv) Interest Receivable on above loans as at March 31, 2008 lying in subsidiaries, includes Rs.Nil (Previous Year Rs.0.10 crore) due from Medybiz Pvt. Ltd. and Rs.10,411 (Previous Year Rs.Nil) due from Reliance Technology Ventures Pvt. Ltd.; lying in fellow subsidiaries, includes Rs.Nil (Previous Year Rs.4.67 crore) due from Reliance Communications Infrastructure Ltd.; lying in associates, Rs.Nil (Previous Year Rs.5.60 crore) due from Reliance Land Pvt. Ltd. and Rs.2.92 crore (Previous Year Rs.Nil) due from Ammolite Holdings Ltd.

xv) Advance recoverable in cash or kind lying in associates, includes Rs.4.23 crore (Previous Year Rs.Nil) given to Reliance Asset Reconstruction Company Ltd. against share application money.

xvi) Advance recoverable in cash or kind includes Rs.14,400 (Previous Year Rs.14,400) repaid by Shri V. R. Mohan.

xvii) Advance recoverable in cash or kind as at March 31, 2008, lying in subsidiaries, includes Rs.0.17 crore (Previous Year Rs.0.17 crore) due from Reliance Capital Research Pvt. Ltd.; lying in associates, includes Rs.4.23 crore (Previous Year Rs.Nil) due from Reliance Asset Reconstruction Company Ltd.; lying in Key Managerial Personnel includes Rs.0.04 crore (Previous Year Rs.0.04 crore) receivable from Shri V. R. Mohan.

xviii) Interest on advance recoverable in cash or kind as at March 31, 2008, lying in Key Managerial Personnel includes Rs.0.01 crore (Previous Year Rs.0.01 crore) receivable from Shri V. R. Mohan.

xix) Sundry Creditors as at March 31, 2008, lying in subsidiaries, includes Rs.Nil (Previous Year Rs.1.44 crore) payable to Reliance Capital Asset Management Ltd. and Rs.36,872 (Previous Year Rs.Nil) payable to Reliance Money Express Ltd. (Formerly Travelmate Services (India) Pvt. Ltd.); lying in fellow subsidiaries includes Rs.1.43 crore (Previous year Rs.Nil) payable to Reliance Communications Infrastructure Ltd.

xx) Interest and Finance income, lying in subsidiaries, includes Rs.0.40 crore (Previous Year Rs.0.10 crore) due from Medybiz Pvt. Ltd.; lying in fellow subsidiaries, includes Rs.122.01 crore (Previous Year Rs.153.09 crore) received from Reliance Communications Infrastructure Ltd.; lying in associates, Rs.Nil (Previous Year Rs.17.98 crore) received from Viscount Management Services Ltd., Rs.Nil (Previous Year Rs.26.77 crore) received from Viscount Management Services (Alpha) Ltd., Rs.1.45 crore (Previous Year Rs.8.39 crore) received from Reliance Land Pvt. Ltd., Rs.7.04 crore (Previous Year Rs.8.73 crore) received from Reliance Share & Stock Brokers Pvt. Ltd. and Rs.2.91 crore (Previous Year Rs.0.54 crore) received from Ammolite Holdings Ltd.

xxi) Loss on Sale of Investment lying in fellow subsidiaries includes Rs.22.65 crore related to investment sold to Reliance Communications Ltd.

xxii) Rent Income lying in subsidiaries includes Rs.0.77 crore (Previous Year Rs.1.34 crore) received from Reliance Capital Asset Management Ltd.; lying in fellow subsidiaries includes Rs.Nil (Previous Year Rs.4.41 crore) received from Reliance Communications Infrastructure Ltd. and Rs.4.41 crore (Previous Year Rs.Nil) received from Reliance Communications Ltd.

xxiii) Rent Expenditure lying in fellow subsidiaries, includes Rs.Nil (Previous Year Rs.0.14 crore) paid to Reliance Communications Infrastructure Ltd.

xxiv) Insurance Expenses lying in subsidiaries, includes Rs.0.80 crore (Previous Year Rs.0.09 crore) paid to Reliance General Insurance Company Ltd.

xxv) Payments to and provisions for employees lying in Key Managerial Personnel, includes Rs.0.30 crore (Previous Year Rs.0.25 crore) paid to Shri V. R. Mohan.

xxvi) Professional fees expenditure lying in subsidiaries Rs.0.78 crore (Previous year Rs.Nil) paid to Reliance Technology Ventures Pvt. Ltd.; lying in fellow subsidiaries includes Rs.Nil (Previous Year Rs.0.50 crore) paid to Reliance Communications Infrastructure Ltd. and Rs.0.04 crore (Previous Year Rs.Nil) paid to Reliance Infocomm Infrastructure Pvt. Ltd.

xxvii) Repairs & maintenance expenditure lying in fellow subsidiaries, includes Rs.4.97 crore (Previous Year Rs.Nil) paid to Reliance Communications Infrastructure Ltd. and Rs.0.27 crore (Previous Year Rs.Nil) paid to Reliance Infocomm Infrastructure Pvt. Ltd.

xxviii) Miscellaneous expenditure lying in subsidiaries, includes Rs.0.02 crore (Previous Year Rs.0.22 crore) paid to Reliance Money Express Ltd. (Formerly Travelmate Services (India) Pvt. Ltd.); lying in fellow subsidiaries includes Rs.0.13 crore (Previous Year Rs.0.62 crore) paid to Reliance Communications Infrastructure Ltd.

xxix) Contingent liability for bank guarantee given to Banks and Financial institution lying in fellow subsidiaries includes Rs.Nil (Previous Year Rs.0.08 crore) for Matrix Innovations Pvt. Ltd., Rs.0.65 crore (Previous Year Rs.0.03 crore) for Reliance Webstores Pvt. Ltd.; lying in associates, includes Rs.Nil (Previous Year Rs.0.35 crore) for Reliance Share & Stock Brokers Pvt. Ltd.

11. **Assets taken on Operating Lease on or after April 1, 2001**

The total of future minimum lease rent payable under operating lease for each of the following periods

i) Not later than one year - Rs.13.08 crore. (Previous Year Rs.Nil)

ii) Later than one year and not later than five years - Rs.21.63 crore. (Previous Year Rs.Nil)

iii) Later than five years - Rs.Nil (Previous Year Rs.Nil)

Lease payment debited to the Profit and Loss Account during the year Rs.Nil (Pervious year Rs.Nil)

12. **Basic and Diluted Earning Per Share**

i) For the purpose of calculation of Basic & Diluted Earning Per Share the following amounts have been considered:

(Rs. in crore)

Particulars	2007-08	2006-07
a) Amounts used as the numerators		
Net Profit after tax	1 025.45	646.18
Net Profit available for equity shareholders	1 025.45	646.18
b) Weighted average number of equity shares (Nos.)	24 56 32 800	22 76 18 827
c) Basic Earning Per Share (Rs.)	41.75	28.39
d) Diluted Earning Per Share (Rs.)	41.75	28.39

13. **Deferred Tax Liabilities/(Assets)**

The deferred tax liability comprises of the following

(Rs. in crore)

Particulars	As at March 31, 2008	As at March 31, 2007
Deferred tax liabilities		
Depreciation on Fixed Assets	74.70	12.88
Deferred tax assets		
Loan Loss Provisioning & Disallowances u/s 43B of the Income Tax Act, 1961	51.20	3.88
Net deferred tax liabilities / (assets)	23.50	9.00

Notes to the Abridged Financial Statements

14. Disclosure of loans / advances and investments in its own shares by the listed companies, in its subsidiaries, associates etc.(as certified by the management) as required by clause 32 of Listing Agreement.

(Rs. in crore)

Particulars	Outstanding Balance		Maximum Balance outstanding	
	31.03.08	31.03.07	31.03.08	31.03.07
i) Loans and advances in the nature of loans to subsidiaries				
i. Reliance Gilts Ltd.	2.00	2.00	2.00	2.00
ii. Medybiz Pvt. Ltd.	5.37	3.00	5.37	3.00
iii. Reliance Technology Ventures Pvt. Ltd.	0.02	-	0.02	-
ii) Loans and advances in the nature of loans to associates				
a) Reliance Share & Stock Brokers Pvt. Ltd.	29.89	106.75	106.75	106.75
b) Reliance Land Pvt. Ltd.	506.28	704.43	540.39	778.41
c) Ammolite Holdings Ltd.	29.01	27.03	29.01	27.03
iii) Loans and advances in the nature of loans to fellow subsidiary Reliance Communications Infrastructure Ltd.	385.00	1 548.45	1548.45	1548.45
iv) Loans and advances in the nature of loans where there is				
a) No repayment schedule or repayment beyond seven years Loans to employees (in ordinary course of business)	9.84	2.33	9.84	2.33
b) No interest or interest below section 372A of the Companies Act, 1956.				
1) Reliance Gilts Ltd.	2.00	2.00	2.00	2.00
2) Reliance Land Pvt. Ltd.	506.28	404.43	540.39	714.69
3) Loans to employees (in ordinary course of business- same as iv)(a) above)	9.84	2.33	9.84	2.33
v) Loans and advances in nature of loans to firms / companies in which directors are interested	-	-	-	-

Particulars	No. of shares	Amount (Rs.)
vi) Investments by loanee in the shares of parent company and subsidiary company, when the company has made a loan or advance in the nature of loan		
a) Medybiz Pvt. Ltd.		
- Net Logistics Pvt. Ltd.	1 000 (1 000)	10 000 (10 000)

Note

Figures in brackets indicate previous year figures.

15. Disclosure of details as required by Revised Para 13 of Non Banking Financial Companies Prudential Norms (Reserve Bank) Directions, 2007, earlier Para 9BB of Non Banking Financial Companies Prudential Norms (Reserve Bank) Directions, 1998.

(Rs. in crore)

Particulars	Amount Outstanding		Amount Overdue	
	31.03.08	31.03.07	31.03.08	31.03.07
(1) Loans and advances availed by NBFC inclusive of interest accrued thereon but not paid				
a) Debentures (Other than falling within the meaning of public deposits)				
i) Secured	884.32	-	-	-
ii) Unsecured	-	-	-	-
b) Deferred Credits	-	-	-	-
c) Term Loans	-	-	-	-
d) Inter-Corporate Loans and Borrowing	-	409.89	-	-
e) Commercial Paper	4 219.50	848.16	-	-
f) Other Loans (specify nature)				
i) Loan from Banks				
Working Capital Loan (including accrued interest)	1 378.60	-	145.00	-
Short Term Loan	2 650.00	-	-	-
ii) Security deposit lease#	61.60	61.60	-	-
iii) From - CBLO (Collateralised Borrowing and Lending Obligation)	191.92	-	-	-

Rs.60.00 crore lying in Current Liabilities

(Rs. in crore)

	Particulars	Amount outstanding as on 31.03.08	Amount outstanding as on 31.03.07
(2)	Break up of Loans and Advances including bills receivable Other than those included in (3) below		
	a) Secured	6 126.23	698.43
	b) Unsecured	4 081.74	2 977.32
		10 207.97	3 675.75
(3)	Break up of Leased Assets and stock on hire and Other assets counting towards AFC activities		
	Lease assets including lease rentals under sundry debtors		
	1) Financial Lease (Net of depreciation and lease adjustment)	0.01	0.01
	2) Operating Lease	-	-
(4)	Break up of Investments		
	a) Current Investments		
	1) Quoted		
	- Equity shares (Stock-in-trade)	0.82	0.82
	- Preference shares	-	-
	- Mutual Fund	80.00	-
	b) Long Term Investments		
	1) Quoted		
	- Equity shares	1 427.04	1 178.25
	- Preference shares	-	-
	- Debentures and Bonds	90.00	-
	- Government Securities	196.44	-
	2) Unquoted		
	- Equity shares	1 275.94	500.50
	- Preference shares	331.59	110.00
	- Debentures and Bonds	1 193.85	479.85
	- Units of Mutual Funds	2.00	2.00
	- GOI Securities Rs.45 000 (Previous year Rs.45 000)	-	-
	- Others (please specify)		
	- Warrants	9.73	9.73
	- Reliance Capital Partners Current Account	108.79	154.01
	Total	4 716.21	2 435.16

(5) Borrower group-wise classification of assets financed as in (2) and (3) above (Rs. in crore)

	Amount Net of Provisions					
	Secured		Unsecured		Total	
	31.3.08	31.3.07	31.3.08	31.3.07	31.3.08	31.3.07
a) Related Parties						
1) Subsidiaries	-	-	7.56	5.10	7.56	5.10
2) Companies in the same group	-	-	385.00	1 548.45	385.00	1 548.45
3) Other related parties	-	-	569.41	849.03	569.41	849.03
b) Other than related parties	6 123.94	698.43	3 101.24	574.75	9 225.18	1 273.18
Total	6 123.94	698.43	4 063.21	2 977.33	10 187.15	3 675.76

(6) **Investor group-wise classification of all investments (current and long term) in shares and securities (both quoted and unquoted excluding stock-in-trade)**

(Rs. in crore)

		Market Value or Fair Value or NAV		Book Value (net of provisions)	
		31.3.08	31.3.07	31.3.08	31.3.07
a)	Related Parties				
	1) Subsidiaries	767.86	403.79	767.86	403.79
	2) Companies in the same group	1 101.54	810.89	211.77	211.77
	3) Other related parties	20.49	1 156.88	20.49	825.03
b)	Other than related parties	5 243.94	2 285.38	3 715.27	993.75
	Total	7 133.82	4 656.94	4 715.39	2 434.34

(7) Other Information

(Rs. in crore)

		31.03.08	31.03.07
a)	Gross Non Performing Assets		
	1) Related parties	-	-
	2) Other than related parties	42.44	18.00
b)	Net Non Performing Assets		
	1) Related parties	-	-
	2) Other than related parties	21.62	13.50
c)	Assets acquired in satisfaction of debt	0.61	-

Notes

a) Companies in the same group means companies under the same management as per section 370(1B) of the Companies Act, 1956.

b) Investments in case of unquoted shares it is assumed that market value is same as book value.

c) For other than related parties - Refer Note No.10.

16. **Micro, Small and Medium Enterprises**

The management has identified enterprises which have provided goods and services to the Company and which qualify under the definition of medium and small enterprises, as defined under Micro, Small and Medium Enterprises Development Act, 2006. At any point of time during the year there is no liability due for payment to such micro, small and medium enterprises.

17. Performance Ratios

		2007-2008	2006-2007
a)	Income / Total Assets	0.13:1	0.13:1
b)	Operating Profit / Capital Employed (%)#	19.44	10.82*
c)	Return on Networth (%)	17.02	12.52*
d)	Profit After Tax / Income (%)	49.31	73.11

* Networth & the Capital Employed included Rs.445.28 crore, pursuant to allotment of shares by the Company on account of exercise of options attached with the warrants in the last quarter.

Capital Employed denotes Share Capital and Reserve & Surplus.

18. Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No.	165645	State Code	11
Balance Sheet Date	31032008		

II. Capital raised during the year (Rs.in crore)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL

III. Position of Mobilisation and Deployment of Funds (Rs.in crore)

Total Liabilities	15374.31	Total Assets	15374.31
Sources of Funds		**Application of Funds**	
Paid up Capital	246.16	Net Fixed Assets	122.08
Equity Warrants	NIL	Investments	4715.39
Reserves & Surplus	5779.07	Net Current Assets	10439.11
Secured Loans	2454.48	Miscellaneous Expenditure	97.73
Unsecured Loans	6871.08	Accumulated Losses	NIL

IV. Performance of Company (Rs.in crore)

Turnover	2079.79	Total Expenditure	908.33
Profit before Tax	1171.45	Profit after Tax	1025.45
Earning Per Share (Rs.) :		Dividend Rate %	55.00
Basic	41.75		

V. Generic Names of Three Principal Products / Services of Company (as per monetary terms)

Item Code no. (ITC Code) : Not applicable

Product Description
I. Asset Financing
II. Lending
III. Investments

For and on behalf of the Board

Chairman	**Anil D. Ambani**
Vice Chairman	**Amitabh Jhunjhunwala**
Directors	**Rajendra P. Chitale**
	C. P. Jain
Company Secretary & Manager	**V. R. Mohan**

Mumbai
Dated: April 29, 2008

Cashflow Statement for the year ended March 31, 2008

(Rs.in crore)

Particulars		2007-08		2006-07
A. Cash Flow from Operating Activities				
Net profit before tax as per P & L Account		1 171.45		733.18
Adjusted for				
Prior period item		(2.45)		(1.73)
Net profit before tax and prior period items		1 169.00		731.45
Adjusted for				
Depreciation	17.09		7.07	
Lease Equalisation	-		11.97	
Balances Written Off	1.16		1.07	
Provision for Non Performing Assets	16.32		1.35	
Provision for Dimunition in Value of Assets	46.52		-	
Provision for Repossessed Stock	0.27		-	
Provision for Dimunition in Value of Investments	20.04		-	
Provision for Gratuity / Leave Encashment	2.82		2.71	
Excess Provision / Credit Balance Written Back	-		(0.18)	
Investments -				
Interest	(102.10)		-	
Dividend Income	(9.41)		(34.53)	
(Profit) / Loss on sale of Investment (Net)	(1 056.17)		(501.79)	
(Profit) on Partnership Firm	(32.47)		(1.78)	
Interest Expenses	408.15	(687.78)	42.63	(471.48)
Operating Profit before Working Capital Changes		481.22		259.97
Adjusted for				
Trade and Other Receivables	(7 123.17)		(2 149.54)	
Proceeds from / (Repayment of) Short Term Borrowings	7 760.53		1 211.51	
Loan Originating Cost	(97.73)		-	
Inventories	-		5.37	
Trade Payables	750.87	1 290.50	24.02	(908.64)
Cash generated from operations		1 771.72		(648.67)
Interest Paid	(247.36)		(31.38)	
Taxes Paid	(34.15)	(281.51)	(47.63)	(79.01)
Cash Flow before prior period items		1 490.21		(727.68)
Prior period items		2.45		1.73
Net Cash from / (used in) Operating Activities		1 492.66		(725.95)
B. Cash Flow from Investing Activities				
Purchase of Fixed Assets		(40.46)		(29.15)
Purchase of Investments		(3 219.92)		(2 403.56)
Acquisition of Subsidiaries		(412.78)		(29.73)
Investment in Partnership Firm		77.67		(152.23)
Sale of Investments		2 497.81		2 918.39
Dividend Received		9.41		34.53
Short Term Investment		(80.00)		-
Net Cash from / (used in) Investing Activities		(1 168.27)		338.25
C. Cash Flow from Financing Activities				
Issue / (Redemption) of Share Capital (including Warrants)		-		445.27
Non Convertible Debentures				
Proceeds from Short Term Borrowings		-		-
Repayment of Long Term Borrowings		-		-
Dividend Paid		(100.43)		(59.72)
Net Cash from / (used in) Financing Activities		(100.43)		385.55
Net increase / (decrease) in Cash and Cash Equivalents (A + B + C)		223.96		(2.15)
Opening Balance of Cash and Cash Equivalents		9.80		11.95
Closing Balance of Cash and Cash Equivalents*		233.76		9.80

The previous year's figures have been regrouped and reclassified wherever necessary.

* Fixed Deposits with banks amounting to Rs.660.15 crore (Previous Year Rs.145 crore) under lien are not considered for Cash & Cash Equivalents.

As per our report of even date

For **CHATURVEDI & SHAH**
Chartered Accountants

C. D. Lala
Partner
Membership No.: 35671

For **BSR & Co.**
Chartered Accountants

Akeel Master
Partner
Membership No.: 46768

Mumbai
Dated: April 29, 2008

For and on behalf of the Board

Chairman **Anil D. Ambani**
Vice Chairman **Amitabh Jhunjhunwala**
Directors **Rajendra P. Chitale**, **C. P. Jain**
Company Secretary & Manager **V. R. Mohan**

Mumbai
Dated: April 29, 2008

Statement Pursuant to section [illegible] of the Companies Act, 1956 relating to Company's [illegible]

Name of the Subsidiary Company	Reliance Capital Asset Management Ltd.	Reliance Capital Trustee Co. Ltd.	Reliance General Insurance Company Ltd.	Reliance Gilts Ltd.	Reliance Asset Management (Mauritius) Ltd.
1. The financial year of the Subsidiary Companies ended on	March 31, 2008	March 31, 2008	March 31, 2008	March 31, 2008	March 31, 2008
2. Date from which they became Subsidiary Companies	May 12, 1995	May 12, 1995	January 15, 2002	January 15, 2002	October 11, 2005
3.(a) Number of shares held by Reliance Capital Limited with its nominees in the Subsidaries as at March 31, 2008	1 00 00 000 Equity Shares of the face value of Rs.10 each fully paid up	50 700 Equity Shares of the face value of Rs.10 each fully paid up	10 71 53 759 Equity Shares of the face value of Rs.10 each fully paid up	70 00 700 Equity Shares of the face value of Rs.10 each fully paid up	11 000 Equity Shares of the face value of US$10 each fully paid up
(b) Extent of Interest of Holding Company as at March 31, 2008	93.37%	100%	100%	100%	93.37%
4. The net aggregate amount of the Profit/(Loss) so far as it concerns the members of the Holding Company					
(a) Not dealt with in the Holding Company's Accounts					
(i) For the financial year ended March 31, 2008	96.18	0.03	(165.55)	-	(0.11)
(ii) For the previous financial years of the Subsidiary Companies since they became the Holding Company's Subsidiaries	48.63	-	1.63	-	(0.07)
(b) Dealt with in the Holding Company's Accounts					
(i) For the financial year ended March 31, 2008	-	-	-	-	-
(ii) For the previous financial years of the Subsidiary Companies since they became the Holding Company's Subsidiaries	-	-	-	-	-

For and on behalf of the Board

Chairman **Anil D. Ambani**

Vice Chairman **Amitabh Jhunjhunwala**

Directors **Rajendra P. Chitale**, **C. P. Jain**

Company Secretary & Manager **V. R. Mohan**

Mumbai

Dated: April 29, 2008

Interest in the Subsidiary Companies

Reliance Asset Management (Singapore) Pte. Ltd.	Reliance Capital Asset Management (UK) Plc.	Reliance Money Express Ltd. (Formerly Travelmate Services (India) Pvt. Ltd.)	Medybiz Pvt. Ltd.	Net Logistics Pvt. Ltd.	Reliance Capital Research Pvt. Ltd.	Reliance Technology Ventures Pvt. Ltd.	Reliance Venture Asset Management Pvt. Ltd.	Reliance Capital Markets Pvt. Ltd.
March 31, 2008	March 31, 2008	March 31, 2008	March 31, 2008	March 31, 2008	March 31, 2008	March 31, 2008	March 31, 2008	March 31, 2008
August 22, 2005	May 23, 2007	November 29, 2006	February 16, 2007	February 16, 2007	February 20,2007	February 23,2007	October 3, 2006	April 16, 2007
20 00 003 Equity Shares of the face value of SGD 1 each fully paid up	3 00 000 Equity Shares of the face value of GBP1 each fully paid up	1 38 13 140 Equity Shares of the face value of Rs.10 each fully paid up	24 74 000 Equity Shares of the face value of Rs.10 each fully paid up	9 000 Equity Shares of the face value of Rs.10 each fully paid up	10 000 Equity Shares of the face value of Rs.10 each fully paid up	10 000 Equity Shares of the face value of Rs.10 each fully paid up	10 000 Equity Shares of the face value of Rs.10 each fully paid up	52 50 000 Equity Shares of the face value of Rs.10 each fully paid up
93.37%	93.37%	100%	100%	90%	100%	100%	100%	100%
53.58	-	0.44	(2.25)	(0.05)	(0.18)	2.40	0.09	0.25
(2.67)	-	2.17	(0.88)	-	-	-	-	-
-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-

Auditors' Report on Abridged Consolidated Financial Statements

To,
The Board of Directors,
Reliance Capital Limited

We have examined the attached abridged consolidated Balance Sheet of **Reliance Capital Limited** ('the Company') its subsidiaries and its associates as at March 31, 2008; the abridged consolidated Profit and Loss Account and consolidated Cash Flow Statement for the year then ended annexed thereto. These abridged consolidated financial statements have been prepared by the Company pursuant to Rule 7A of the Companies (Central Government's) General Rule and Forms, 1956 and are based on the audited Consolidated Financial Statements of the Company for the year ended March 31, 2008 prepared in accordance with the requirements of the Accounting Standard-21 (AS-21), "Consolidated Financial Statements" and Accounting Standard-23 (AS-23), "Accounting for Investment in Associates in Consolidated Financial Statements", notified under the Companies (Accounting Standards) Rules, 2006 and covered by our report of even date to the Board of Directors of the Company, which is attached hereto.

For **CHATURVEDI & SHAH**	For **BSR & Co.**
Chartered Accountants	Chartered Accountants
C. D. Lala	**Akeel Master**
Partner	Partner
Membership No.: 35671	Membership No.: 46768
Mumbai	Mumbai
Dated: April 29, 2008	Dated: April 29, 2008

Auditors' Report on Consolidated Financial Statements

To,
The Board of Directors,
Reliance Capital Limited

We have audited the attached consolidated Balance Sheet of **Reliance Capital Limited** ('the Company' or 'the Parent Company') and its subsidiaries and associates (as per the list appearing in Note No. 11 & 17 of **Schedule "N"** to the Consolidated Financial Statements) (Collectively referred to as the 'Group') as at March 31, 2008, the related consolidated Profit and Loss Account and the consolidated Cash Flow Statement of the Group for the year then ended annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with generally accepted auditing standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

2. We did not audit the financial statements of Reliance Capital Asset Management Ltd., Reliance Asset Management (Mauritius) Ltd., Reliance Asset Management (Singapore) Pte. Ltd., Reliance Capital Asset Management (UK) Plc, Reliance Capital Trustee Co. Ltd., Reliance Capital Markets Pvt. Ltd. (Formerly Market on Net(India) Pvt. Ltd.) and Reliance Capital Partners ('Partnership Firm') whose financial statements reflect total assets of Rs.1,06,568 crore as at March 31, 2008, total revenue of Rs.50,688 crore and net cash inflows amounting to Rs.5,504 crore for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries, is based solely on the report of the other auditors.

3. In case of Reliance General Insurance Company Ltd., Reliance Money Express Ltd. (Formerly Travelmate Services (India) Pvt. Ltd.), Reliance Capital Research Pvt. Ltd., Reliance Gilts Ltd., Reliance Venture Asset Management Pvt. Ltd., Medybiz Private Ltd. and Net Logistics Pvt. Ltd., whose financial statements have been audited by one of us, reflect total assets of Rs.1,812.46 crore as at March 31, 2008, total revenue of Rs.2,365.21 crore and net cash outflows amounting to Rs.68.25 crore for the year then ended.

4. In case of one subsdiary, whose unaudited financial statement has reflect total assets of Rs.2.25 crore as at March 31, 2008, total revenue of Rs.2.26 crore and net cash flows amounting to Rs. 3.05 crore for the year then ended.

5. The financial statements of Reliance Land Pvt. Ltd. and Reliance Share & Stock Brokers Pvt. Ltd. an associate companies, have been audited by one of us, while the other associate i.e. Reliance Asset Reconstruction Company Ltd., has been audited by other auditors whose report has been furnished to us and financial statements of other associate company i.e. Ammolite Holdings Ltd. has been certified by the management and our opinion, in so far as it relates to the amounts included in respect of these associates, are based solely on the reports of the other auditors/management certified financial statements as the case may be.

6. We report that the consolidated financial statement have been prepared by the Company in accordance with the requirements of the Accounting Standard-21 (AS-21), "Consolidated Financial Statements" and Accounting Standard-23 (AS- 23), "Accounting for Investment in Associates in Consolidated Financial Statements", issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the Company, its Subsidiaries and its Associates included in the consolidated financial statements.

7. On the basis of information and explanation given to us and on the consideration of the separate audit reports on individual audited financial statements of the Company, its Subsidiaries and its Associates, we are of the opinion that the said consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India :
   (i) in the case of the Consolidated Balance Sheet, of the Consolidated State of Affairs of the Group as at March 31, 2008;
   (ii) in the case of the Consolidated Profit and Loss Account, of the Consolidated Results, of the operations of the Group for the year then ended; and
   (iii) in the case of the Consolidated Cash Flow Statement, of the Consolidated Cash Flows of the Group for the year then ended.

For **CHATURVEDI & SHAH**	For **BSR & Co.**
Chartered Accountants	Chartered Accountants
C. D. Lala	**Akeel Master**
Partner	Partner
Membership No.: 35671	Membership No.: 46768

Mumbai
Dated: April 29, 2008

Details of Subsidiary Companies Forming Part of Consolidated Financial Statements

(Rs. in crore)

Sr. No.	Particulars	Capital	Reserves	Total Assets	Total Liabilities	Investments	Turnover / Total Income	Profit before Taxation	Provision for Taxation	Profit after Taxation	Proposed Dividend
1	Reliance Capital Asset Management Ltd.	10.51	698.88	873.75	164.36	682.59	377.65	142.76	46.58	96.18	-
2	Reliance Capital Trustee Co. Ltd.	0.05	0.19	0.44	0.20	0.18	0.15	0.05	0.02	0.03	-
3	Reliance General Insurance Company Ltd.	107.15	386.70	1 741.88	1 249.74	1 320.55	2 346.12	(162.84)	2.71	(165.55)	-
4	Reliance Gilts Ltd.	7.00	-	9.45	0.45	-	-	-	-	-	-
5	Reliance Asset Management (Mauritius) Ltd.	0.44	(0.26)	0.83	0.65	-	-	(0.11)	-	(0.11)	-
6	Reliance Asset Management (Singapore) Pte. Ltd.	5.80	55.29	83.76	22.15	22.74	96.52	62.75	9.17	53.58	-
7	Reliance Money Express Ltd. (Formerly Travelmate Services (India) Pvt. Ltd.)	13.81	2.16	59.28	44.38	1.07	16.06	0.77	0.33	0.44	-
8	Medybiz Pvt. Ltd.	2.47	(6.19)	2.32	0.67	-	5.40	(2.23)	0.02	(2.25)	-
9	Net Logistics Pvt. Ltd.	0.01	(0.03)	0.07	0.09	-	0.32	(0.05)	-	(0.05)	-
10	Reliance Capital Research Pvt. Ltd.	0.01	-	0.18	0.18	-	-	(0.18)	-	(0.18)	-
11	Reliance Technology Ventures Pvt. Ltd.	0.01	2.40	3.06	0.63	-	3.05	3.02	0.62	2.40	-
12	Reliance Venture Asset Management Pvt. Ltd.	0.01	0.09	0.18	0.07	-	0.15	0.14	0.05	0.09	-
13	Reliance Capital Asset Management (UK) Plc.	2.38	-	2.38	-	-	-	-	-	-	-
14	Reliance Capital Markets Pvt. Ltd. (Formerly Market on Net (India) Pvt. Ltd.)	5.25	0.23	5.60	-	5.59	0.25	0.25	-	0.25	-

Exchange rate as on March 31, 2008: 1US$ = Rs.39.97, 1 SGD = Rs.29.02

Abridged Consolidated Balance Sheet as at March 31, 2008

(Statement containing the salient features of Balance Sheet as per section 219(1)(b)(iv) of the Companies Act, 1956)

(Rs. in crore)

	As at March 31, 2008		As at March 31, 2007	
SOURCES OF FUNDS				
Shareholder's Funds				
(a) Share Capital				
(i) Equity	246.16	246.16	246.16	246.16
(b) Reserves and Surplus				
(i) Capital Reserve	6.43		6.43	
(ii) Capital Redemption Reserve	11.06		10.13	
(iii) Securities Premium Account	3 758.27		3 290.96	
(iv) Statutory Reserve Fund	621.56		416.47	
(v) Foreign Currency Translation Reserve	4.10		-	
(vi) General Reserve	420.28		317.72	
(vii) Surplus in Profit and Loss Account	1 541.83	6 363.53	1 014.51	5 056.22
Minority Interest (Refer Note No. 5, Notes to Consolidated Accounts)		50.68		-
Loan Funds				
(i) Non Convertible Debentures (Refer Note No. 8, Notes to Consolidated Accounts)	884.32		-	
(ii) Secured loans (other than debentures)				
a) Working Capital Loan	1 378.75		145.00	
b) From Collateralised Borrowing and Lending Obligation	191.92		-	
(iii) Unsecured loans	6 871.23	9 326.22	1 257.96	1 402.96
Deferred Tax Liability (Refer Note No. 15, Notes to Consolidated Accounts)		19.44		7.51
Total		16 006.03		6 712.85
APPLICATION OF FUNDS				
Goodwill on consolidation of subsidiaries (Refer Note No. 6, Notes to Consolidated Accounts)		0.09		0.07
Fixed Assets				
(a) Gross Block	452.78		348.03	
(b) Less: Depreciation	269.88		229.06	
(c) Net Block	182.90		118.97	
(d) Capital Work-in-Progress	19.07	201.97	19.92	138.89
Investments				
(a) Government Securities	640.54		202.79	
(b) Associates (carrying amount)	20.02		35.50	
(c) In Equity Shares	2 225.61		1 511.69	
(d) In Preference Shares	336.59		113.50	
(e) In Others	2 833.67	6 056.43	989.58	2 853.06
Current Assets, Loans and Advances				
(a) Inventories	32.77		30.72	
(b) Sundry Debtors	437.51		277.63	
(c) Cash and Bank Balances	1 056.26		212.12	
(d) Other Current Assets				
(i) Income Accrued on Investments	182.47		60.44	
(ii) Assets Held for Sale	93.47		93.47	
(iii) Repossessed Assets / Receivables for Assets on Lease	0.62		0.01	
(e) Loans and Advances	10 280.34		3 753.79	
	12 083.44		4 428.18	
Less: Current Liabilities and Provisions				
(a) Liabilities	1 532.10		306.47	
(b) Provisions	905.57		405.91	
	2 437.67		712.38	
Net Current Assets		9 645.77		3 715.80
Loan Originating Cost (Unammortised)		97.73		-
Miscellaneous Expenditure (to the extent not written off or adjusted)		4.04		5.03
Total		16 006.03		6 712.85

Refer Accounting Policies
Refer Notes to Consolidated Accounts
Compiled from the Audited Accounts of the Company referred to in our Report dated April 29, 2008

As per our report of even date

For **CHATURVEDI & SHAH**
Chartered Accountants

C. D. Lala
Partner
Membership No.: 35671
Mumbai, April 29, 2008

For **BSR & Co.**
Chartered Accountants

Akeel Master
Partner
Membership No.: 46768

For and on behalf of the Board

Chairman **Anil D. Ambani**

Vice Chairman **Amitabh Jhunjhunwala**

Directors **Rajendra P. Chitale**, **C. P. Jain**

Company Secretary & Manager **V. R. Mohan**

Mumbai, April 29, 2008

Abridged Consolidated Profit and Loss Account for the Year Ended March 31, 2008

(Statement containing the salient features of Profit and Loss Account as per section 219(1)(b)(iv) of the Companies Act, 1956)

(Rs. in crore)

		2007-08		2006-07
Income				
Operating & Other Income				
Dividend		18.05		38.69
Interest		918.82		344.65
Premium & Commission Earned		1 944.69		914.32
Profit on Share of Partnership Firm		32.47		1.78
Investment Management and Advisory Fees		427.11		178.82
Profit on sale of (Net)-				
Long Term Investments	1 089.96		514.77	
Stock-in-trade	76.40		15.99	
		1 166.56		530.76
Other Income		411.69		148.84
Total		4 919.19		2 157.86
Expenditure				
Salary, Wages and Other Employee Benefits (Including Managerial Remuneration)		408.98		147.22
Auditors' Remuneration		1.23		0.86
Provisions for Non Performing Assets		16.32		1.35
Provision for Dimunition in the value of Investments		26.05		-
Provision for Dimunition in the value of Assets		46.52		-
Other Expenses		839.58		295.72
Interest & Finance Charges		413.88		42.70
Loan Originating Cost Written Off		13.94		-
Claims Incurred (Net)		750.68		173.18
Premium paid on Reinsurance Ceded		766.50		410.10
Reserve for Unexpired Risk		377.41		260.06
Depreciation		41.21		13.96
Miscellaneous Expenditure		1.15		1.19
Total		3 703.45		1 346.34
Profit Before Tax		1 215.74		811.52
Provision for Current Taxation	186.09		102.84	
Provision for Fringe Benefit Tax	6.78		2.53	
Provision for Deferred Tax	12.63		6.65	
		205.50		112.02
Profit After Tax Before Minority Interest		1 010.24		699.50
Less: Minority Interest's Share of Profit		6.18		-
		1 004.06		699.72
Share of Profit / (Loss) of Associates		5.00		3.49
Profit After Share of Profit of Associates		1 009.06		702.99
Add: Excess Provision for Dividend (Include Dividend Tax) Reversal		-		21.93
(Short) / Excess Provision for Tax (Previous Year)		(3.41)		0.22
Balance Brought Forward		1 014.51		583.81
Profit Available For Appropriations		2 020.16		1 308.95
Proposed Dividend - Equity Shares	135.10		85.97	
Corporate Dividend Tax	22.94		14.61	
Transfer to Capital Redemption Reserve	1.00		-	
Employee Benefits Transitional Liability (Net of Deferred Tax Assets Rs. 0.70 crore)	1.37		-	
Transfer to Statutory Reserve Fund	205.09		129.24	
Transfer to General Reserve	102.56		64.62	
Balance Carried to Balance Sheet	1 552.10		1 014.51	
		2 020.16		1 308.95
Basic Earning per Equity Share of Rs.10 each		41.08		30.88
Diluted Earning per Equity Share of Rs.10 each (Refer Note No. 14, Consolidated Notes to Accounts)		41.08		30.88

Refer Accounting Policies

Refer Notes to Consolidated Accounts

Compiled from the Audited Accounts of the Company referred to in our Report dated April 29, 2008

As per our report of even date

For **CHATURVEDI & SHAH**
Chartered Accountants

C. D. Lala
Partner
Membership No.: 35671

Mumbai, April 29, 2008

For **BSR & Co.**
Chartered Accountants

Akeel Master
Partner
Membership No.: 46768

For and on behalf of the Board

Chairman	**Anil D. Ambani**
Vice Chairman	**Amitabh Jhunjhunwala**
Directors	**Rajendra P. Chitale** **C. P. Jain**
Company Secretary & Manager	**V. R. Mohan**

Mumbai, April 29, 2008

A. Principles of Consolidation

The consolidated financial statements relate to Reliance Capital Limited ('the Company'), its subsidiary companies including partnership firms and its associates. The consolidated financial statements have been prepared on the following basis

i) The financial statements of the Company and its subsidiary companies including partnership firm have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profits or losses.

ii) The consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented to the extent possible, in the same manner as the Company's separate financial statements.

iii) The difference between the cost of investment in the subsidiary companies over the net assets as on the date of acquisition is recognised in the financial statements as Goodwill or Capital Reserve as the case may be.

iv) The difference between the proceeds from disposal of investment in a subsidiary and the carrying amount of its assets less liabilities as of the date of disposal is recognised in the consolidated statement of Profit and Loss Account as the profit or loss on disposal of investment in subsidiary.

v) Minority Interest's share of net profit of consolidated subsidiaries for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the Company.

vi) Minority Interest's share of net assets of consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the Company's shareholders.

vii) The financial statements of the Company and its associates have been combined on the basis of equity method, whereby the investment is initially recorded at cost, identifying any goodwill/capital reserve arising at the time of acquisition. The carrying amount of the investment is adjusted thereafter for post acquisition change in the Company's share of net assets of the associate. Unrealised profits and losses resulting from transactions between the Company and the associates are eliminated to the extent of the Company's interest in the associate. Unrealised losses are not eliminated if and to the extent the cost of the transferred asset cannot be recovered. The consolidated statement of profit and loss reflects the Company's share of operations of the associate.

B. Other Accounting Policies

i) Basis of Preparation of Financial Statements

The financial statements have been prepared and presented under the historical cost convention on the accrual basis of accounting and comply with the Accounting Standards as per Companies (Accounting Standard) Rules, 2006 and the relevant provisions of the Companies Act, 1956. The financial statements are presented in Indian Rupees rounded off to the nearest crore.

ii) Use of Estimates

The preparation of financial statement is in conformity with Generally Accepted Accounting Principles (GAAP) and requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosure of contingent liabilities on the date of the financial statements. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual result could differ from those estimates. Any revision to accounting estimates is recognised prospectively in current and future periods.

iii) Revenue Recognition

a) Interest Income

Interest Income is recognised in the Profit and Loss Account as it accrues except in the case of Non Performing Assets ("NPAs") where it is recognised, upon realisation, as per the prudential norms of RBI.

b) Dividend Income

Dividend Income is recognised when the right to receive payment is established.

c) Lease Finance

Income from leased assets is accounted for in the year in which lease rentals fall due, by applying the interest rate implicit in the lease to the net investment in the lease during the period.

d) Discount on Investments

The difference between the acquisition cost and face value of debt instruments is recognised as interest income over the tenor of the instrument.

e) Redemption Premium on Investments in Preference Shares

Redemption premium on investments in Preference shares is recognised as income over tenor of the investment.

f) Investment Management Fees

Investment Management Fees are computed in accordance with Investment Management Agreement and applicable based on Net Asset Value.

g) Portfolio Management Fees

Portfolio Management Fees are computed in accordance with Portfolio Management Agreements and applicable Regulations based on Net Assets Value.

h) Profit/Loss on Sale of Investments

Profit or loss on sale/redemption of securities is recognised on trade date basis and includes effect on accumulated fair value changes, previously recognised, for specific investments sold/redeemed during the year and accounted reckoning the average cost of the Investments.

i) Trusteeship Remuneration

Trusteeship remuneration income is recognised on the basis of the Unit Capital of the Fund or such other sum as may be agreed upon between the Settlor and the Trustee from time to time.

j) Premium

Premium is recognised as income over the contract period or the period of risk which ever is appropriate. Any subsequent revisions to or cancellations of premium are recognised for in the year in which they occur.

k) Commission

i) Commission income on reinsurance cessions is recognised as income in the period in which reinsurance premium is ceded.

ii) Profit Commission under reinsurance treaties, wherever applicable, is recognised in the year of the final determination of the profits and as intimated by reinsures.

iii) Commission income on money transfer services is recognised on rendering the service at agreed rates.

l) Reinsurance

i) Reinsurance is ceded in the year in which the risk commences and recognised over the contract period.

ii) Reinsurance inward is accounted to the extent of the returns received from the reinsures.

m) Premium Received in Advance

Premium received in advance represents premium received in respect of policies issued during the year, where the risk commences subsequent to the Balance Sheet date.

n) Revenue on Foreign Exchange Transaction

Revenue on foreign exchange transactions is recognised at the time of purchase and sale. The income arising from the buying and selling of foreign currencies has been included on the basis of margins achieved. Sales incentive for sale of traveller's cheque is recorded on accrual basis in term of underlying agreement. Commission income from sale of package tour recognised on rendering services as per underlying agreement.

iv) Fixed Assets & Depreciation

All fixed assets are stated at cost less accumulated depreciation after considering lease adjustment account. All costs of acquisition including incidental and financing cost attributable to fixed assets are capitalised till assets are ready for intended use.

i) All assets given on finance lease on or before March 31, 2001 are capitalised as Fixed Assets and all assets given on finance lease on or after April 1, 2001 are shown as receivables at an amount equal to net investment in the lease.

ii) Initial direct costs in respect of leases are expensed in the year in which such costs are incurred.

iii) Intangible assets comprising of software purchased / developed and licensing costs are stated at cost of acquisition less accumulated amortisation.

Depreciation is provided as under

a) Assets for own use

On Written Down Value method, except for assets of Reliance Gilts Ltd., which are depreciated as per Straight Line Method, at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956. In case of Medybiz Pvt. Ltd., computer is depreciated over three years.

b) Leased Assets

On Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

c) Leasehold Improvements

Leasehold improvements are amortised over the primary period of the lease on Straight Line Method. In case of Reliance Capital Asset Management Ltd., depreciation on Improvement to Rented Premises is provided on Straight Line Method over the period of lease or three years, whichever is less. In case of Medybiz Pvt. Ltd., leasehold improvements are amortised over a period of three years.

d) Intangible Assets

Intangible Assets are stated at cost of acquisition less accumulated amortisation. Intangible assets are amortised over their estimated useful lives on a Straight Line Method, commencing from the date the asset is available to the Company for its use.

Computer software is amortised over the period of 5 years on Straight Line Method, other than assets of Reliance General Insurance Company Ltd. which are amortised over a period of three years on Straight Line Method, commencing from the date the asset is available to the Company for its use .In case of Medybiz Pvt. Ltd., computer software is depreciated over two years on Straight Line Method.

v) Impairment of Assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired, if such condition exists an asset is treated as impaired, when carrying cost of assets exceeds its recoverable amount. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of the recoverable amount is treated as impaired, when carrying cost of assets exceeds its recoverable amount.

vi) Investments

Investments are classified into current investments and long-term investments. Current investments are valued, scrip wise, at cost or net realisable value, whichever is lower. Long-term investments are valued at cost and Provision for diminution is made scrip wise to recognise a decline, other than temporary.

vii) Stock-in-trade / Assets Held for Sale

Securities held as stock-in-trade are valued scrip wise at book value or fair value whichever is lower. Assets held for sale are valued at cost or market value, whichever is lower.

viii) Repossession of Assets

Assets repossessed against the settlement of loan are carried in the balance sheet at outstanding loan amount or market value, whichever is lower. The difference between the outstanding loan amount and the market value is charged to Profit and Loss Account in the year of repossession of assets.

ix) Initial Issue Expenses of Schemes

Initial issue expenses of the schemes of Reliance Mutual Fund incurred upto March 31, 2004 are treated as Deferred Revenue Expenditure and written off over five years in equal installments. However, the same incurred on or after April 1, 2004 are charged to Profit and Loss Account in compliance with Accounting Standard-26 (AS-26) on Intangible Assets issued by the Institute of Chartered Accountants of India.

x) Preliminary Expenditure

In case of Reliance Gilts Ltd., preliminary expenses or pre-operative expenses are amortised over a period of five years after the commencement of business.

xi) Expenses of Management

a) Expenses relating to insurance business is allocated on the basis of net premium written to the Revenue Account(s).

b) Expenses relating to investment activities of shareholders' fund are charged to the Profit and Loss Account.

xii) Loan Originating Cost

The direct commission cost incurred for the loan origination is written off over the average tenor of the loan.

xiii) Financial Derivatives and Commodity Hedging Transactions

Financial derivatives and commodity hedging transactions are accounted for on a mark to market basis. Payments of margin requirements on this contract are recognised on the balance sheet.

xiv) Claims Incurred

Claims include all expenses directly incurred in relation to their assessment and are net of salvage realised.

a) Claims reported and outstanding are provided net of claims recoverable from reinsurance based on intimations received up to the date of balance sheet, survey reports, information provided by insured, past experience and other applicable laws.

b) Claims outstanding include provision for claims incurred but not reported (IBNR) and also for claims incurred but not enough reported (IBNER). The said provision has been determined by appointed actuary, which is in accordance with the accepted actuarial practice, requirements of Insurance Act, 1938, IRDA Regulations and the stipulations of Actuarial Society of India.

xv) Reserve for Unexpired Risk

Reserve for unexpired risk is made on the amount representing that part of the net premium written which is attributable to, and to be allocated to the succeeding accounting periods, subject to the provisions of requirements under section 64V (1) (ii) (b) of the Insurance Act, 1938.

xvi) Premium Deficiency

Premium deficiency is recognised if the ultimate amount of expected net claim costs, related expenses and maintenance costs exceeds the sum of related premium carried forward to subsequent accounting period as the reserve for unexpired risk, premium deficiency is calculated by line of business. The company considers maintenance as relevant costs incurred for ensuring claim handling operations.

xvii) Foreign Currency Transactions

a) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.

b) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts has been recognised over the life of the contract.

c) Non monetary foreign currency items are carried at cost.

d) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Profit and Loss Account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

e) In case of Reliance Capital Asset Management Ltd., accounting for foreign branch (integral foreign operations)

i) Monetary Assets and Liabilities are converted at the appropriate rate of exchange prevailing on the Balance Sheet date.

ii) Fixed Assets and depreciation thereon, are converted at the appropriate rate of exchange rates prevailing on the date of transactions.

iii) Revenue items (excluding depreciation) are converted at the rates prevailing on the date of transaction.

6. **Goodwill on Consolidation of Subsidiaries**

As on April 16, 2007 the Company had acquired 100% holding in Reliance Capital Markets Pvt. Ltd. (Formerly Market on Net (India) Pvt. Ltd.) at a cost of Rs.0.01 crore. On consolidation of the above subsidiary the Company has recognised a goodwill of Rs.0.02 crore.

(Rs. in crore)

Particulars	Amount
Opening balance of Goodwill on consolidation of Subsidiaries	0.07
Add: On acquisition of subsidiary during the year	0.02
Closing balance of Goodwill on consolidation of Subsidiaries	**0.09**

7. **Managerial Remuneration**

(a) i) Commission to Non Executive Directors
(included under the head "Payments to and Provisions for Employees")

The Company has taken approval of the Central Government u/s 309(4) of the Companies Act, 1956 for payment of Commission to Non Executive Directors upto 3% of the net profits calculated as per provisions of sections 198, 349 and 350 of the Companies Act, 1956 for a period of five years w.e.f. April 1, 2006.

Computation of net profit in accordance with section 349 of the Companies Act, 1956:

(Rs. in crore)

Particulars	2007-2008	2006-2007
Profit before Taxation	1 171.45	733.18
Add: Depreciation as per accounts	17.09	7.07
Managerial Remuneration	23.33	-
Less: Depreciation as per section 350 of the Companies Act, 1956	17.09	7.07
Net Profit for the year	1 194.78	733.18
Salaries, Perquisites and Commission to Managing Director/Executive Directors	12.00	*11.33
Commission (restricted to 3%)	35.84	21.99

* Commission pertaining to the F.Y. 2006-07 charged in current year Profit and Loss Account as per approval of the Remuneration Committee.

ii) Payment to and provision for employees include Managerial Remuneration by way of:

(Rs. in crore)

Particulars	2007-2008	2006-2007
i) Salaries	1.68	0.88
ii) Perquisites	0.14	0.15
iii) Contribution to Provident Fund	0.14	0.13
Total	1.96*	1.16

* inclusive of arrears.

Information relating to payment to Manager/Directors does not include payment for gratuity, leave encashment and Superannuation Fund which is provided for group of employees on an overall basis.

8. Non Convertible Debentures referred under Loan Funds of Abridged Balance Sheet are redeemable at par, in one or more installments, on various dates with the earliest redemption being on April 7, 2008 and the last being on October 23, 2008. The debentures amounting to Rs.884.32 crore are redeemable in the Financial Year 2008-09.

x) Preliminary Expenditure

In case of Reliance Gilts Ltd., preliminary expenses or pre-operative expenses are amortised over a period of five years after the commencement of business.

xi) Expenses of Management

a) Expenses relating to insurance business is allocated on the basis of net premium written to the Revenue Account(s).

b) Expenses relating to investment activities of shareholders' fund are charged to the Profit and Loss Account.

xii) Loan Originating Cost

The direct commission cost incurred for the loan origination is written off over the average tenor of the loan.

xiii) Financial Derivatives and Commodity Hedging Transactions

Financial derivatives and commodity hedging transactions are accounted for on a mark to market basis. Payments of margin requirements on this contract are recognised on the balance sheet.

xiv) Claims Incurred

Claims include all expenses directly incurred in relation to their assessment and are net of salvage realised.

a) Claims reported and outstanding are provided net of claims recoverable from reinsurance based on intimations received up to the date of balance sheet, survey reports, information provided by insured, past experience and other applicable laws.

b) Claims outstanding include provision for claims incurred but not reported (IBNR) and also for claims incurred but not enough reported (IBNER). The said provision has been determined by appointed actuary, which is in accordance with the accepted actuarial practice; requirements of Insurance Act, 1938, IRDA Regulations and the stipulations of Actuarial Society of India.

xv) Reserve for Unexpired Risk

Reserve for unexpired risk is made on the amount representing that part of the net premium written which is attributable to, and to be allocated to the succeeding accounting periods, subject to the provisions of requirements under section 64V (1) (ii) (b) of the Insurance Act, 1938.

xvi) Premium Deficiency

Premium deficiency is recognised if the ultimate amount of expected net claim costs, related expenses and maintenance costs exceeds the sum of related premium carried forward to subsequent accounting period as the reserve for unexpired risk, premium deficiency is calculated by line of business. The company considers maintenance as relevant costs incurred for ensuring claim handling operations.

xvii) Foreign Currency Transactions

a) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.

b) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts has been recognised over the life of the contract.

c) Non monetary foreign currency items are carried at cost.

d) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Profit and Loss Account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

e) In case of Reliance Capital Asset Management Ltd., accounting for foreign branch (integral foreign operations)

i) Monetary Assets and Liabilities are converted at the appropriate rate of exchange prevailing on the Balance Sheet date.

ii) Fixed Assets and depreciation thereon, are converted at the appropriate rate of exchange rates prevailing on the date of transactions.

iii) Revenue items (excluding depreciation) are converted at the rates prevailing on the date of transaction.

xviii) Employee Retirement Benefits

i) Provident fund

Contributions payable to the recognised provident fund, which is a defined contribution scheme, are charged to the Profit and Loss Account.

ii) Gratuity

The Company's gratuity benefit scheme is a defined benefit plan. The Company's net obligation in respect of the gratuity benefit scheme is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value and the fair value of any plan assets, if any, is deducted. The present value of the obligation under such defined benefit plan is determined based on actuarial valuation using the Projected Accrued Benefit Method (same as Projected Unit Credit Method), which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation. The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plan, are based on the market yields on Government securities as at the balance sheet date.

Actuarial gains and losses are recognised immediately in the Profit and Loss Account.

iii) Leave encashment

Leave encashment which is a defined benefit, is accrued for based on an actuarial valuation at the Balance Sheet date carried out by an independent actuary.

xix) Scheme Expenses

In case of Parent Company, recurring expenses incurred on behalf of schemes of Reliance Mutual Fund in excess of Limits prescribed by Securities and Exchange Board of India are allocated to respective expense heads in the Profit and Loss Account.

xx) Earning Per Share

The basic earnings per share is computed by dividing the net profit/loss attributable to the equity shareholders for the period by the weighted average number of equity shares outstanding during the reporting period. The number of shares used in computing diluted earning per share comprises the weighted average number of shares considered for deriving earnings per share, and also the weighted average number of equity shares, which could have been issued on the conversion of all dilutive potential shares. In computing dilutive earnings per share, only potential equity shares that are dilutive and that reduce profit/loss per share are included.

xxi) Provisions for Non Performing Assets

Non Performing Assets ("NPAs") provisions are made based on management's assessment of the degree of impairment, subject to the minimum provisioning level in accordance with Non Banking Financial Companies (NBFC) prudential norms of RBI.

xxii) Provisions for Current, Deferred and Fringe Benefit Tax

Income tax expense comprises current tax (i.e. amount of tax for the period determined in accordance with the income tax law) and deferred tax charge or credit (reflecting the tax effects of timing differences between accounting income and taxable income for the period). The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Deferred tax assets are reviewed as at each balance sheet date and written down or written up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised. Provision for Fringe Benefit Tax has been recognised on the basis of a Applicable Fringe Benefit on the taxable value of chargeable expenses of the Company as prescribed by the Income Tax Act, 1961.

xxiii) Provisions, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be outflow of resources. Contingent liabilities are not recognised but are disclosed in the notes. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets are neither recognised nor disclosed in the financial statements.

xxiv) Security of loans given

Housing loans/loans against property granted are secured by equitable registered mortgage of property and/or undertaking to create a security. Secured loans in the nature of commercial vehicle, auto finance are secured against hypothecation of respective vehicle.

Notes to the Abridged Consolidated Financial Statements

1. (a) Previous year's figures have been reworked, regrouped and reclassified wherever necessary.

   (b) Figures have been presented in 'Crore' of rupees with two decimals in accordance with the approval received from the Company Law Board. Figures less than Rs.50,000 have been shown at actual in brackets.

   (c) In case of Reliance Money Express Ltd. (formerly Travelmate Services (India) Pvt. Ltd.) previous year figures are not comparable with the current year's figures, being previous years figures are for fifteen months i.e. January 1, 2006 to March 31, 2007.

   (d) In case of Reliance Capital Asset Management Ltd., pursuant to the adoption of Accounting Standard - 15 (AS-15) on "Employee Benefits" the transitional liability as at April 1, 2007 of Rs.1.37 crore (net of tax Rs.0.70 crore) has been adjusted against the opening balance of Profit and Loss Account.

2. Other Expenses referred include

   i) Net prior period items Rs.2.45 crore (net debit) (Previous year Rs.1.73 crore (net debit)).

   ii) Sales tax paid (net) Rs.Nil (Previous Year Rs.1,156).

3. The Company has partnership in the following firms

   i) Reliance Capital Partners

      a) The firm consists of following partners

         i) Reliance Capital Limited

         ii) Reliance Land Pvt. Ltd.

         iii) Shri Surendra Pipara

      b) Profit Sharing Ratio

         The profit is distributed between the partners on weighted average cost of capital.

         The profit of Rs.32.47 crore of Reliance Capital Partners is considered as income of current financial year. The firm was constituted on April 19, 2006 and reconstituted on April 21, 2006.

   ii) Reliance Capital Infrastructure Partners

      a) The firm consists of following partners

         i) Reliance Capital Limited

         ii) Reliance Infocomm Infrastructure Pvt. Ltd.

         iii) Reliance Global Fund and Investments Ltd. (Formerly Reliance AWorld Ltd.)

      b) Profit Sharing Ratio

         The profit is distributed between the partners on weighted average cost of capital.

4. In March 2007 the Company purchased non performing loans aggregating to Rs.11.61 crore. In accordance with the requirements of RBI circular: DBOD.NO.BP.BC.16/21.04.048/2005-06 the Company has classified these as standard assets. None of these accounts were restructured during the year and the aggregate outstanding as at March 31, 2008 was Rs.10.97 crore (Previous year 11.61 crore).

5. During the year, Reliance Capital Asset Management Ltd. (RCAM), a wholly owned subsidiary of the Company has issued 7,10,000 equity shares of Rs.10 each, i. e. 2,00,000 equity shares of Rs.10 each at a premium of Rs.1,990 per share to Reliance ADA Group Trustees Pvt. Ltd. under Employees Stock Option Scheme (ESOP) and 5,10,000 equity shares of Rs.10 each at a premium of Rs.9,813.53 per share to the investing shareholder, resulting in reduction of the Company's holding in RCAM to 93.37%. Accordingly Rs.50.68 crore is transferred to minority interest from the net worth of RCAM in Consolidated Financial Statement of the Company.

6. **Goodwill on Consolidation of Subsidiaries**

As on April 16, 2007 the Company had acquired 100% holding in Reliance Capital Markets Pvt. Ltd. (Formerly Market on Net (India) Pvt. Ltd.) at a cost of Rs.0.01 crore. On consolidation of the above subsidiary the Company has recognised a goodwill of Rs.0.02 crore.

(Rs. in crore)

Particulars	Amount
Opening balance of Goodwill on consolidation of Subsidiaries	0.07
Add: On acquisition of subsidiary during the year	0.02
Closing balance of Goodwill on consolidation of Subsidiaries	**0.09**

7. **Managerial Remuneration**

(a) i) Commission to Non Executive Directors (included under the head "Payments to and Provisions for Employees")

The Company has taken approval of the Central Government u/s 309(4) of the Companies Act, 1956 for payment of Commission to Non Executive Directors upto 3% of the net profits calculated as per provisions of sections 198, 349 and 350 of the Companies Act, 1956 for a period of five years w.e.f. April 1, 2006.

Computation of net profit in accordance with section 349 of the Companies Act, 1956.

(Rs. in crore)

Particulars	2007-2008	2006-2007
Profit before Taxation	1 171.45	733.18
Add: Depreciation as per accounts	17.09	7.07
Managerial Remuneration	23.33	-
Less: Depreciation as per section 350 of the Companies Act, 1956	17.09	7.07
Net Profit for the year	1 194.78	733.18
Salaries, Perquisites and Commission to Managing Director/Executive Directors	12.00	*11.33
Commission (restricted to 3%)	35.84	21.99

* Commission pertaining to the F.Y. 2006-07 charged in current year Profit and Loss Account as per approval of the Remuneration Committee.

ii) Payment to and provision for employees include Managerial Remuneration by way of:

(Rs. in crore)

Particulars	2007-2008	2006-2007
i) Salaries	1.68	0.88
ii) Perquisites	0.14	0.15
iii) Contribution to Provident Fund	0.14	0.13
Total	1.96*	1.16

* inclusive of arrears.

Information relating to payment to Manager/Directors does not include payment for gratuity, leave encashment and Superannuation Fund which is provided for group of employees on an overall basis.

8. Non Convertible Debentures referred under Loan Funds of Abridged Balance Sheet are redeemable at par, in one or more installments, on various dates with the earliest redemption being on April 7, 2008 and the last being on October 23, 2008. The debentures amounting to Rs.884.32 crore are redeemable in the Financial Year 2008-09.

9. Contingent Liabilities and Commitments (As certified by the management)

(Rs. in crore)

		As at March 31, 2008	As at March 31, 2007
Contingent Liabilities			
i)	Guarantees to Banks and Financial Institutions on behalf of third parties	30.62	56.06
ii)	Claims against the Company not acknowledged as debt (Sales Tax / Income Tax) (The Income Tax Assessments have been completed up to Assessment Year 2006-07)	6.62	8.91
iii)	Claims outstanding	307.99	142.33
Commitments			
iv)	Estimated amount of contracts remaining to be executed on capital account (net of advances)	1.98	9.05
v)	Uncalled amount on Investments	516.23	22.02

10. The company is organised into following reportable segments referred to in Accounting Standard-17 (AS-17) on **"Segment Reporting"**

(Rs. in crore)

	Finance & Investments	Asset Management	General Insurance	Consumer Finance	Elimination	Total
Revenue						
i) External	1 742.76	472.92	2 346.12	394.58	-	4 956.38
	(898.35)	(203.75)	(1 055.76)	(-)	(-)	(2 157.86)
ii) Inter Segment	35.03	0.12	2.13	-	37.28	37.28
	(1.66)	(-)	(0.09)	(-)	(1.75)	(-)
Total Revenue	1 707.73	472.80	2 343.99	394.58	-	4 919.10
	(898.26)	(203.75)	(1 055.85)	(-)	(1.75)	(2 157.86)
Result						
Segment Result Profit/loss* before tax	1 191.29	205.43	(162.84)*	5.86	23.99	1 215.75
	(737.36)	(71.92)	(2.24)	(-)	(-)	(811.52)
Other Information						
Segment Assets	8 527.77	847.61	1 733.82	7 368.59	13.33	18 464.46
	(6 538.74)	(141.27)	(738.68)	(-)	(-)	(7 418.69)
Unallocated Assets	-	-	-	-	-	0.09
	(-)	(-)	(-)	(-)	(-)	(-)
Segment Liabilities	3 294.19	88.52	1 249.73	7 160.76	13.33	11 779.87
	(1 626.38)	(28.64)	(475.28)	(-)	(2.94)	(2 127.36)
Unallocated Liabilities	-	-	-	-	-	24.28
	(-)	(-)	(-)	(-)	(-)	(-)
Capital Expenditure	18.90	13.84	52.14	20.55	-	105.43
	(27.67)	(7.60)	(24.82)	(-)	(-)	(60.09)
Depreciation	13.34	4.97	18.77	4.33	-	41.41
	(7.37)	(2.01)	(4.58)	(-)	(-)	(13.96)
Non-cash expenses other than depreciation	84.35	7.53	377.41	-	-	469.21
	(-)	(1.19)	(-)	(-)	(-)	(1.19)

Figures in bracket indicate previous year's figures.

Notes

i) As per Accounting Standard-17 (AS-17) on "Segment Reporting", issued by the Institute of Chartered Accountants of India, the Company has reported segment information on the consolidated basis including business conducted through its subsidiaries.

ii) The reportable Segments are further described below

a) Finance & Investment

b) Asset Management

c) General Insurance

d) Consumer Finance

iii) Since all the operations of the Company are conducted within India, as such there is no separate reportable geographical segment.

11. **Related Party Disclosures**

List of related parties

i) **Promoters**

AAA Enterprises Pvt. Ltd. (Holding Company)
Reliance Innoventures Pvt. Ltd. (Ultimate Parent Company)
Shri Anil D. Ambani
Smt. Tina A. Ambani
Smt. Kokilaben D. Ambani
Master Jai Anmol A. Ambani
Master Jai Anshul A. Ambani
Hansdhwani Trading Co. Pvt. Ltd.

ii) **Partnership Firms**

Reliance Capital Partners
Reliance Capital Infrastructure Partners

iii) **Associates**

Reliance Land Pvt. Ltd.
Reliance Share & Stock Brokers Pvt. Ltd.
Ammolite Holdings Ltd.
Reliance Asset Reconstruction Company Ltd.
WorldTel Holding Ltd. (Ceased to be an Associate w.e.f. December 31, 2007)

iv) **Fellow Subsidiaries**

Reliance Communications Ltd.
Reliance Communications Infrastructure Ltd.
Reliance Telecom Ltd.
Matrix Innovations Ltd.
Reliance Natural Resources Ltd.
Gateway Systems (India) Ltd.
Reliance Webstores Ltd.
Reliance Infocomm Infrastructure Pvt. Ltd.

v) **Key Managerial Personnel**

a) Shri V. R. Mohan - Company Secretary & Manager
b) Smt. Geeta Chandran - Manager - Reliance Capital Asset Management Ltd.
c) Shri K. A. Somasekharan - CEO & President - Reliance General Insurance Company Ltd.

vi) Transactions during the year with related parties

(Rs. in crore)

Particulars	Holding Company	Fellow Subsidiaries	Associates	Key Management Personnel	Total
Equity Shares					
Issued / converted during the year	-	-	-	-	-
	(494.76)	(-)	(-)	(-)	(494.76)
Equity Warrants					
Converted into shares	-	-	-	-	-
	(49.48)	(-)	(-)	(-)	(49.48)
Investments					
a) Subscribed/Purchased during the year	-	-	0.25	-	0.25
	(-)	(-)	(285.95)	(-)	(285.95)
b) Sold/Redeemed/withdrawal during the year (includes Partnership Firm)	-	-*	2.05	-	2.05
*Re.1 of WorldTel Holding Ltd.	(-)	(1 686.97)	(0.05)	(-)	(1 687.02)
c) Brokerage paid during the year	-	-	0.89	-	0.89
	(-)	(-)	(0.83)	(-)	(0.83)
d) Balance as at March 31, 2008	-	211.77	20.49	-	232.26
(includes Partnership Firm)	(-)	(211.77)	(42.89)	(-)	(254.66)
Stock-in-trade					
a) Brokerage paid during the year	-	-	-	-	-
	(-)	(-)	(0.25)	(-)	(0.25)
b) Balance as at March 31, 2008	-	-	-	-	-
	(-)	(-)	(-)	(-)	(-)
Sundry Debtors					
Balance as at March 31, 2008	-	9.22	0.03	-	9.25
	(-)	(5.26)	(203.64)	(-)	(208.90)
Receivables for Assets on Lease					
a) Repaid during the year	-	-	-	-	-
	(-)	(1.19)	(-)	(-)	(1.19)
b) Balance as at March 31, 2008	-	-	-	-	-
	(-)	(-)	(-)	(-)	(-)
Loans to others					
a) Given during the year	-	-	294.39	-	294.39
	(-)	(1 548.45)	(584.19)	(-)	(2 132.64)
b) Returned during the year	-	1 163.45	567.43	-	1 730.88
	(-)	(-)	(592.59)	(-)	(592.59)
c) Balance as at March 31, 2008	-	385.00	565.17	-	950.17
	(-)	(1 548.45)	(838.21)	(-)	(2 386.66)
d) Interest receivable on above	-	-	2.92	-	2.92
(#Rs.10 411)	(-)	(4.67)	(6.15)	(-)	(10.82)

(Rs. in crore)

Particulars	Holding Company	Fellow Subsidiaries	Associates	Key Management Personnel	Total
Advances recoverable in cash or in kind					
a) Given during the year	-	-	4.23	-	4.23
	(-)	(-)	(-)	(-)	(-)
b) Returned during the year #Rs.14 400 (##Previous year Rs.14 400)	-	-	-	#	#
	(-)	(-)	(-)	(##)	(##)
c) Balance as at March 31, 2008	-	-	4.23	0.04	4.27
	(-)	(-)	(-)	(0.04)	(0.04)
d) Interest receivable as at March 31, 2008	-	-	-	0.01	0.01
	(-)	(-)	(-)	(0.01)	(0.01)
Current Liabilities					
a) Sundry Creditors Balance as at March 31, 2008 * Rs.36 872	-	1.43	-	-	1.43
	(-)	(-)	(-)	(-)	(-)
Income					
a) Interest & Finance Income ### Rs.8 136	-	122.01	11.40	-	133.41
	(-)	(160.96)	(62.42)	(###)	(223.38)
b) Loss on sale of Investments	-	22.65	-	-	22.65
	(-)	(-)	(-)	(-)	(-)
c) Rent	-	4.41	-	-	4.41
	(-)	(4.41)	(-)	(-)	(4.41)
d) Miscellaneous Income * Credit balance written back Rs.938	-	-	-	-	-*
	(-)	(-)	(-)	(-)	(-)
Expenditure					
a) Rent	-	-	-	-	-
	(-)	(0.14)	(-)	(-)	(0.14)
b) Insurance	-	-	-	-	-
	(-)	(-)	(-)	(-)	(-)
c) Payment to and provisions for employees	-	-	-	1.96	1.96
	(-)	(-)	(-)	(1.16)	(1.16)
d) Professional fees	-	0.04	-	-	0.04
	(-)	(0.50)	(-)	(-)	(0.50)
e) Repairs & Maintenance	-	5.39	-	-	5.39
	(-)	(-)	(-)	(-)	(-)
f) Miscellaneous **Rs.500	-	0.13	**	-	0.13
	(-)	(0.64)	(-)	(-)	(0.64)
Contingent Liability					
Guarantees to Banks and Financial Institutions on behalf of third parties	-	0.65	-	-	0.65
	(-)	(0.12)	(0.35)	(-)	(0.47)

Notes

1. Figures in bracket indicate previous year figures.
2. Expenses incurred towards public utilities services such as telephone and electricity charges has not been considered for related party transaction.

Notes to the Abridged Consolidated Financial Statements

3. Previous year transactions with parties that have become related parties in the current year have been excluded in the above mentioned table as the relationship did not exist.

4. In addition to the above, Commission amounting to Rs.11.00 crore (Previous Year Rs.Nil) and Directors' Sitting Fees of Rs.60,000, (Previous Year Rs.40,000) has been paid to Shri Anil D. Ambani, an individual having significant influence.

12. **Significant transactions with related parties**

i) Equity shares includes Rs.Nil (Previous Year Rs.494.76 crore) converted/issued to AAA Enterprises Pvt. Ltd.

ii) Equity warrants of Rs.49.48 crore held by AAA Enterprises Pvt. Ltd. have been converted to equity shares in previous year at the rate of Rs.228 per share (premium Rs.218 per share) issued to AAA Enterprises Pvt. Ltd.

iii) Investments purchased lying in Associates Rs.Nil (Previous Year Rs.159.84 crore) subscribed to debentures of Viscount Management (Alpha) Services Ltd., Rs.Nil (Previous Year Rs.119.88 crore) subscribed to debentures of Viscount Management Services Ltd. and Rs.0.25 crore (Previous Year Rs.Nil) in Reliance Asset Reconstruction Company Ltd.

iv) Investments sold lying in fellow subsidiaries, Rs.Nil (Previous Year Rs.1,548.45 crore) related to deep discount bonds to Reliance Communications Ltd. & Investments sold in associates comprise Rs.Nil (Previous Year Rs.0.03 crore) in shares to Reliance Land Pvt. Ltd. and Rs.2.05 crore (Previous Year Rs.0.02 crore) in shares to Reliance Share & Stock Brokers Pvt. Ltd.

v) Investments lying in associates includes Rs.0.89 crore (Previous Year Rs.0.83 crore) brokerage paid to Reliance Share & Stock Brokers Pvt. Ltd.

vi) Investments as at March 31, 2008, lying in fellow subsidiary Rs.209.05 crore (Previous Year Rs.209.05 crore) in shares of Reliance Communications Ltd., Rs.10.00 crore (Previous Year Rs.10.00 crore) in shares of Reliance Land Pvt. Ltd., Rs.9.00 crore (Previous Year Rs.9.00 crore) in shares of Reliance Share & Stock Brokers Pvt. Ltd.

vii) Stock-in-trade includes Rs.Nil (Previous Year Rs.0.25 crore) brokerage paid to Reliance Share & Stock Brokers Pvt. Ltd.

viii) Sundry Debtors as at March 31, 2008 lying in fellow subsidiary, Rs.9.22 crore (Previous Year Rs.5.26 crore) due from Reliance Communications Ltd., Rs.Nil (Previous Year Rs.203.61 crore) due from Reliance Share & Stock Brokers Pvt. Ltd. and Rs.0.04 crore (Previous Year Rs.Nil) due from Reliance Asset Reconstruction Company Ltd.

ix) Receivables for Assets on Lease includes Rs.Nil (Previous Year Rs.0.83 crore) repaid by Reliance Communications Infrastructure Ltd. and Rs.Nil (Previous Year Rs.0.35 crore) repaid by Reliance Telecom Ltd.

x) Loans to others lying in associates, Rs.233.03 crore (Previous Year Rs.97.16 crore) given to Reliance Land Pvt. Ltd. and Rs.59.39 crore (Previous Year Rs.60.00 crore) given to Reliance Share & Stock Brokers Pvt. Ltd. and Rs.1.97 crore (Previous Year Rs.Nil) given to Ammolite Holdings Ltd.

xi) Loans to others lying in associates, Rs.431.18 crore (Previous Year Rs.571.14 crore) repaid by Reliance Land Pvt. Ltd. and Rs.136.25 crore (Previous Year Rs.Nil) repaid by Reliance Share & Stock Brokers Pvt. Ltd.

xii) Loans to others lying in fellow subsidiaries, includes Rs.1 163.45 crore (Previous Year Rs.Nil) repaid by Reliance Communications Infrastructure Ltd.

xiii) Loans to others as at March 31, 2008, lying in fellow subsidiaries, includes Rs.385.00 crore (Previous Year Rs.1,548.45 crore) given to Reliance Communications Infrastructure Ltd.

xiv) Interest receivable on loans as at March 31, 2008 lying in fellow subsidiaries, includes Rs.Nil (Previous Year Rs.4.67 crore) due from Reliance Communications Infrastructure Ltd.

xv) Interest receivable on loans as at March 31, 2008 lying in associates, Rs.Nil (Previous Year Rs.5.60 crore) due from Reliance Land Pvt. Ltd. and Rs.2.92 crore (Previous Year Nil) due from Ammolite Holdings Ltd.

xvi) Advance recoverable in cash or kind lying in associates, includes Rs.4.23 crore (Previous Year Rs.Nil) given to Reliance Asset Reconstruction Company Ltd. against share application money.

xvii) Advance recoverable in cash or kind includes Rs.14,400 (Previous Year Rs.14,400) repaid by Shri V. R. Mohan.

xviii) Advance recoverable in cash or kind as at March 31, 2008, lying in associates, includes Rs.4.23 crore (Previous Year Rs.Nil) receivable from Reliance Assets Reconstruction Company Ltd.

xix) Advance recoverable in cash or kind as at March 31, 2008, includes Rs.0.04 crore (Previous Year Rs.0.04 crore) receivable from Shri V. R. Mohan.

xx) Advance recoverable in cash or kind as at March 31, 2008, includes Rs.0.01 crore (Previous Year Rs.0.01 crore) interest receivable from Shri V. R. Mohan.

xxi) Sundry Creditors as at March 31, 2008 lying in associates, includes Rs.1.43 crore (Previous Year Rs.Nil) payable to Reliance Communications Infrastructure Ltd.

xxii) Interest and Finance Income, lying in fellow subsidiaries, includes Rs.122.01 crore (Previous Year Rs.153.09 crore) received from Reliance Communications Infrastructure Ltd.

xxiii) Interest and Finance Income, lying in associates, Rs.Nil (Previous Year Rs.17.98 crore) received from Viscount Management Services Ltd., Rs.Nil (Previous Year Rs.26.77 crore) received from Viscount Management (Alpha) Services Ltd., Rs.1.45 (Previous Year Rs.8.39 crore) received from Reliance Land Pvt. Ltd., Rs.7.04 (Previous Year Rs.8.73 crore) received from Reliance Share & Stock Brokers Pvt. Ltd., and Rs.2.91 crore received from Ammolite Holdings Ltd. (Previous Year Rs.0.54 crore)

xxiv) Rent income lying in fellow subsidiaries includes Rs.Nil (Previous Year Rs.4.41 crore) received from Reliance Communications Infrastructure Ltd. and Rs.4.41 crore (Previous Year Rs.Nil) received from Reliance Communications Ltd.

xxv) Rent expenditure lying in fellow subsidiaries / associates, Rs.Nil (Previous Year Rs.0.14 crore) paid to Reliance Communications Infrastructure Ltd.

xxvi) Payments to and provisions for employees includes Rs.0.30 crore (Previous Year Rs.0.25 crore) paid to Shri V. R. Mohan, Rs.0.32 crore (Previous Year Rs.0.22 crore) paid to Smt. Geeta Chandran and Rs.1.34 crore (Previous Year Rs.0.69 crore) paid to Shri K. A. Somasekharan.

xxvii) Professional fees Rs.0.04 crore (Previous Year Rs.0.50 crore) paid to Reliance Communications Infrastructure Ltd.

xxviii) Repairs & maintenance expenditure lying in fellow subsidiaries, includes Rs.4.97 crore (Previous Year Rs.Nil) paid to Reliance Communications Infrastructure Ltd. and Rs.0.27 crore (Previous Year Rs.Nil) paid to Reliance Infocomm Infrastructure Pvt. Ltd.

xxix) Miscellaneous expenditure lying in fellow subsidiaries, includes Rs.0.12 crore (Previous Year Rs.0.62 crore) paid to Reliance Communications Infrastructure Ltd.

xxx) Contingent liability for Bank Guarantee given to Banks and Financial Institutions lying in fellow subsidiaries / associates includes Rs.Nil (Previous Year Rs.0.08 crore) for Matrix Innovations Pvt. Ltd., Rs.0.65 crore (Previous Year Rs.0.03 crore) for Reliance Webstores Pvt. Ltd. and Rs.Nil (Previous Year Rs.0.35 crore) for Reliance Share & Stock Brokers Pvt. Ltd.

13. **Assets taken on operating lease**

(Rs. in crore)

Particulars	Total	Not later than one year	Later than one year and not later than five years	Later than five years
Future liabilities in respect of car/ premises taken after April 1, 2001	110.39 (15.57)	34.18 (3.12)	68.06 (8.06)	8.15 (4.39)

Figures in brackets indicate previous year figures.

Notes to the Abridged Consolidated Financial Statements

14. Basic and Diluted Earning Per Share

For the purpose of calculation of Basic and Diluted Earning Per Share the following amounts are considered:

(Rs. in crore)

Particulars		2007-08	2006-07
a)	Amounts used as the numerators		
	Net Profit after share of profit/(loss) of associate	1 009.06	702.99
	Less: Preference dividend and tax thereon	-	-
	Net Profit available for equity shareholders	1 009.06	702.99
b)	Weighted average number of equity shares (Nos.)	24 56 32 800	22 76 18 827
c)	Basic Earning Per Share (Rs.)	41.08	30.88
d)	Diluted Earning Per Share (Rs.)	41.08	30.88

15. Deferred Tax Liabilities / (Assets)

The Company has recognised deferred tax liability of Rs.19.44 crore as on March 31, 2008, details are as under:

(Rs. in crore)

	As at March 31, 2008	As at March 31, 2007
Deferred tax liabilities		
Depreciation on Fixed Assets	76.53	14.42
Deferred tax assets		
Loan Loss Provisioning & Disallowance u/s 43B of the Income Tax Act, 1961.	57.09	6.91
Net deferred tax liabilities / (Assets)	19.44	7.51

16. Micro, Small and Medium Enterprises

In case of Reliance Capital Limited ('the Company'), the management, has identified enterprises which have provided goods and services to the Company and which qualify under the definition of Medium and Small Enterprises, as defined under Micro, Small and Medium Enterprises Development Act, 2006. At any point of time during the year there is no liability due for payment to such Micro, Small and Medium Enterprises. In case of subsidiaries companies, the management is currently in the process of identifying enterprises which have been provided goods and services to the company. Accordingly, the disclosure in respect of such amount payable to Micro, Small and Medium enterprises as at March 31, 2008 has not been made in the financial statements of the subsidiaries.

17. **The subsidiaries/associate companies considered in the consolidated financial statements with their proportion of ownership are as under**

Name	Country of Incorporation	Year Ending	Proportion of ownership (interest)
List of Subsidiaries			
Reliance Capital Asset Management Ltd.	India	March 31, 2008	93.37%
Reliance Capital Trustee Co. Ltd.	India	March 31, 2008	100%
Reliance General Insurance Company Ltd.	India	March 31, 2008	100%
Reliance Gilts Ltd.	India	March 31, 2008	100%
Reliance Venture Asset Management Pvt. Ltd.	India	March 31, 2008	100%

Notes to the Abridged Consolidated Financial Statements

Name	Country of Incorporation	Year Ending	Proportion of ownership (interest)
Reliance Capital Research Pvt. Ltd.	India	March 31, 2008	100%
Reliance Technology Ventures Pvt. Ltd.	India	March 31, 2008	100%
Reliance Money Express Ltd. (formerly known as Travelmate Services (India) Pvt. Ltd.)	India	March 31, 2008	100%
Reliance Capital Markets Pvt. Ltd. (formerly known as Market on Net (India) Pvt. Ltd.)	India	March 31, 2008	100%
Medybiz Pvt. Ltd.	India	March 31, 2008	100%
Net Logistics Pvt. Ltd.	India	March 31, 2008	90% #
Reliance Asset Management (Mauritius) Ltd.	Mauritius	March 31, 2008	93.37%
Reliance Asset Management (Singapore) Pte. Ltd.	Singapore	March 31, 2008	93.37%
Reliance Capital Asset Management (UK) Plc	United Kingdom	March 31, 2008	93.37%
Reliance Capital Partners (Partnership Firm)	India	March 31, 2008	100%
Associates			
Reliance Land Pvt. Ltd.	India	March 31, 2008	50%
Reliance Share & Stock Brokers Pvt. Ltd.	India	March 31, 2008	50%
Ammolite Holdings Ltd.*	USA	March 31, 2008	50%
Reliance Asset Reconstruction Company Ltd.	India	March 31, 2008	49.33%

Notes

a) # Balance 10% proportion of ownership interest in Net Logistics Pvt. Ltd. is held by Medybiz Pvt. Ltd.

b) WorldTel Holding Ltd. (ceased to be an associate w.e.f. December 31, 2007)

c) *The account of Ammolite Holdings Ltd. has not been considered as the same are under compilation.

18. The Investments of Reliance General Insurance Company Ltd. amounting to Rs.1,310.73 crore (Previous Year Rs.633.15 crore) have been accounted on held till maturity basis in accordance with the Insurance Regulatory & Development Act, 1999 and the regulations framed thereunder read with relevant provisions of Insurance Act, 1938 and Companies Act, 1956.

19. Since Reliance Gilts Ltd. has not commenced business, expenditure incurred during the year of Rs.62,381 (Previous Year Rs.54,640) are treated as pre-operation expenses (included in Preliminary Expenses) and carried to the Balance Sheet.

20. Goodwill of Rs.Nil (Previous Year Rs.10.04 crore) arising at the time of acquisition of associates has been included in the carrying amount of investment in associates, as per Accounting Standard-23 (AS-23) on "Accounting for Investment in Associates in Consolidated Financial Statements".

21. The Company's stake in share capital of DTDC Courier & Cargo Ltd., Gini & Jony Apparels Pvt. Ltd., BLR India Pvt. Ltd. (w.e.f. November 14, 2007), Maan Sarovar Properties Development Pvt. Ltd. (w.e.f. April 3, 2007), Victory Transformers

and Swithchgears Pvt. Ltd. (w.e.f. December 31, 2007), is in excess of 20% each. These investments have been made by the Company for a short term with an intention to sell these investments in the future.

a) In accordance with Para 7 of Accounting Standard-23 (AS-23) on "Accounting for Investments in Associates in Consolidated Financial Statements" as per Companies (Accounting Standard) Rules, 2006, these investments have not been accounted for as associates in the preparation of consolidated financial statements.

b) The Company does not have any "Significant Influence" on these companies, as defined by Accounting Standard-18 (AS-18) on Related Party Disclosures as per Companies (Accounting Standard) Rules, 2006 and hence the transactions with these parties are not considered for Related Party Disclosures.

22. **Performance Ratios**

		2007-2008	2006-2007
a)	Income / Total Assets	0.27:1	0.29:1
b)	Operating Profit / Capital Employed (%)#	18.39	10.94*
c)	Return on Networth (%)	15.22	13.29*
d)	Profit After Tax / Income (%)	20.44	32.59

* Networth & the Capital Employed included Rs.445.28 crore, pursuant to allotment of shares by the Company on account of exercise of options attached with the warrants in the last quarter.

Capital Employed denotes Share Capital and Reserve& Surplus.

Consolidated Cashflow for the year ended March 31, 2008

(Rs. in crore)

Particulars	2007-2008		2006-2007	
A. Cash Flow from Operating Activities				
Net profit before tax as per P & L Account		1 215.74		811.52
Net profit before tax and prior period items		1 215.74		811.52
Adjusted for				
Prior Period Expenses	(2.45)		(1.73)	
Depreciation	41.21		13.96	
Lease Equalisation	-		11.97	
Miscellaneous Expenditure written off	0.97		1.19	
Provision for Non Performing Assets / Doubtful Debts	16.86		1.35	
Provision for Diminution in the value of Assets	46.52		-	
Provision for Diminution in the value of Investments	26.05		-	
Provision for Repossessed Stock	0.27		-	
Balances Written off	1.20		1.22	
Miscellaneous Expenditure	-		(0.01)	
Credit Balance/Excess Provision Written Back	(0.05)		(0.27)	
Investments -				
Interest/Dividend Income	(186.59)		(38.23)	
(Profit) / Loss on sale of Investment (Net)	(1 089.96)		(514.77)	
Interest Expenses	413.88		42.70	
Loss / (Profit) on sale of Fixed Assets (Net)	0.01	(732.09)	(0.01)	(482.63)
Operating Profit before Working Capital Changes		483.65		328.89
Adjusted for				
Trade and Other Receivables	(7 379.95)		(2 237.03)	
Inventories	(2.05)		(24.53)	
Loan Originating Cost	(97.74)		-	
Proceeds from/(Repayment of) short term borrowings	7 761.15		1 211.51	
Trade Payables	1 614.48	1 895.89	396.73	(653.32)
Cash generated from operations		2 379.54		(324.43)
Interest Paid	(253.00)		(31.46)	
Taxes Paid	(64.88)	(317.88)	(47.63)	(79.09)
Cash Flow before prior period items		2 061.66		(403.52)
Prior Period items		2.45		1.73
Net Cash from / (used in) Operating Activities		2 064.11		(401.79)
B. Cash Flow from Investing Activities				
Purchase of Fixed Assets		(104.58)		(60.09)
Sale of Fixed Assets		0.30		0.35
Purchase of Investments		(13 732.41)		(3 103.34)
Sale of Investments		11 656.49		3 159.89
Interest Received		51.03		-
Dividend Received		13.54		38.23
Net Cash from / (used in) Investing Activities		(2 115.63)		35.04
C. Cash Flow from Financing Activities				
Issue / (Redemption) of Share Capital (including warrants)		501.00		445.27
Miniority Interest		-		-
Proceeds from Long Term Borrowings		-		-
Repayment of Long Term Borrowings		-		-
Proceeds from / (Repayment of) Short Term Borrowings		0.62		-
Dividend Paid		(100.43)		(59.72)
Net Cash from / (used in) Financing Activities		401.19		385.55
Net increase / (decrease) in Cash and Cash Equivalents (A + B + C)		349.67		18.80
Opening Balance of Cash and Cash Equivalents		43.21		24.41
Closing Balance of Cash and Cash Equivalents*		392.88		43.21

The previous year's figures have been regrouped and reclassified wherever necessary.

*Fixed Deposits with banks amounting to Rs.663.37 (Previous Year Rs.145 crore) under lien are not considered as Cash & Cash Equivalents.

As per our report of even date

For **CHATURVEDI & SHAH**
Chartered Accountants

C. D. Lala
Partner
Membership No.: 35671

For **BSR & Co.**
Chartered Accountants

Akeel Master
Partner
Membership No.: 46768

Mumbai
Dated: April 29, 2008

For and on behalf of the Board

Chairman	**Anil D. Ambani**
Vice Chairman	**Amitabh Jhunjhunwala**
Directors	**Rajendra P. Chitale** **C. P. Jain**
Company Secretary & Manager	**V. R. Mohan**

Mumbai
Dated: April 29, 2008

Reliance Capital Limited

Shareholder's Satisfaction Survey 2008

We have been constantly endeavouring to extend the best possible services to our shareowners and we seek your feedback on the same. Kindly, therefore, return this response form duly filled to our R & T agents, Karvy Computershare Private Limited.
It is indeed our privilege to have you as our shareowner and to continue to receive your trust and confidence.

To,
Karvy Computershare Private Limited
Unit : Reliance Capital Limited
Plot No. 17-24, Vittal Rao Nagar,
Madhapur,
Hyderabad 500 081.

Reg : **Shareholder Satisfaction Survey-2008-Response Form**

Name of Sole/First holder : ____________________

Folio No. ☐☐☐☐☐☐ STD Code ☐☐☐☐☐☐

DP ID ☐☐☐☐☐☐☐☐ Telephone No. ☐☐☐☐☐☐☐☐

Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐ e-mail ____________________

center fold

Kindly rate our services in following areas

		Excellent	Good	Needs Improvement
1.	Responses to queries/complaints	☐	☐	☐
2.	Your overall rating of our investor service	☐	☐	☐
3.	Presentation of information on Company's website www.reliancecapital.co.in	☐	☐	☐
4.	Quality and contents of Annual Report 2007-08	☐	☐	☐

5. Do you have any grievance which has not been addressed so far : ☐ Yes ☐No
If yes, please furnish details in brief

____

____

6. Your suggestions and comments for improvement in our services

____

____

Date__________ **Signature of member**

Business Reply Inland Letter Card

Postage will be paid by the Addressee

BRP NO. HDC/B - 522
Cyberabad Post Office
Hyderabad - 500 081

No postage stamp necessary if posted in INDIA

To,
Karvy Computershare Private Limited
Unit: Reliance Capital Limited
Plot No. 17-24, Vittal Rao Nagar,
Madhapur,
Hyderabad - 500 081.

Fold

Notes

Notes

ATTENDANCE SLIP

Reliance Capital Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.
Joint shareholders may obtain additional attendance slip at the venue.

DP. Id*	
Client Id*	

Master Folio No.	
No. of Share(s) held	

NAME AND ADDRESS OF THE SHAREHOLDER

I hereby record my presence at the **22nd ANNUAL GENERAL MEETING** of the Company held on Tuesday, September 16, 2008, at 11:00 a.m., at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

Signature of the shareholder or proxy
*Applicable for investors holding shares in electronic form.

.... TEAR HERE ....

PROXY FORM

Reliance Capital Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

DP. Id*	
Client Id*	

Master Folio No.	
No. of Share(s) held	

I/We .... of
.... being a member/members of Reliance Capital Limited
hereby appoint ....
of .... or failing him
.... of ....

as my/our proxy to vote for me/us and on my/our behalf at the **22nd ANNUAL GENERAL MEETING** to be held on Tuesday, September 16, 2008 at 11:00 a.m., or at any adjournment thereof.

Signed this .... day of .... 2008.

Affix Re. 1/- revenue stamp

* Applicable for investors holding shares in electronic form.

Note (1) The proxy in order to be effective should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the aforesaid meeting. The Proxy need not be a member of the Company.

(2) Members holding shares under more than one folio may use photocopy of this Proxy Form for other folios. The Company shall provide additional forms on request.

Book Post

Permitted to post on prepayment of postage in cash in Business Post Unit of Udupi H.O under P.M.G S.K. Region, Bangalore - 560 001 vide license No. KT/SK/BD/05/400000/2008-09/07-08-08 to 19-08-08 with Postage of Rs.07/-(Rupees seven only)

To,

If undelivered please return to :

Karvy Computershare Pvt. Ltd.
Unit: Reliance Capital Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur, Hyderabad - 500 081.
Tel : +91-40-2342 0818 - 25
Fax: +91-40-2342 0859
Email: rclinvestor@karvy.com

END